As filed with the Securities and Exchange Commission on February 6, 1997
                                                         No. 333-_______________
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                              --------------------

                         FORM S-3 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                   ----------
                        CONSUMER PORTFOLIO SERVICES, INC.
             (Exact name of registrant as specified in its charter)


           California                 6153                   33-0459135
 (State or other jurisdiction   (Primary Standard        (I.R.S. Employer
       of incorporation        Industrial Number)       Identification No.)
       or organization)        Classification Code
                              _____________________

                                      2 ADA
                            IRVINE, CALIFORNIA  92618
                                 (714) 753-6800
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                              _____________________

                             CHARLES E. BRADLEY, JR.
                                    President
                        Consumer Portfolio Services, Inc.
                                      2 Ada
                            Irvine, California  92618
                                 (714) 753-6800
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              _____________________

                                 WITH COPIES TO:
        WILLIAM J. FEIS, ESQ.                       DAVID S. KATZ, ESQ.
            TROY & GOULD                    ORRICK, HERRINGTON & SUTCLIFFE LLP
      Professional Corporation                      Washington Harbour
 1801 Century Park East, Suite 1600                 3050 K Street, N.W.
   Los Angeles, California  90067                 Washington, D.C.  20007
           (310) 553-4441                             (202) 339-8497
           (310) 201-4746                             (202) 339-8500
                              _____________________

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. /X/
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. /_/ If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/
If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/
                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                              Proposed maximum         Proposed maximum
 Title of each class of                Amount to be          offering price per       aggregate offering     Amount of registration
securities to be registered             registered                security                 price(1)                    fee
----------------------------------------------------------------------------------------------------------------------------------
 Participating Equity Notes-SM-
 due 2004 (partially convertible)       $40,250,000                 100%                  $40,250,000              $12,196.97
----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, no par value         670,833 shares (2)           $15.00 (1)             $10,062,500 (3)              nil (3)
----------------------------------------------------------------------------------------------------------------------------------


(1)  Estimated solely for the purpose of calculating the registration fee.
(2) Such shares are issuable upon conversion of 25% of the principal amount of the Participating Equity Notes-SM- registered hereby, without payment of any additional consideration.

(3) Pursuant to subdivision (i) of Rule 457 promulgated under the Securities Act, no additional registration fee is due with respect to such common stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS        Subject to completion, dated February 6, 1997
DATED ____, 1997                  $35,000,000

                        CONSUMER PORTFOLIO SERVICES, INC.

                 ____% PARTICIPATING EQUITY NOTES-SM-  DUE 2004

                                    PENS-SM-

The ____% Participating Equity Notes-SM- ("PENs-SM-") due April __, 2004 (the "Notes") being offered hereby (the "Offering") will be unsecured general obligations of Consumer Portfolio Services, Inc., a California corporation (the "Company"). Interest on the Notes will be payable on the ______day of each month (each, an "Interest Payment Date"), commencing April __, 1997. The Notes will be subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company. As of September 30, 1996, there was approximately $9.8 million of Senior Indebtedness outstanding.

The Notes are not redeemable at the option of the Company prior to April __, 2000. The Company may at its option elect to redeem the Notes from the registered holders of the Notes ("Holders"), in whole but not in part, at any time on or after April 15, 2000 at 100% of their principal amount, subject to limited conversion rights, plus accrued interest to and including the date of redemption. At maturity or upon the exercise by the Company of an optional redemption each Holder will have the right to convert into common stock of the Company ("Common Stock") 25% of the aggregate principal amount of the Notes held by such Holder and if a Special Redemption Event occurs, Holders who require the redemption of their Notes will have the right to convert up to 25% of the principal amount thereof into Common Stock. In such events, 25% of each Note will be convertible into Common Stock, at the conversion price of $_____ per share of Common Stock (equivalent to approximately ____ shares of Common Stock for each $250 portion of each $1,000 principal amount of Notes) as adjusted as described herein. The Company will be required, at the option of the Holder and at 100% of their principal amount plus accrued interest to and including the redemption date, to redeem Notes properly tendered following a Special Redemption Event. A Special Redemption Event is limited to certain events or transactions that result in a change of control of the Company. The Common Stock trades on the Nasdaq National Market under the symbol "CPSS." On February 5, 1997, the last reported sale price was $11.75 per share. See "Description of the Notes."

The Notes will be initially issued only in fully registered book-entry form. The minimum principal amount of Notes which may be purchased is $1,000. Application has been made by the Company to have the Notes approved for listing on the New York Stock Exchange, Inc. Although the Underwriters have each indicated an intention to make a market in the Notes, none of the Underwriters is obligated to make a market in the Notes and any market making may be discontinued at any time at the sole discretion of such Underwriter. See "Underwriting."

SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                         Price to Public      Underwriting       Proceeds To
                                               Discount(1)       Company (2)
--------------------------------------------------------------------------------
 Per Note. . . . . . .        100%                       %                 %
--------------------------------------------------------------------------------
 Total(3). . . . . . .     $35,000,000           $                 $
--------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting offering expenses payable by the Company estimated to be $__________.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate principal amount of $5,250,000 of additional Notes on the same terms and conditions shown above, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $40,250,000, $_________ and $_________, respectively. See "Underwriting."
                      _____________________________________

The Notes are offered by the several Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about _________, 1997. The Notes will be issued initially as book-entry notes in the form of one fully registered global security deposited with or on behalf of The Depository Trust Company or its nominees ("DTC"). The Notes will not initially be issuable in definitive certificated form to any person other than DTC.
PIPER JAFFRAY INC.
                             LEGG MASON WOOD WALKER
                                  INCORPORATED                     DAIN BOSWORTH
                                                                    INCORPORATED

[Map of the United States. All states except Alaska, Arkansas, Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, South Dakota, Vermont and Wisconsin are highlighted.]






THE ABOVE MAP HIGHLIGHTS THE STATES IN WHICH CONSUMER PORTFOLIO SERVICES, INC. (THE "COMPANY") CURRENTLY PURCHASES RETAIL AUTOMOBILE INSTALLMENT CONTRACTS.

The Company will make available, without charge, a copy of its Annual Report to Shareholders to each person who requests a copy of such report. Such requests should be directed to Corporate Secretary, Consumer Portfolio Services, Inc., 2 Ada, Irvine, CA 92618.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED AND CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, AND THE RELATED NOTES THERETO, INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. THE COMPANY IN 1995 CHANGED ITS FISCAL YEAR END FROM MARCH 31 TO DECEMBER 31. UNLESS THE CONTEXT OTHERWISE REQUIRES, "FISCAL 1992," "FISCAL 1993," "FISCAL 1994" AND "FISCAL 1995" REFER TO THE COMPANY'S FISCAL YEARS ENDED MARCH 31, 1992, 1993, 1994 AND 1995, RESPECTIVELY, THE "NINE-MONTH TRANSITION PERIOD" REFERS TO THE NINE-MONTH PERIOD ENDED DECEMBER 31, 1995, AND "FISCAL 1996" REFERS TO THE YEAR ENDED DECEMBER 31, 1996. EFFECTIVE MARCH 7, 1996, THE COMPANY SPLIT ITS OUTSTANDING SHARES OF COMMON STOCK TWO-FOR-ONE. REFERENCES HEREIN TO NUMBERS OF SHARES HAVE BEEN ADJUSTED TO REFLECT THAT SPLIT. UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES HEREIN TO THE "COMPANY" REFER TO CONSUMER PORTFOLIO SERVICES, INC., AND ITS SUBSIDIARIES. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY.

                                   THE COMPANY

     Consumer Portfolio Services, Inc. (the "Company") is a consumer finance company specializing in the business of purchasing, selling and servicing retail automobile installment contracts ("Contracts") originated by dealers ("Dealers") in the sale of new and used automobiles, light trucks and passenger vans. Through its purchases, the Company provides indirect financing to borrowers with limited credit histories, low incomes or past credit problems ("Sub-Prime Borrowers"). The Company serves as an alternative source of financing for Dealers, allowing sales to customers who otherwise might not be able to obtain financing from more traditional sources of automobile financing such as banks, credit unions, or finance companies affiliated with major automobile manufacturers.

     Since its founding in March 1991, the Company has experienced significant growth. Its "Servicing Portfolio" (the aggregate principal amount of Contracts for which the Company performs collection services) increased from $167.7 million at December 31, 1994 to $445.3 million at September 30, 1996. Total revenue increased from $22.5 million for fiscal 1995, to $36.2 million for the nine-month period ended September 30, 1996. The Company uses a combination of employee and independent Dealer marketing representatives to solicit Dealers to submit Contracts to the Company for purchase. In the nine months ended September 30, 1996, the Company increased its number of Dealer marketing representatives from 40 to 50 and the number of Dealers with which it has its standard form dealer agreements ("Dealer Agreements") from 800 in 30 states to 1,847 in 39 states. Approximately 92.7% of these Dealers operate franchised car dealerships. In the nine months ended September 30, 1996, the Company purchased Contracts at an average rate of approximately $28.3 million per month.

     The Company believes the Contracts that it purchases have a larger principal balance and are secured by relatively newer cars than those purchased by many of the other finance companies in the sub-prime automobile market. Historically, the Company has charged Dealers a fixed acquisition fee and a percentage discount from the amount financed under the Contract ranging from 0% to 10%, depending on the perceived credit risk of the Contract. In the nine months ended September 30, 1996, the average original principal amount financed under Contracts purchased by the Company was approximately $12,550 and the Contracts were purchased at an average discount of approximately 3.0%.
Effective January 10, 1997, the Company began purchasing all Contracts without a percentage discount, charging Dealers only a flat acquisition fee for each Contract purchased. The flat fees instituted in January 1997 are larger than the fees previously charged in conjunction with percentage discounts, resulting in a similar net purchase price on a typical Contract. The fees vary based on the perceived credit risk and, in some cases, the interest rate on the Contract. Approximately 12.2% of the automobiles securing Contracts purchased during the nine months ended September 30, 1996, were new. In the aggregate, the average age of the automobiles securing the Contracts purchased in the nine months ended September 30, 1996 was 3.5 years. The average original term and Annual Percentage Rate ("APR") on Contracts purchased during the past twelve months were approximately 53.6 months and 20.6%, respectively. Based on information contained in borrower applications, for Contracts purchased during the nine months ended September 30, 1996, the Company's average borrower at the time of purchase was 37.0 years old, with approximately $32,814 in average household income and an average of 4.6 years' history with his or her current employer.

     The Company generates earnings and cash flow primarily from the servicing fees and gain on sale associated with the sales or securitizations of Contracts. In each securitization, the Company sells Contracts to a trust which, in turn, sells asset-backed securities to institutional investors ("Investors"). At the closing of each sale or securitization, the Company recognizes a gain on the sale of the Contracts to the trust. Over the life of the Contracts sold to trusts, the Company is eligible to receive excess cash flow distributions from the trust, in accordance with the terms of the related Spread Account (as defined herein), resulting from the difference between the interest received from the obligors on the Contracts and the interest paid to investors in the asset-backed securities, net of losses and expenses. As of September 30, 1996, the Company had sold $457.3 million of Contracts to Investors through the issuance of AAA-rated asset-backed securities, and had also sold an aggregate of $142.7 million of Contracts to General Electric Capital Corporation ("GECC") and Sun Life Insurance Company of America ("Sun Life") pursuant to purchase commitments. Since June 1996, the Company has sold its asset-backed securities in registered public offerings. The Company services all Contracts that it purchases and sells, for which it also receives monthly servicing fees. The Company occasionally purchases portfolios of Contracts in bulk ("Bulk Purchases") from other financial institutions. Contracts that were acquired in Bulk Purchases and not yet sold currently account for 0.3% of the Servicing Portfolio.

     The Company currently operates from a centralized office in Irvine, California, and utilizes highly sophisticated, automated data processing and collection systems. This centralized structure, combined with significant servicing fees and gains on sales, enabled it to achieve an annualized return on average equity of 28.9% for the nine-month period ended September 30, 1996. To better accomodate increased servicing and collections demand relating to increases in its Servicing Portfolio, the Company plans to open in March 1997 a satellite collections facility in Chesapeake, Virginia.

     The Company attributes its growth to its: (i) consistent and thorough underwriting practices; (ii) ability to pay Dealers competitive purchase prices for Contracts; (iii) reliability as a funding source and the timely communication of credit decisions to Dealers; and (iv) control of losses through an aggressive monitoring and collection program. The Company's high penetration autodialer telephone system and its interface to the Contract servicing computers provide portfolio performance monitoring capabilities and efficiency in contacting delinquent borrowers. At September 30, 1996, contractual delinquencies (greater than 30 days) as a percentage of the month-end gross Servicing Portfolio balance were 5.9% (excluding Bulk Purchases of Contracts not yet sold). Net annualized charge-offs (excluding Bulk Purchases and uninsured casualty losses) as a percentage of the average Servicing Portfolio (exluding Bulk Purchases of Contracts not yet sold) were 5.0%. The Company's senior management, including those with responsibility for underwriting, collections, Dealer marketing, systems and financial accounting, have an average of approximately 13 years of experience in the consumer finance industry and nine years of experience in Sub-Prime automobile finance.

     The structures under which the Company sells its Contracts generally require that the Company establish and maintain certain credit enhancements on a pool-specific basis for the benefit of Investors in the asset-backed securities. Generally, the Company makes an initial cash deposit to an account (a "Spread Account") which is controlled by a trustee and which is pledged to support the
asset-backed securities backed by the related Contracts.   During the term of
each securitization, cash flows in excess of those necessary to pay investor principal and interest and the expenses of the trust are deposited in the Spread Account related to that trust until such time as the Spread Account balance reaches a predetermined percentage of the outstanding related Contracts. To the extent cash in excess of the predetermined level is generated, such cash is either transferred to cover deficiencies, if any, in Spread Accounts for other pools, or is released to the Company. In each securitization transaction since June 1995, the Company has issued a subordinated class of securities (a "B Piece") representing 5.0% of the principal balance of the Contracts in each securitization pool. Cash flows payable on the B Piece are subordinate to those payable on the senior class of asset-backed securities, which represent 95% of the principal balance of the securitization pool. The aggregate of the Spread Accounts and B Pieces are recorded by the Company on its balance sheet as investments in credit enhancements, which equaled approximately 10.4% of the Servicing Portfolio at September 30, 1996. Structures for future securitization transactions may require higher or lower levels of credit enhancement than past structures.

     The principal components of the Company's strategy are to (i) maintain consistent underwriting standards and portfolio performance; (ii) continue to expand the volume of Contracts purchased and serviced by increasing the number of Dealers, states and geographic areas the Company services; (iii) control and/or reduce its cost of funds; and (iv) maintain and strengthen its relationship with its Dealers through the development of other products and services for its Dealers.

     The Company was incorporated as a California corporation in March 1991.
The Company's offices are located at 2 Ada, Irvine, CA 92618, and its telephone number is (714) 753-6800.

                                  THE OFFERING

Notes offered. . . . . . $35,000,000 aggregate principal amount of ___%
                         Participating Equity Notes-SM-, ("PENs-SM-"),* due April 2004, (the "Notes"), plus an Underwriters' over-allotment option to purchase up to an additional $5,250,000 aggregate principal amount of Notes. See "Description of the Notes" for a more detailed description of the Notes offered hereby.

Denomination . . . . . . $1,000 and any integral multiple thereof.

Maturity date. . . . . . April ____, 2004.

Interest . . . . . . . . Interest at the rate of ___% per annum is payable monthly on the _______day of each month, commencing April ____, 1997. The first interest payment will represent interest from the date of original issuance to and including April ____, 1997.

Conversion . . . . . . . At maturity or in connection with a redemption of the
                         Notes at the option of the Company or a redemption following a Special Redemption Event, 25% of the principal amount of each Note is convertible, in whole but not in part, at the option of the Holder, into Common Stock at the rate of $______ per share, subject to adjustment under certain circumstances. See "Description of the Notes -- Conversion Rights".

Redemption at option
  of the Company . . . . The Notes may not be redeemed at the Company's option prior to April ____, 2000. Thereafter, the Company may, at its option, elect to redeem the Notes, in whole but not in part, at any time, upon not less than 30 days' notice to the Holder. The redemption price will be 100% of the principal amount of any redeemed Notes, in each case plus accrued interest to and including the redemption date. See "Description of the Notes -- Redemption at Option of the Company."

Special Redemption . . . In the event of a Special Redemption Event, each Holder will have the right, at the Holder's option, to require the Company to purchase the Holder's Notes, in whole but not in part, at 100% of the principal amount plus accrued interest to and including the date of redemption. The term Special Redemption Event is limited to certain events or transactions that result in a change of control of the Company. See "Description of the Notes -- Holders' Right to Redemption After Special Redemption Event."

Subordination. . . . . . The Notes are unsecured and subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including amounts outstanding under the Company's existing Warehouse Line of Credit (as defined herein). With respect to any distributions that the Company might receive from its subsidiaries, the Notes are also effectively subordinated to the claims of the creditors of such subsidiaries. As of September 30, 1996, there was approximately $9.8 million of Senior Indebtedness outstanding. See "Description of the Notes -- Subordination."
Other Subordinated
  Debt . . . . . . . . . The Notes rank equally with $20 million of previously issued subordinated debt of the Company ("1995 Subordinated Debt"), all

----------
*"Participating Equity Notes" and "PENs" are service marks of Piper Jaffray Inc.

                         of which remains outstanding. See "Description of Notes -- 1995 Subordinated Debt."

Rating . . . . . . . . . The Notes will be rated below investment grade by Duff
                         & Phelps Credit Rating Co. ("Duff & Phelps"). Ratings are not a recommendation to purchase, hold or sell the Notes, as ratings do not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Duff & Phelps by the Company and obtained from other sources. The ratings may be changed, suspended or withdrawn at any time as a result of changes in, or unavailability of, such information.

Listing. . . . . . . . . The Company has applied for listing of the Notes on the
                         New York Stock Exchange, Inc.

Certain covenants of
the Company. . . . . . . In the Indenture (as defined herein), the Company agrees to certain limitations on dividends and additional indebtedness and to certain restrictions on consolidation, merger or transfer of all or substantially all of its assets. See "Description of the Notes -- Restrictions on Additional Indebtedness," "-- Restrictions on Dividends and Other Distributions" and "-- Consolidation, Merger or Transfer."

Registration . . . . . . The Notes will be initially issued only in fully registered book-entry form. The Notes will not initially be issuable in definitive certificated form to any person other than The Depository Trust Company or its nominees. See "Description of the Notes -- Book-Entry System."

Use of proceeds. . . . . Proceeds from the sale of the Notes will be used to increase the amount of Contracts that the Company can acquire and hold for sale in securitization transactions, to fund credit enhancements for such transactions, for other working capital needs and for general corporate purposes. See "Use of Proceeds."

Trustee. . . . . . . . . Bankers Trust Company, New York, New York.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION




                                                NINE-MONTH        NINE MONTHS
                                                   ENDED          TRANSITION
                                               SEPTEMBER 30,        PERIOD                FISCAL YEAR ENDED MARCH 31,
                                           --------------------      ENDED              ------------------------------

                                             1996        1995      12/31/95       1995       1994(1)      1993         1992
                                            ------      ------    ----------     ------     ---------    ------       ------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
Net gain on sale of Contracts. . . . . .    $15,864      $9,942     $11,549       $9,455      $5,425        $523        $128
Servicing fees . . . . . . . . . . . . .     12,939       7,106       6,983        7,201       3,556       1,538         779
Interest income. . . . . . . . . . . . .      7,348       5,385       5,722        5,849       1,443         400         119
Total revenue. . . . . . . . . . . . . .     36,151      22,433      24,254       22,505      10,424       2,461       1,026
Operating expenses . . . . . . . . . . .     19,081      10,805      11,597       11,358    11,712(1)      3,963       3,552
Income taxes . . . . . . . . . . . . . .      6,913       4,734       5,082        4,481         490           0           0
Net income (loss). . . . . . . . . . . .    $10,157      $6,894      $7,575     $  6,666   $  (1,778)  $  (1,502)  $  (2,526)
Primary net income (loss) per
 common share. . . . . . . . . . . . . .     $  .69      $  .54      $  .53       $  .60     $  (.21)    $  (.24)    $  (.44)
Fully diluted net income (loss)
 per common share. . . . . . . . . . . .     $  .67      $  .49      $  .52       $  .56     $  (.21)    $  (.24)    $  (.44)

OTHER DATA:

Principal amount of Contracts
 purchased during period
 (excluding Bulk Purchases). . . . . . .   $254,322    $132,052    $150,943     $150,573   $  53,103   $  19,484    $  3,777
Principal amount of Contracts sold
 during period . . . . . . . . . . . . .    248,132     144,342     155,719      140,617      58,095      14,103       3,491
Outstanding Servicing Portfolio
 at end of period(2) . . . . . . . . . .    445,332     252,272     288,927      192,800      63,208      20,436       3,718
Net charge-offs(3) . . . . . . . . . . .     13,615       7,363       8,568        4,349         964         276           0
Servicing fees as a percentage of
 average principal balance of
 Contracts being serviced(4) . . . . . .       4.7%        4.6%        6.4%         5.3%        7.5%        4.7%        5.4%
Delinquencies as a percentage of gross
Servicing Portfolio at end
of period(5) . . . . . . . . . . . . . .       5.9%        4.0%        5.1%         2.5%        1.3%        1.0%        0.0%
Net charge-offs as a percentage of
 average Servicing Portfolio(3)(4) . . .       5.0%        4.8%        4.7%         3.4%        2.5%        2.2%        0.0%
Operating expenses (before interest and
 provisions for credit losses) as a
 percentage of average Servicing
 Portfolio(4). . . . . . . . . . . . . .       4.8%        4.6%        4.4%         5.4%       28.9%       31.5%      195.8%
Servicing subject to recourse
 provisions(6) . . . . . . . . . . . . .    426,421     233,201     268,163      169,331      62,464      14,736       3,371
Discounted allowance for credit losses
 as a percentage of servicing
 subject to recourse provisions(7) . . .       9.9%        8.7%        8.7%         8.5%        8.1%       10.2%       10.2%
Ratio of earnings to fixed charges(8)(9)       4.8x        5.0x        5.5x         4.2x           -           -           -
Cash flows provided by (used in)
 operating activities. . . . . . . . . .    $(9,326)   $(15,502)   $(18,533)     $(6,115)    $(2,816)    $(6,718)    $(1,880)

BALANCE SHEET DATA:
                                                AS OF SEPTEMBER 30, 1996
                                             ------------------------------
                                                                 PRO FORMA AND
                                              ACTUAL           AS ADJUSTED (10)
                                       --------------------   ------------------
                                                      (IN THOUSANDS)
 Cash. . . . . . . . . . . . . . . . . . . .          $  145           $  33,475
 Investments in credit enhancements. . . . .          46,526              46,526
 Contracts held for sale . . . . . . . . . .          17,773              17,773
 Excess servicing receivables. . . . . . . .          19,111              19,111
 Total assets. . . . . . . . . . . . . . . .          93,429             128,429
 Total liabilities . . . . . . . . . . . . .          41,100              73,100
 Total shareholders' equity. . . . . . . . .          52,329              55,329

--------------------
(1) In October 1992, as a condition to the initial public offering of Common Stock of the Company, the then majority shareholder of the Company deposited 1,200,000 shares of Common Stock (the "Escrow Shares") in escrow. The escrow agreement provided that part or all of the Escrow Shares would be released if the Company's net income after taxes (as defined in the escrow agreement) or the average market price of the Common Stock for specified periods exceeded specified levels. The Company's net income (as defined in the escrow agreement) for fiscal 1994 (prior to the accounting effect of the release of the Escrow Shares) exceeded the specified level and, accordingly, all 1,200,000 Escrow Shares were released. The release of the Escrow Shares was deemed compensatory for accounting purposes, resulting in a one-time, non-cash charge of $6,450,000 against earnings for fiscal 1994. Without that charge, net income, primary net income per share and fully diluted net income per share for fiscal 1994 would have been $4,672,000, $.44 and $.41, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fiscal Year Ended March 31, 1995 Compared to Fiscal Year Ended March 31, 1994 -- Expenses."
(2) Includes the outstanding principal amount of all Contracts purchased by the Company, including Contracts subsequently sold by the Company which it continues to service. Excludes Contracts serviced for third parties but not purchased by the Company. As of December 31, 1994, the Company had ceased servicing Contracts for third parties.
(3) Net charge-offs include the remaining principal balance, after the application of the net proceeds from the liquidation of the vehicle (excluding accrued and unpaid interest). Post-liquidation amounts received on previously charged-off Contracts are applied to the period in which the related Contract was originally charged off. Excludes Bulk Purchases not yet sold and uninsured casualty losses.
(4) The percentages set forth for the nine months ended September 30, 1996 and September 30, 1995 and for the nine-month transition period ended December 31, 1995 are computed using annualized operating data, which do not necessarily represent comparable data for a full twelve-month period.
(5) The Company considers a Contract delinquent when an obligor fails to make at least 90% of a contractually due payment by the following due date and the vehicle securing the Contract has not been repossessed. All amounts and percentages are based on the full amount remaining to be repaid on each Contract, including, for rule of 78s Contracts, any unearned finance charges. Excludes Bulk Purchases not yet sold.
(6) Includes the outstanding principal amount of all Contracts purchased and subsequently sold by the Company which it continues to service. Excludes Contracts serviced for third parties and Contracts purchased but not yet sold by the Company.
(7) Discounted allowance for credit losses represents the discounted present value, calculated at a risk-free rate, of future estimated credit losses as determined by the Company in conjunction with the recognition of its gains on sale of Contracts.
(8) The ratio of earnings to fixed charges has been computed by dividing income before taxes and fixed charges by fixed charges. Fixed charges include interest expense and the portion of rent expense that is representative of the interest factor (deemed by the Company to be one-third).
(9) The Company incurred losses in fiscal 1994, fiscal 1993 and fiscal 1992. Earnings were inadequate to cover fixed charges by $1.3 million, $1.5 million and $2.5 million for fiscal 1994, fiscal 1993 and fiscal 1992, respectively. Adjusted to eliminate the one-time non-cash charge of $6,450,000 referred to in footnote (1) above, the ratio of earnings to fixed charges for fiscal 1994 would have been 10.1x.
(10) Adjusted to reflect (i) the conversion into 480,000 shares of Common Stock of an outstanding $3 million convertible subordinated note, which conversion was effected on January 17, 1997, and (ii) the sale of the Notes offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     THE NOTES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING, BUT NOT NECESSARILY LIMITED TO, THE RISK FACTORS DESCRIBED BELOW. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS INHERENT IN AND AFFECTING THE BUSINESS OF THE COMPANY AND THE OFFERING BEFORE MAKING AN INVESTMENT DECISION. WHEN USED IN THIS PROSPECTUS, THE WORDS "MAY," "WILL," "EXPECT," "ANTICIPATE," "CONTINUE," "ESTIMATE," "PROJECT," "INTEND" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 REGARDING EVENTS, CONDITIONS AND FINANCIAL TRENDS THAT MAY AFFECT THE COMPANY'S FUTURE PLANS OF OPERATIONS, BUSINESS STRATEGY, OPERATING RESULTS AND FINANCIAL POSITION. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INCLUDED WITHIN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FACTORS ARE DESCRIBED UNDER THE HEADINGS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS", AND "THE COMPANY" AND IN THE RISK FACTORS SET FORTH BELOW.

LIQUIDITY AND CAPITAL RESOURCES

     LIQUIDITY. The Company requires significant operating cash to purchase Contracts. As a result of the Company's expansion since inception and its program of securitizing and selling Contracts, the Company's cash requirements have in the past exceeded cash generated from operations. The Company's primary operating cash requirements include the funding of (a) purchases of Contracts pending their pooling and sale, (b) Spread Accounts in connection with sales or securitizations of Contracts, (c) fees and expenses incurred in connection with its sales and securitizations of Contracts, (d) tax payments due in recognition of gains on sales of Contracts and (e) ongoing administrative and other operating expenses. Net cash used in operating activities during fiscal 1995, the nine-month transition period ended December 31, 1995, and the nine months ended September 30, 1996 was $6.1 million, $18.5 million, and $9.3 million, respectively. The Company has obtained these funds in three ways: (a) loans and warehouse financing arrangements, pursuant to which Contracts are financed on a temporary basis; (b) securitizations or sales of Contracts, pursuant to which Contracts are sold; and (c) external financing. At September 30, 1996 the Company had cash and cash equivalents of approximately $145,000. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     CASH FLOWS ASSOCIATED WITH SECURITIZATION TRUSTS. Under the financial structures the Company has used to date in its securitizations, certain excess servicing cash flows generated by the Contracts are retained in a Spread Account within the securitization trusts to provide liquidity and credit enhancement. While the specific terms and mechanics of the Spread Account can vary slightly depending on each transaction, the Company's agreements with Financial Security Assurance, Inc. ("FSA"), the financial guaranty insurer that has provided credit enhancements in connection with the Company's securitizations since June 1994, generally provide that the Company is not entitled to receive any excess servicing cash flows unless certain Spread Account balances have been attained and/or the delinquency or losses related to the Contracts in the pool are below certain predetermined levels. In the event delinquencies and losses on the Contracts exceed such levels, the terms of the securitization may require increased Spread Account balances to be accumulated for the particular pool; may restrict the distribution to the Company of excess cash flows associated with other pools in which asset-backed securities are insured by FSA; or, in certain circumstances, may require the transfer of servicing on some or all of the Contracts in FSA-insured pools to another servicer. The imposition by FSA of any of these conditions could materially adversely affect the Company's liquidity and financial condition. In the past, delinquency and loss levels on some pools have attained levels which temporarily resulted in increased Spread
Account levels for those pools.   As of December 31, 1996, all FSA-insured pools
were performing within the guidelines required by their related insurance policies.

     DEPENDENCE ON WAREHOUSE FINANCING. One of the Company's primary sources of financing is its $100.0 million warehouse line of credit (the "Warehouse Line of Credit"), under which the Company borrows against Contracts held for sale, pending their sale in securitization transactions. The Warehouse Line of Credit expires in 1998. The Company expects to be able to maintain existing warehouse arrangements (or to obtain replacement or additional financing) as current arrangements expire or become fully utilized; however, there can be no assurance that such financing will be obtainable on favorable terms.

To the extent that the Company is unable to maintain its existing Warehouse Line of Credit or is unable to arrange new warehouse lines of credit, the Company may have to curtail Contract purchasing activities, which could have a material adverse effect on the Company's financial condition and results of operations.

     DEPENDENCE ON SECURITIZATION PROGRAM. The Company is dependent upon its ability to continue to pool and sell Contracts in order to generate cash proceeds for new purchases. Adverse changes in the market for securitized Contract pools, or a substantial lengthening of the warehousing period, would burden the Company's financing capabilities, could require the Company to curtail its purchase of Contracts, and could have a material adverse effect on the Company. In addition, as a means of reducing the percentage of cash collateral that the Company would otherwise be required to deposit and maintain in Spread Accounts, all of the Company's securitizations since June 1994 have utilized credit enhancement in the form of financial guaranty insurance policies issued by FSA to achieve "AAA/Aaa" ratings for the asset-backed securities that have been sold to investors. The Company believes that financial guaranty insurance policies reduce the costs of securitizations relative to alternative forms of credit enhancements available to the Company. FSA is not required to insure Company-sponsored securitizations and there can be no assurance that it will continue to do so or that future securitizations will be similarly rated. Similarly, there can be no assurance that any securitization transaction will be available on terms acceptable to the Company, or at all. The timing of any securitization transaction is affected by a number of factors beyond the Company's control, any of which could cause substantial delays, including, without limitation, market conditions and the approval by all parties of the terms of the securitization. Any delay in the sale of a pool of Contracts beyond a quarter-end could reduce the gain on sale recognized in such quarter and could result in decreased earnings or possible losses for such quarter being reported by the Company. See "Business -- Purchase and Sale of Contracts -- Securitization and Sale of Contracts to Institutional Investors."

ECONOMIC CONSIDERATIONS

     GENERAL. The Company's business is directly related to sales of new and used automobiles, which are affected by employment rates, prevailing interest rates and other domestic economic conditions. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Because of the Company's focus on Sub-Prime Borrowers, the actual rates of delinquencies, repossessions and losses on such Contracts could be higher under adverse economic conditions than those currently experienced in the automobile finance industry in general. Any sustained period of economic slowdown or recession could adversely affect the Company's ability to sell or securitize pools of Contracts. The timing of any economic changes is uncertain, and sluggish sales of automobiles and weakness in the economy could have an adverse effect on the Company's business and that of the Dealers from which it purchases Contracts.

     CREDITWORTHINESS OF BORROWERS. The Company specializes in the purchase, sale and servicing of Contracts to finance automobile purchases by Sub-Prime Borrowers, which entail a higher risk of non-performance, higher delinquencies and higher losses than Contracts with more creditworthy borrowers. While the Company believes that the underwriting criteria and collection methods it employs enable it to control the higher risks inherent in Contracts with Sub-Prime Borrowers, no assurance can be given that such criteria and methods will afford adequate protection against such risks. Since inception, the Company has expanded its operations significantly and has rapidly increased its Servicing Portfolio. Because there is limited performance data available with respect to that portion of the Company's Servicing Portfolio purchased most recently, historical delinquency and loss statistics are not necessarily indicative of future performance. The Company has experienced fluctuations in the delinquency and charge-off performance of its Contracts, including an upward trend for each. The Company believes, however, that such fluctuations are normal and that the upward trend is the result of the seasoning of the Servicing Portfolio. In the event that portfolios of Contracts sold and serviced by the Company experience greater defaults, higher delinquencies or higher losses than anticipated, the Company's earnings could be negatively impacted. In addition, the Company bears the entire risk of loss on Contracts it holds for sale. A larger number of defaults than anticipated could also result in adverse changes in the structure of the Company's future securitization transactions, such as increased interest rates on the asset-backed securities issued in those transactions. See "Business -- Purchase and Sale of Contracts -- Contract Purchase Criteria" and "Business -- Servicing of Contracts."

     GEOGRAPHIC CONCENTRATION OF BUSINESS. For the nine months ended September 30, 1996, the

Company purchased 27.5% of its Contracts from Dealers located in California, and its prospects are dependent, in part, upon economic conditions prevailing in this state. Such geographic concentration increases the potential impact of collection disruptions and casualty losses on the financed vehicles which could result from regional economic or catastrophic events. Although the percentage of the Servicing Portfolio purchased from Dealers in California has been declining as the Company's volume of Contract purchases has increased, an economic slowdown in California could result in a decline in the availability of Contracts for purchase by the Company as well as an increase in delinquencies and repossessions. Such conditions could have a material adverse effect on the Company's revenue and results of operations. See "Business -- Purchase and Sale of Contracts."

     INCREASES IN INTEREST RATES. The Company's profitability is determined by, among other things, the difference between the rate of interest charged on the Contracts purchased by the Company and the pass-through rate of interest (the "Pass-Through Rate") payable to investors on portfolios of Contracts sold by the Company. The Contracts purchased by the Company generally bear the maximum finance charges permitted by applicable state law. The fixed Pass-Through Rates payable to investors on portfolios of Contracts sold by the Company are based on interest rates prevailing in the market at the time of sale. Consequently, increases in market interest rates tend to reduce the "spread" or margin between Contract finance charges and the Pass-Through Rates required by investors and, thus, the potential operating profits to the Company from the purchase, sale and servicing of Contracts. Operating profits expected to be earned by the Company on portfolios of Contracts previously sold are insulated from the adverse effects of increasing interest rates because the Pass-Through Rates on such portfolios were fixed at the time the Contracts were sold. Any future increases in interest rates would likely increase the Pass-Through Rates for future portfolios sold and could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     PREPAYMENT AND DEFAULT RISK. Gains from the sale of Contracts in securitization transactions have constituted a significant portion of the net earnings of the Company and are likely to continue to represent a significant portion of the Company's net earnings. A portion of the gains are based in part on management's estimates of future prepayment and default rates and other considerations in light of then-current conditions. If actual prepayments with respect to Contracts occur more quickly than was projected at the time such Contracts were sold, as can occur when interest rates decline, or if default rates are greater than projected at the time such Contracts were sold, a charge to earnings may be required and would be taken in the period of adjustment. If actual prepayments occur more slowly or if default rates are lower than estimated with respect to Contracts sold, total revenue would exceed previously estimated amounts.

COMPETITION

     The automobile financing business is highly competitive. The Company competes with a number of national, local and regional finance companies. In addition, competitors or potential competitors include other types of financial services companies, such as commercial banks, savings and loan associations, leasing companies, credit unions providing retail loan financing and lease financing for new and used vehicles and captive finance companies affiliated with major automobile manufacturers such as General Motors Acceptance Corporation, Ford Motor Credit Corporation, Chrysler Credit Corporation and Nissan Motors Acceptance Corporation. Many of the Company's competitors and potential competitors possess substantially greater financial, marketing, technical, personnel and other resources than the Company. Moreover, the Company's future profitability will be directly related to the availability and cost of its capital relative to that of its competitors. The Company's competitors and potential competitors include far larger, more established companies that have access to capital markets for unsecured commercial paper and investment grade rated debt instruments, and to other funding sources which may be unavailable to the Company. Many of these companies also have long-standing relationships with Dealers and may provide other financing to Dealers, including floor plan financing for the Dealers' purchases of automobiles from manufacturers, which is not offered by the Company. There can be no assurance that the Company will be able to continue to compete successfully. See "Business -- Competition."

MANAGEMENT OF RAPID GROWTH

     The Company has experienced rapid growth and expansion of its business. The Company's ability to support and manage continued growth is dependent upon, among other things, its ability to hire, train, supervise and manage the increased personnel. Furthermore, the Company's ability to manage portfolio delinquency and loss rates is dependent upon the maintenance of efficient collection procedures, adequate collection staffing, internal controls, and automated systems. There can be no assurance that the Company's personnel, procedures, staff, internal controls, or systems will be adequate to support such growth.

SUBORDINATION OF THE NOTES AND ENCUMBRANCES ON THE COMPANY'S ASSETS

     The Notes are unsecured and subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including indebtedness under the Warehouse Line of Credit, and indebtedness that may be incurred under the standby line of credit associated with the Warehouse Line of Credit. The standby line is secured by substantially all of the Company's assets.
Therefore, in the event of the liquidation, dissolution, or reorganization of or any similar proceedings regarding the Company, the assets of the Company will be available to pay obligations on the Notes (and any other obligations ranking PARI PASSU with the Notes, including, without limitation, the presently existing subordinated debt) only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets to pay any or all amounts due on the Notes. If the Company becomes insolvent or is liquidated, or if payment under the Warehouse Line of Credit or the associated standby line of credit is accelerated, the lenders under the lines of credit, as the holders of security interests in substantially all of the Company's assets, would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to these lines of credit. See "Description of the Notes." Any right of the Company to receive assets of any of its subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of creditors of such subsidiaries, including claims of warehouse lenders, FSA and any other credit enhancement providers, and holders of asset-backed securities that may be secured by Spread Accounts before such assets may be available for distribution to the Company. As a result, there can be no assurance that in such event there will be resources available to repay the holders of the Notes in whole or in part.

RESTRICTIONS IMPOSED BY THE TERMS OF THE COMPANY'S INDEBTEDNESS

     The Warehouse Line of Credit and the indentures governing the Notes ("Indenture") and the 1995 Subordinated Debt ("1995 Indenture") contain covenants limiting, among other things, the nature and amount of additional indebtedness that the Company may incur. These covenants could limit the Company's ability to withstand competitive pressures or adverse economic conditions, make acquisitions or take advantage of business opportunities that may arise. Failure to comply with these covenants could, as provided in the Warehouse Line of Credit, permit the lender under the Warehouse Line of Credit to accelerate payment of the amounts borrowed under the facility or, as provided in the Indenture and the 1995 Indenture, permit the indenture trustee thereunder to accelerate payment of the 1995 Subordinated Debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

POTENTIAL FOR ADDITIONAL SENIOR INDEBTEDNESS

     Under the Indenture and the 1995 Indenture, the Company will be permitted to incur substantial additional senior indebtedness. Based on the Company's consolidated stockholders' equity as of September 30, 1996, the Company would be permitted to borrow approximately $314 million in Senior Indebtedness.
Effective January 17, 1997, the $3 million convertible subordinated note was converted into 480,000 shares of the Company's Common Stock. The sale of the Notes will increase the Company's outstanding subordinated indebtedness from $20.0 million to $55.0 million (assuming no exercise of the Underwriters' over-allotment option). The interest expense associated with the Notes and the potential interest expense associated with the maximum permitted Senior Indebtedness could substantially increase the Company's fixed charge obligations and could potentially limit the Company's ability to meet its obligations under the Notes.

ABILITY TO REPAY NOTES UPON ACCELERATED REDEMPTION

     Upon the occurrence of a Special Redemption Event (certain events or transactions that result in a change in control of the Company), each Holder will have the right to require that the Company purchase the Holder's Notes at 100% of the principal amount plus accrued interest. If a Special Redemption Event should occur, there can be no assurance that the Company will have available funds sufficient to pay that purchase price for all of the Notes that might be delivered by Holders seeking to exercise such rights. In the event the Company is required to purchase outstanding Notes pursuant to a Special Redemption Event, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing, and, if obtained, the terms of any such financing may be less favorable than the terms of the Notes.

LIMITED COVENANTS IN THE INDENTURE

     The indenture pursuant to which the Notes will be issued (the "Indenture") contains financial and operating covenants including, among others, limitations on the Company's ability to pay dividends, to incur additional indebtedness and to engage in certain transactions, including consolidations, mergers or transfers of all or substantially all of its assets. The covenants in the Indenture are limited and are not designed to protect holders of the Notes in the event of a material adverse change in the Company's financial condition or results of operations. See "Description of the Notes."

LITIGATION

     Because of the consumer-oriented nature of the industry in which the Company operates and the application of certain laws and regulations, industry participants are regularly named as defendants in class-action litigation involving alleged violations of federal and state laws and regulations and consumer law torts, including fraud. Many of these actions involve alleged violations of consumer protection laws. Although the Company is not involved in any material litigation, a significant judgment against the Company or within the industry in connection with any such litigation could have a material adverse effect on the Company's financial condition and results of operations. See "Business - Government Regulation."

DEPENDENCE ON DEALERS

     The Company is dependent upon establishing and maintaining relationships with unaffiliated Dealers to supply it with Contracts. As of September 30, 1996 the Company was a party to Dealer Agreements with 1,847 Dealers. During the nine months ended September 30, 1996, no Dealer accounted for more than 2.4% of the Contracts purchased by the Company. The Dealer Agreements do not require Dealers to submit a minimum number of Contracts for purchase by the Company.
The failure of Dealers to submit Contracts that meet the Company's underwriting criteria would have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Purchase and Sale of Contracts -- Dealer Contract Purchase Program."

CONTRACTUAL RECOURSE BY PURCHASERS OF CONTRACTS

     Purchasers of Contracts have recourse against the Company in the event of the Company's breach of its representations and warranties to the purchaser (relating to the enforceability and validity of the Contracts) or certain defaults with respect to the Contracts. In such cases, recourse is limited to requiring the Company to repurchase the Contracts in question. In the event the Company is required to repurchase a Contract, the Company will generally have similar recourse against the Dealer from which it purchased the Contract; however, there can be no assurance that any Dealer will have the financial resources to satisfy its repurchase obligations to the Company. Subject to any recourse against Dealers, the Company will bear any loss on repossession and resale of vehicles financed under Contracts repurchased by it from investors, which could have a material adverse effect on the financial condition and results of operations of the Company. See "Business -- Purchase and Sale of Contracts -- Sale of Contracts to Institutional Investors."

GOVERNMENT REGULATION

     The Company's business is subject to numerous federal and state consumer protection laws and regulations, which, among other things: (i) require the Company to obtain and maintain certain licenses and qualifications; (ii) limit the interest rates, fees and other charges the Company is allowed to charge;
(iii) limit or prescribe certain other terms of its Contracts; (iv) require the Company to provide specified disclosures; and (v) regulate certain servicing and collection practices and define its rights to repossess and sell collateral. An adverse change in existing laws or regulations, or in the interpretation thereof, the promulgation of any additional laws or regulations, the failure to comply with such laws and regulations or the expansion of the Company's business into jurisdictions with more stringent requirements could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Government Regulation."

OPERATING HISTORY

     The Company incurred net losses for each of fiscal 1992, 1993 and 1994 of $2.5 million, $1.5 million, and $1.8 million, respectively. Losses incurred through the end of fiscal 1993 were attributable primarily to the Company's relatively high degree of fixed operating costs as compared to its revenue in those years. The net loss for fiscal 1994 was attributable entirely to a one-time, non-cash accounting charge reflecting the release of the Escrow Shares. Although the Company generated net income of $6.7 million for fiscal 1995, $7.6 million for the nine-month transition period ended December 31, 1995, and $10.2 million for the nine-month period ended September 30, 1996, there can be no assurance that the Company will not sustain losses in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

LIMITED MARKET

     Prior to the Offering, there has been no market for the Notes. Although the Company has applied for listing of the Notes on the New York Stock Exchange, no assurance can be given that an active trading market in the Notes will develop or that Holders will be able to sell their Notes at or above par. The Company has been advised that the Underwriters currently intend to make a market in the Notes, but they are under no obligation to do so and may discontinue such market making activities at any time. Accordingly, in deciding whether or not to invest in the Notes, investors should take into account the possible illiquid and long-term nature of an investment in the Notes.

DEPENDENCE ON KEY PERSONNEL

     The Company's success is largely dependent on the efforts of Charles
E. Bradley, Jr., its President, Jeffrey P. Fritz, its Senior Vice President-Chief Financial Officer, and on Nicholas P. Brockman, William J. Brummund, Jr., Richard P. Trotter, Curtis K. Powell, and Mark A. Creatura, each of whom is a Senior Vice President responsible for a different aspect of the Company's operations. The Company has not entered into employment agreements with any of these individuals and the loss of the services of any of these individuals could have a material adverse effect on the Company. The Company has obtained "key man" life insurance on Messrs. Bradley and Fritz in the amount of $1.0 million each. See "Management."

CONTROL OF THE COMPANY

     As of December 31, 1996, Charles E. Bradley, Jr., his father, Charles Bradley, Sr., and other members of his family beneficially owned 3,847,491 shares of outstanding Common Stock, and held options or other rights to acquire an additional 867,640 shares. Such shares represent approximately 27.0% of the outstanding Common Stock of the Company (or 31.2%, upon assumed exercise of all such options). As a result of their ownership of Common Stock, they and the other directors of the Company collectively are able, as a practical matter, to elect a majority of the Company's Board of Directors, to cause an increase in the authorized capital or the dissolution, merger or sale of the assets of the Company, and generally to direct the affairs of the Company. See "Principal Shareholders."

                                 USE OF PROCEEDS

     The net proceeds from the sale of the Notes (after deducting underwriting discounts and Offering expenses) are expected to be approximately $33.3 million (approximately $38.4 million if the Underwriters' over-allotment option is exercised in full). The primary purpose of the Offering is to provide the Company with additional capital to fund its growth, including increasing the amount of Contracts that the Company can acquire and hold for pooling and sale in the asset-backed securities market, to support securitization transactions, for other working capital needs and for general corporate purposes. Pending their ultimate application, the net proceeds will be used to reduce temporarily the Company's balances under its existing Warehouse Line of Credit. As of December 31, 1996, amounts outstanding under the Warehouse Line of Credit bore interest at an effective rate of 6.99% per annum.


                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


The Company's Common Stock is traded on the Nasdaq National Market, under the symbol "CPSS." The following table sets forth the high and low sale prices of the Common Stock for the periods indicated.


                                                       High           Low
          January 1-March 31, 1995 . . . . . . . .    $  8.625       $  6.625

          April 1-June 30, 1995. . . . . . . . . .       9.625          7.125
          July 1-September 30, 1995. . . . . . . .      13.25           9.375
          October 1-December 31, 1995. . . . . . .      12.00           8.50

          January 1-March 31, 1996 . . . . . . . .      10.75           7.375
          April 1-June 30, 1996. . . . . . . . . .      10.50           8.25
          July 1-September 30, 1996. . . . . . . .      13.125          7.75
          October 1-December 31, 1996. . . . . . .      14.75          10.625

          January 1-January 31, 1997 . . . . . . .      13.875         10.625


     On February 5, 1997 the last reported sale price for the Common Stock on the Nasdaq National Market was as reported on the cover page of this Prospectus. As of February ____, 1997, there were approximately ____ holders of record of the Company's Common Stock.

     To date, the Company has not declared or paid any dividends on its Common Stock. The payment of future dividends, if any, on the Company's Common Stock is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. The Company does not intend to declare any dividends on its Common Stock in the foreseeable future, but instead intends to retain any earnings for use in the Company's operations. See "Description of Capital Stock."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1996 and as adjusted to give effect to (i) the conversion into 480,000 shares of Common Stock at $6.25 per share of the 9.5% Convertible Subordinated Note due November 16, 1998, which was effected on January 17, 1997, and (ii) the sale of the Notes offered hereby (assuming no exercise of the Underwriters' over-allotment option) and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." The table should be read in conjunction with the Company's Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

                                                    AS OF SEPTEMBER 30, 1996
                                                    ------------------------
                                                                  PRO FORMA
                                                      ACTUAL     AS ADJUSTED
                                                    --------     -----------
                                                          (IN THOUSANDS)
 LIABILITIES:
   Warehouse Line of Credit. . . . . . . . . . . .   $  9,839      $  9,839
   Subordinated Notes due 2006 . . . . . . . . . .     20,000        20,000
   9.5% Convertible Subordinated Note
     due November 16, 1998 . . . . . . . . . . . .      3,000             -
   Other liabilities . . . . . . . . . . . . . . .      8,261         8,261
   ___% Participating Equity Notes-SM- due 2004. .          -        35,000
                                                   ----------    ----------
          Total liabilities. . . . . . . . . . . .  $  41,100     $  73,100
                                                   ----------    ----------
 SHAREHOLDERS' EQUITY:
  Preferred Stock, $1.00 par value,
    5,000,000 shares authorized, none issued . . .       $  -          $  -
  Common Stock, no par value, 30,000,000 shares
   authorized, 13,556,842 shares issued and
    outstanding and 14,036,842 shares
     pro forma as adjusted(1). . . . . . . . . . .     33,956        36,956
   Retained earnings . . . . . . . . . . . . . . .     18,373        18,373

                                                   ----------    ----------
           Total shareholders' equity. . . . . . .     52,329        55,329
                                                   ----------    ----------
           Total capitalization. . . . . . . . . .  $  93,429    $  128,429
                                                   ----------    ----------
                                                   ----------    ----------

--------------------

(1) Does not include: (i) 14,000 shares of Common Stock reserved for issuance upon exercise of warrants issued in connection with the Company's 1992 initial public offering of Common Stock; (ii) 2,116,200 shares of Common Stock reserved for issuance upon exercise of stock options outstanding under the Company's 1991 Stock Option Plan, of which options to purchase 1,385,026 shares are currently exercisable; (iii) 97,000 shares of Common Stock reserved for issuance upon exercise of stock options available for future grant under the Company's 1991 Stock Option Plan; and (iv) 60,000 shares of Common Stock reserved for issuance upon the exercise of stock options granted to certain directors of the Company. See "Certain Transactions" and "Principal Shareholders."

SELECTED CONSOLIDATED FINANCIAL DATA

    The following table presents certain summary consolidated financial information for the nine-month transition period ended December 31, 1995, and the fiscal years ended March 31, 1995, 1994, 1993 and 1992, which has been derived from the Company's Consolidated Financial Statements audited by KPMG Peat Marwick LLP, independent certified public accountants, certain of which have been included elsewhere herein. Also presented is certain summary consolidated financial information for the nine months ended September 30, 1996 and 1995, which has been derived from the Company's unaudited condensed consolidated financial information for such periods included elsewhere herein. In the opinion of management, such unaudited financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information for these periods. Results of operations for interim periods are not necessarily indicative of results to be expected for the full year. The following information should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.



                                                                     NINE-MONTH
                                                                     TRANSITION
                                                 NINE MONTHS ENDED     PERIOD
                                                 SEPTEMBER 30,           ENDED                      FISCAL YEAR ENDED MARCH 31,
                                              ----------------------               ------------------------------------------------
                                               1996         1995      12/31/95       1995       1994(1)         1993       1992
                                              ---------   ----------  ----------   ---------  ------------   ----------  ----------
                                                                    (Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Net gain on sale of Contracts . . . . . .    $  15,864    $   9,942   $  11,549    $   9,455  $    5,425   $      523  $      128
Servicing fees. . . . . . . . . . . . . .       12,939        7,106       6,983        7,201       3,556        1,538         779
Interest income . . . . . . . . . . . . .        7,348        5,385       5,722        5,849       1,443          400         119
                                              ---------   ----------   ---------   ----------  ----------   ----------  ----------
Total revenue . . . . . . . . . . . . . .       36,151       22,433      24,254       22,505      10,424        2,461       1,026
Operating expenses (including a one-time
 charge of $6,450 in fiscal 1994)(1). . .       19,081       10,805      11,597       11,358      11,712        3,963       3,552
Income taxes. . . . . . . . . . . . . . .        6,913        4,734       5,082        4,481         490            0           0
                                              ---------   ----------   ---------   ----------  ----------   ----------  ----------
Net income (loss) . . . . . . . . . . . .    $  10,157    $   6,894   $   7,575    $   6,666  $   (1,778)  $   (1,502) $   (2,526)
                                              ---------   ----------   ---------   ----------  ----------   ----------  ----------
                                              ---------   ----------   ---------   ----------  ----------   ----------  ----------
Primary net income (loss) per
 common share . . . . . . . . . . . . . .    $     .69    $     .54   $     .53    $     .60  $     (.21)  $     (.24) $     (.44)
                                              ---------   ----------   ---------   ----------  ----------   ----------  ----------
                                              ---------   ----------   ---------   ----------  ----------   ----------  ----------
 Weighted average common and
 common equivalent shares . . . . . . . .   14,746,930   12,837,934  14,323,592   11,143,268   8,520,548    6,378,082   5,800,000
Fully diluted net income (loss)
 per common share . . . . . . . . . . . .    $     .67    $     .49   $     .52    $     .56  $     (.21)  $     (.24) $     (.44)
                                              ---------   ----------   ---------   ----------  ----------   ----------  ----------
                                              ---------   ----------   ---------   ----------  ----------   ----------  ----------
Fully diluted weighted average common
 and common equivalent shares . . . . . .   15,452,640   14,001,510  14,803,592   12,538,352   8,520,548    6,378,082   5,800,000
OTHER DATA:
Principal amount of Contracts
 purchased during period
 (excluding Bulk Purchases) . . . . . . .     $254,322     $132,052    $150,943     $150,573   $  53,103    $  19,484    $  3,777
Principal amount of Contracts sold
 during period. . . . . . . . . . . . . .      248,132      144,342     155,719      140,617      58,095       14,103       3,491
Outstanding Servicing Portfolio
 at end of period(2). . . . . . . . . . .      445,332      252,272     288,927      192,800      63,208       20,436       3,718
Net charge-offs(3). . . . . . . . . . . .       13,615        7,363       8,568        4,349         964          276           -
Servicing fees as a percentage of
 average principal balance of
 Contracts being serviced(4). . . . . . .         4.7%         4.6%        6.4%         5.3%        7.5%         4.7%        5.4%
Delinquencies as a percentage of gross
 Servicing Portfolio at end of period(5).         5.9%         4.0%        5.1%         2.5%        1.3%         1.0%        0.0%
Net charge-offs as a percentage of
 average Servicing Portfolio(3)(4). . . .         5.0%         4.8%        4.7%         3.4%        2.5%         2.2%        0.0%
Operating expenses (before interest and
 provisions for credit losses)
 as a percentage of average Servicing
 Portfolio(4) . . . . . . . . . . . . . .         4.8%         4.6%        4.4%         5.4%       28.9%        31.5%      195.8%
Servicing subject to recourse
 provisions(6). . . . . . . . . . . . . .      426,421      233,201     268,163      169,331      62,464       14,736       3,371
Discounted allowance for credit losses
 as a percentage of servicing
 subject to recourse provisions(7). . . .         9.9%         8.7%        8.7%         8.5%        8.1%        10.2%       10.2%


                                        19


                                                                     NINE-MONTH
                                                                     TRANSITION
                                                 NINE MONTHS ENDED     PERIOD
                                                 SEPTEMBER 30,           ENDED                      FISCAL YEAR ENDED MARCH 31,
                                              ----------------------               ------------------------------------------------
                                               1996         1995      12/31/95       1995       1994(1)         1993       1992
                                              ---------   ----------  ----------   ---------  ------------   ----------  ----------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Ratio of earnings to fixed charges(8)(9).         4.8x         5.0x        5.5x         4.2x           -            -           -
Cash flows provided by (used in) operating
 activities . . . . . . . . . . . . . . .      $(9,326)    $(15,502)   $(18,533)     $(6,115)    $(2,816)     $(6,718)  $  (1,880)

                                               AS OF SEPTEMBER 30,AS OF DECEMBER 31,               AS OF MARCH 31,
                                                     1996                 1995          1995           1994           1993
                                              -------------------  ------------------ -----------  --------------  -----------
BALANCE SHEET DATA:                                                            (IN THOUSANDS)
Cash. . . . . . . . . . . . . . . . . . . .         $  145           $  10,895       $  5,767       $  2,089        $  245
Investments in credit enhancements. . . . .         46,526              30,478         23,201         10,497             0
Contracts held for sale . . . . . . . . . .         17,773              19,549         21,896            647         5,054
Excess servicing receivables. . . . . . . .         19,111              11,108          5,154          2,294           503
Total assets. . . . . . . . . . . . . . . .         93,429              77,878         57,976         16,538         6,922
Total liabilities . . . . . . . . . . . . .         41,100              36,397         30,981          6,337         2,833
Total shareholders' equity. . . . . . . . .         52,329              41,481         26,994         10,201         4,089


------------------
(1) In October 1992, as a condition to the initial public offering of Common Stock of the Company, the then majority shareholder of the Company deposited 600,000 shares of Common Stock (the "Escrow Shares") in escrow. The escrow agreement provided that part or all of the Escrow Shares would be released if the Company's net income after taxes (as defined in the escrow agreement) or the average market price of the Common Stock for specified periods exceeded specified levels. The Company's net income (as defined in the escrow agreement) for fiscal 1994 (prior to the accounting effect of the release of the Escrow Shares) exceeded the specified level and, accordingly, all 600,000 Escrow Shares were released. The release of the Escrow Shares was deemed compensatory for accounting purposes, resulting in a one-time, non-cash charge of $6,450,000 against earnings for fiscal 1994. Without that charge, net income, primary net income per share and fully diluted net income per share for fiscal 1994 would have been
    $4,672,000, $.44 and $.41, respectively.   See "Management's Discussion and
    Analysis of Financial Condition and Results of Operations -- Fiscal Year Ended March 31, 1994 Compared to Fiscal Year Ended March 31, 1993 -- Expenses."
(2) Includes the outstanding principal amount of all Contracts purchased by the Company, including Contracts subsequently sold by the Company which it continues to service. Excludes loans serviced for third parties but not purchased by the Company. As of December 31, 1994, the Company had ceased servicing loans for third parties.
(3) Net charge-offs include the remaining principal balance, after the application of the net proceeds from the liquidation of the vehicle (excluding accrued and unpaid interest). Post-liquidation amounts received on previously charged-off Contracts are applied to the period in which the related Contract was originally charged off. Excludes Bulk Purchases not yet sold and uninsured casualty losses.
(4) The percentages set forth for the nine months ended September 30, 1996 and September 30, 1995 and the nine-month transition period ended December 31, 1995, computed using annualized operating data, which do not necessarily represent comparable data for a full twelve-month period.
(5) The Company considers a Contract delinquent when an obligor fails to make at least 90% of a contractually due payment by the following due date and the vehicle securing the Contract has not been repossessed. All amounts and percentages are based on the full amount remaining to be repaid on each Contract, including, for rule of 78s Contracts, any unearned finance charges. Excludes Bulk Purchases not yet sold.
(6) Includes the outstanding principal amount of all Contracts purchased and subsequently sold by the Company which it continues to service. Excludes loans serviced for third parties and Contracts purchased but not yet sold by the Company.
(7) Discounted allowance for credit losses represents the discounted present value, calculated at a risk free rate, of future estimated credit losses as determined by the Company in conjunction with the recognition of its gains on sale of Contracts.
(8) The ratio of earnings to fixed charges has been computed by dividing income before taxes and fixed charges by fixed charges. Fixed charges include interest expense and the portion of rent expense that is representative of the interest factor (deemed by the Company to be one-third).

(9) The Company incurred losses in fiscal 1994, fiscal 1993 and fiscal 1992. Earnings were inadequate to cover fixed charges by $1.3 million, $1.5 million and $2.5 million for fiscal 1994, fiscal 1993 and fiscal 1992, respectively. Adjusted to eliminate the one-time non-cash charge of $6,450,000 referred to in footnote (1) above, the ratio of earnings to fixed charges for fiscal 1994 would have been 10.1x.

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following analysis of the financial condition of the Company should be read in conjunction with "Selected Financial Data" and the Company's Consolidated and Condensed Consolidated Financial Statements and the Notes thereto and the other financial data included elsewhere in this Prospectus.

OVERVIEW

    The Company specializes in the business of purchasing, selling and servicing retail automobile installment sales Contracts originated by Dealers in the sale of new and used automobiles, light trucks and passenger vans and has done so since its inception on March 8, 1991. Through its purchases, the Company provides indirect financing to borrowers with limited credit histories, low incomes or past credit problems.

    The Company generates earnings and cash flow primarily from the servicing fees and gains associated with the sales or securitizations of Contracts. In each securitization, the Company sells Contracts to a trust which, in turn, sells asset-backed securities to Investors. The terms of the securitization transactions generally provide for the Company to earn a base servicing fee computed as a percentage of the outstanding balance of the Contracts as
compensation for its duties as servicer.   In addition, the Company is entitled
to certain excess servicing fees which represent collections on the Contracts in excess of the amounts necessary to pay principal and interest to Investors and the expenses of the trust, including, primarily, base servicing fees.

    The Company also recognizes gains on its sales of Contracts. Gains are determined based upon the difference between the sales proceeds for the portion of Contracts sold and the Company's recorded investment in the Contracts sold. The Company allocates the recorded investment in the Contracts between the portion of the Contracts sold and the portion retained based on the relative fair values of those portions on the date of the sale. In addition, the Company recognizes gains attributable to its estimates of excess servicing receivables for each pool of Contracts it securitizes. Excess servicing receivables are determined by computing the difference between the weighted average yield of the Contracts sold and the yield to the purchaser, adjusted for the normal servicing fee based on the agreements between the Company and the purchaser. The resulting differential is recorded as a gain at the time of sale equal to the present value of the estimated cash flows, net of any portion of the excess that may be due to the purchaser and adjusted for anticipated prepayments, repossessions, liquidations and other losses. To the extent that the actual future performance of the Contracts results in less excess cash flows than the Company estimated, the Company's excess servicing receivables will be adjusted at least quarterly, with corresponding charges recorded against income in the period in which the adjustment is made. To the extent that the actual cash flows exceed the Company's discounted estimates, the Company will record additional servicing fees in the periods in which the excess cash is received.

RESULTS OF OPERATIONS

THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1996 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1995

    REVENUE. During the nine months ended September 30, 1996, revenue increased $13.7 million, or 61.2%, compared to the nine-month period ended September 30, 1995. Servicing fees increased by $5.8 million, or 82.1%, and represented 35.8% of total revenue. The increase in servicing fees is due to the Company's continued expansion of its Contract purchase, sale and servicing activities. As of September 30, 1996, the Company was earning servicing fees on 40,216 Contracts approximating $426.4 million compared to 22,062 Contracts approximating $233.2 million as of September 30, 1995. In addition to the $426.4 million in sold Contracts on which servicing fees were earned, the Company was holding for sale and servicing an additional $18.9 million in Contracts for an aggregate servicing portfolio of $445.3 million.

    Net gain on sale of Contracts includes (i) the excess of the amount realized on the sale of Contracts over the Company's net cost, (ii) the net present value of estimated excess servicing fees on sold contracts, and (iii) the recognition of deferred acquisition fees paid by Dealers net of related acquisition costs. Net gain on sale of Contracts increased by $5.9 million, or 59.6%, and represented 43.9% of total revenue for the nine-month period ended September 30, 1996. The increase in gain on sale is largely due to the volume of Contracts which were sold in the period. During the nine-month period ended September 30, 1996, the Company sold $248.1 million in Contracts, compared to $144.3 million in the nine-month period ended September 30, 1995.

    Interest income on Contracts held for sale increased by $2.0 million, or 36.4%, representing 20.3% of total revenues for the nine-month period ended September 30, 1996. The increase is due to the increase in the volume of contracts purchased and held for sale. During the nine-month period ended September 30, 1996, the Company purchased $254.3 million in Contracts from Dealers, compared to $132.1 million in the nine-month period ended September 30, 1995.

    EXPENSES. During the nine-month period ended September 30, 1996, operating expenses increased $8.3 million, or 76.6%, compared to the nine-month period ended September 30, 1995. Employee costs increased by $3.0 million, or 98.3%, and represented 32.1% of total operating expenses. The increase is due to the addition of staff necessary to accommodate the Company's growth and certain increases in salaries of existing staff. General and administrative expenses increased by $2.5 million, or 94.5% and represented 26.6% of total operating expenses. Increases in general and administrative expenses included increases in telecommunications, stationery, credit reports and other related items as a result of increases in the volume of purchasing and servicing of Contracts. Additionally, general and administrative expenses increased by $124,000 as a result of including the company's share of the loss incurred by MAB Asset Corporation, a 38% equity investment acquired by the Company on June 6, 1996.

    Marketing expenses increased by $408,954, or 57.8%, and represented 5.9% of total expenses. The increase is primarily due to the increase in the volume of contracts purchased as marketing representatives are compensated directly in proportion to the number of Contracts the Company purchases from Dealers serviced by the marketing representative. Additional increases in marketing expense relate to other marketing expenses such as travel, promotion and convention expenses.

    Interest expense increased $1.5 million, or 52.0%, and represented 22.6% of total operating expenses. The increase is primarily due to the interest paid on the $20.0 million in subordinated debt securities issued December 20, 1995. Interest expense was also impacted by the volume of Contracts held for sale as well as by the Company's cost of borrowed funds.

    During the nine-month period ended September 30, 1996, the provision for losses on Contracts held for sale increased by $766,699, or 86.3%, and represented 8.7% of total operating expenses. The increase in the provision reflects a larger volume of Contracts held prior to sale when compared to the same period in the prior year.

NINE-MONTH TRANSITION PERIOD ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED MARCH 31, 1995

    The Company changed its fiscal year-end from March 31 to December 31, effective with the nine-month transition period ended December 31, 1995. Accordingly, readers should take into account that the following discussion compares figures for a nine-month period to a full twelve-month year. The discussion below does not attempt to explain, for each item discussed, the extent to which the differing length of these periods has affected the figures.

    REVENUES. During the nine months ended December 31, 1995, revenues increased $1.7 million, or 7.8%, compared to the year ended March 31, 1995. Servicing fees decreased by $217,807, or 3.0%, and represented 28.8% of total revenues. Servicing fees consist primarily of base and excess monthly servicing fees earned on Contracts sold and serviced by the Company, as well as servicing fees for certain third-party originated portfolios for which it has been engaged as servicer. Servicing fees have been impacted by the Company's continued expansion of its Contract purchase, sale and servicing activities. As of December 31, 1995, the Company was earning servicing fees on 25,398 Contracts and loans approximating $268.2 million compared to 16,077 Contracts and loans approximating $169.3 million as of March 31, 1995. In addition to the $268.2 million in sold Contracts and loans on which servicing fees were earned, the Company was holding for sale and servicing an additional $20.8 million in Contracts for an aggregate total servicing portfolio of $288.9 million at December 31, 1995.

    Net gain on sale of Contracts, which includes (i) the excess of the amount realized on the sale of Contracts over the Company's net cost, (ii) the net present value of estimated excess servicing fees on sold Contracts, and (iii) the recognition of acquisition fees paid by Dealers and deferred by the Company, increased by $2.1 million, or 22.2%, and represented 47.6% of total revenues for the nine months ended December 31, 1995. The increase in gain on sale is largely due to the volume of Contracts which were sold in the period. During the nine months ended December 31, 1995, the Company sold $150.8 million in Contracts, compared to $140.6 million in the year ended March 31, 1995.

    Interest income on Contracts warehoused for sale decreased by $127,109, or 2.2%, representing 23.6% of total revenues for the nine months ended December 31, 1995. Interest income is closely related to the volume of Contracts purchased and the length of time they are held by the Company prior to their sale. During the nine months ended December 31, 1995, the Company purchased $151.0 million in Contracts from Dealers, compared to $150.6 million in the year ended March 31, 1995. In addition to Contracts purchased from Dealers, the Company made two bulk purchases of portfolios of Contracts having an aggregate principal balance of $9.2 million during the nine months ended December 31, 1995.

    EXPENSES. During the nine months ended December 31, 1995, operating expenses increased $239,131, or 2.1%, compared to the year ended March 31, 1995. Employee costs increased by $318,886 or 10.7%, and represented 28.5% of total operating expenses. The increase is due to the addition of staff necessary to accommodate the Company's growth in its business as well as certain increases in salaries of existing staff. General and administrative expenses increased by $894,444, or 46.9% and represented 24.1% of total operating expenses. Increases in general and administrative expenses included increases in telephone, stationery, credit bureaus and other related items as a result of increases in the volume of purchases and servicing of Contracts.

    Marketing expenses decreased by $533,011 or 30.2%, and represented 10.6% of total expenses. The Company uses a combination of independent contractor and employee marketing representatives all of whom are compensated directly in proportion to the number of Contracts the Company purchases from Dealers serviced by the marketing representative. Marketing expense is further impacted by the Company's estimates for direct expenses made in accordance with deferring contract origination costs.

    Interest expense decreased by $683,195, or 20.0%, and represented 23.5% of total operating expenses. During the nine-month period ended December 31, 1995 the Company's interest expense was affected by improved pricing on the Line, a more favorable interest rate environment, and less reliance on other short term financing, in part, as a result of the proceeds from the Company's issuance of two million shares of common stock in March 1995.

    During the nine months ended December 31, 1995, the provision for losses on Contracts held for sale increased by $295,512 or 55.4% and represented 7.1% of total operating expenses. The increase in the provision reflects a larger volume of Contracts held for a longer period of time prior to sale when compared to the year ended March 31, 1995, and certain losses associated with Bulk Purchases in the nine months ended December 31, 1995.

FISCAL YEAR ENDED MARCH 31, 1995 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1994

    REVENUES. During the year ended March 31, 1995, revenues increased $12.1 million, or 115.9%, compared to the year ended March 31, 1994. Servicing fees increased by $3.6 million, or 102.5%, and represented 32.0% of total revenues. Servicing fees consist primarily of base and excess monthly servicing fees earned on Contracts sold and serviced by the Company, as well as servicing fees for certain third-party originated portfolios for which it has been engaged as servicer. The increase in servicing fees is due to the Company's continued expansion of its Contract purchase, sale and servicing activities. As of March 31, 1995, the Company was earning servicing fees on 16,077 Contracts and loans approximating $169.3 million compared to 6,345 Contracts and loans approximating $64.4 million as of March 31, 1994. Contracts purchased and sold by the Company, which generate greater servicing revenues than loans serviced for third parties but not purchased by the Company, have become a more significant portion of the Company's overall portfolio of servicing, representing 100.0% of the amount of Contracts and loans serviced at March 31, 1995, compared to 97.0% of the amount of Contracts and loans serviced at March 31, 1994. In addition to the $169.3 million in sold Contracts and loans on which servicing fees were earned, the Company was holding for sale and servicing an additional $23.5 million in Contracts for an aggregate total servicing portfolio of $192.8 million.

    Net gain on sale of Contracts, which includes (i) the excess of the amount realized on the sale of Contracts over the Company's net cost, (ii) the net present value of estimated excess servicing fees on sold Contracts, and (iii) the recognition of acquisition fees paid by Dealers and deferred by the Company, increased by $4.0 million, or 74.3%, and represented 42.0% of total revenues for the year ended March 31, 1995. The increase in gain on sale is largely due to the volume of Contracts which were sold in the period. During the year ended March 31, 1995, the Company sold $140.6 million in Contracts, compared to $58.1 million in the year ended March 31, 1994.

    Interest income on Contracts warehoused for sale increased by $353,000, or 305.3%, representing 26.0% of total revenues for the year ended March 31, 1995. The increase is due to the increase in the volume of Contracts purchased and the length of time they were held by the Company prior to their sale. During the year ended March 31, 1995 the Company purchased $150.6 million in Contracts from Dealers, compared to $53.1 million in the year ended March 31, 1994. In addition to Contracts purchased from Dealers, the Company made two bulk purchases of portfolios of Contracts having an aggregate principal balance of $13.7 million during the year ended March 31, 1995.

    EXPENSES. During the year ended March 31, 1995 operating expenses decreased $0.4 million, or 3.0%, compared to the year ended March 31, 1994. However, the Company's expenses for the year ended March 31, 1994 included a one-time, non-cash charge of $6.5 million, which resulted from the release from escrow of 1,200,000 shares of Common Stock. Without giving effect to this charge, the Company's expenses for fiscal 1995 increased by $6.1 million, or 115.9%, over fiscal 1994. Employee costs increased by $771,000 or 34.7%, and represented 26.3% of total operating expenses. The increase is due to the addition of staff necessary to accommodate the Company's growth in its business as well as certain increases in salaries of existing staff. General and administrative expenses increased by $733,000, or 62.5% and represented 16.8% of total operating expenses. Increases in general and administrative expenses included increases in telephone, stationery, credit bureaus and other related items as a result of increases in the volume of purchases and servicing of Contracts.

    Marketing expenses increased by $1.1 million or 157.1%, and represented 15.5% of total expenses. The Company uses a combination of independent contractor and employee marketing representatives all of whom are compensated directly in proportion to the number of Contracts the Company purchases from Dealers serviced by the marketing representative. The increase in marketing expense, therefore, is directly related to the increase in Contract purchases from $53.1 million in fiscal 1994 to $150.6 million in fiscal 1995, an increase of 183.5%.

    Interest expense increased $3.0 million, or 663.3%, and represented 30.0% of total operating expenses. During the year ended March 31, 1995, interest expense consisted of interest accrued and/or paid on a $2 million convertible note issued March 11, 1993, a $3 million convertible note issued November 16, 1993, a $2 million short-term promissory note issued May 11, 1994, $3 million in two short-term promissory notes issued October 25, 1994, and the Warehouse Line of Credit.

    During the year ended March 31, 1995, the provision for losses on Contracts held for sale increased by $503,000 or 1,676.0% and represented 4.7% of total operating expenses. The increase in the provision reflects a larger volume of Contracts held for a longer period of time prior to sale when compared to the same period in the previous fiscal year, and certain losses associated with Bulk Purchases in fiscal 1995.

    In the prior year, the Company had a substantial net operating loss carryforward to offset most of that year's earnings and therefore had minimal income tax expense. As of March 31, 1994, the Company had utilized all of the tax benefits associated with its net operating loss carryforward and as a result, the Company recognized an income tax provision of $4.5 million for the year ended March 31, 1995, versus $490,000 in the prior year.

    Upon consummation of the Company's initial public offering which became effective on October 22, 1992, the Company's controlling shareholder, Holdings, deposited 1,200,000 shares of Common Stock (the "Escrow Shares") in escrow, subject to release upon attainment of certain net income goals or stock price levels. As of March 31, 1994, the Company exceeded the requisite levels. The release of the Escrow Shares was deemed compensatory and resulted in a one-time, non-cash charge for fiscal 1994 of $6.5 million which was equal to the market value of the Escrow Shares at the time of their release. This one-time, non-cash charge was offset by an identical increase in common stock and was not tax deductible. Consequently, there was no impact on total shareholders' equity on the Company's financial statements as a result of the release of the Escrow Shares and the corresponding charge.

The following table illustrates the impact of this charge on the Company's results for fiscal 1994.


                                                           FISCAL YEAR ENDED MARCH 31, 1994
                                              ------------------------------------------------------
                                                 AS STATED      IMPACT OF CHARGE    WITHOUT CHARGE
                                                 ---------      ----------------    --------------
                                                                 (IN THOUSANDS)
REVENUES:
Net gain on sale of Contracts . . . . . . .        $  5,425          $  --            $  5,425
Servicing fees. . . . . . . . . . . . . . .           3,556             --               3,556
Interest. . . . . . . . . . . . . . . . . .           1,443             --               1,443
                                                  ----------       --------           --------
                                                     10,424             --              10,424
                                                  ----------       --------           --------

EXPENSES:
Non-cash charge from release of Escrow Shares         6,450         (6,450)                 --
Interest. . . . . . . . . . . . . . . . . .             447             --                 447
Employee costs. . . . . . . . . . . . . . .           2,219             --               2,219
General and administrative. . . . . . . . .           1,173             --               1,173
Marketing . . . . . . . . . . . . . . . . .             686             --                 686
Related party consulting fees . . . . . . .             350             --                 350
Occupancy . . . . . . . . . . . . . . . . .             171             --                 171
Depreciation. . . . . . . . . . . . . . . .             186             --                 186
Provision for credit losses . . . . . . . .              30             --                  30
                                                  ----------       --------           --------
                                                     11,712         (6,450)              5,262
                                                  ----------       --------           --------
Income (loss) before income taxes . . . . .          (1,288)         6,450               5,162
Income taxes. . . . . . . . . . . . . . . .             490             --                 490
                                                  ----------       --------           --------

Net income (loss) . . . . . . . . . . . . .       $  (1,778)      $  6,450            $  4,672
                                                  ----------       --------           --------
                                                  ----------       --------           --------


The following is a summary of net income (loss) per common and common equivalent share for fiscal 1994 as stated and without the charge:

                                                                    AS STATED     WITHOUT CHARGE
                                                                 -------------  ------------------
Primary net income (loss) per common and common equivalent
  share. . . . . . . . . . . . . . . . . . . . . . . . . . . .    $     (.21)      $       .41

Weighted average number of common and common
  equivalent shares used in net income per share . . . . . . .     8,520,548        10,398,508

Fully diluted net income (loss) per common and common
  equivalent share . . . . . . . . . . . . . . . . . . . . . .    $     (.21)      $       .44

Fully diluted weighted average number of
  common and common equivalent shares outstanding. . . . . . .     8,520,548        11,220,398

The following table, summarizes the Company's results from operations on a calendar year basis for each of the years in the three year period ended December 31, 1995, giving effect to the previously mentioned change in fiscal year:



                                                              12 Months Ended December 31,
                                            --------------------------------------------------------------
                                                    1993           1994(1)       1994(2)        1995
                                                    ----           ----          ----           ----
                                                          (In thousands, except per share data)
REVENUES:
Servicing fees                                     $  3,008       $  6,175       $  6,175       $  9,019
Net gain on sale of contracts                         2,845          9,980          9,980         13,719
Interest                                                942          4,403          4,403          7,869
                                                ---------------------------------------------------------
                                                      6,795         20,558         20,558         30,607

EXPENSES:
Charge from release of escrow shares                     --          6,450             --             --
Employee costs                                        1,890          3,253          3,253          3,888
Selling, general and administrative                   2,114          3,651          3,651          5,276
Related party consulting fees                           350            350            350            350
Depreciation                                            181            169            169            209
Interest                                                229          2,520          2,520          3,842
Provision for losses                                     17            384            384          1,008
                                                ---------------------------------------------------------
                                                      4,781         16,777         10,327         14,573
                                                ---------------------------------------------------------
Income before taxes                                   2,014          3,781         10,231         16,034

Income taxes                                             --          3,613          3,613          6,440
                                                ---------------------------------------------------------
Net income                                         $  2,014         $  168       $  6,618       $  9,594
                                                ---------------------------------------------------------
                                                ---------------------------------------------------------

Primary income per share                              $0.22          $0.02          $0.61          $0.71
Weighted average primary shares                       9,699         10,932         10,932         13,431
Fully diluted income per share                        $0.21          $0.02          $0.57          $0.70
Fully diluted weighted average shares                10,446         12,182         12,182         13,911

---------------
(1) Results include the non-cash one time charge from the release of Escrow
    Shares.
(2) Results exclude the non-cash one time charge from the release of Escrow
    Shares.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary sources of cash from operating activities include base and excess servicing fees it earns on portfolios of Contracts it has previously sold, proceeds on the sales of Contracts in excess of its recorded investment of the Contracts, amortization and release of investments in credit enhancement balances pledged in conjunction with the securitization of its Contracts, and borrower payments on Contracts held for sale. The Company's primary uses of cash include its normal operating expenses and the establishment and build-up of Spread Accounts used for credit enhancement to their maintenance levels.

    Net cash used in operating activities was $9.3 million during the nine months ended September 30, 1996 compared to net cash used of $15.5 million during the nine months ended September 30, 1995. Cash used for purchasing Contracts was $254.3 million, an increase of $139.5 million, or 121.5%, over cash used for purchasing Contracts in the prior year's period. Cash provided from the liquidation of Contracts was $254.3 million, an increase of $136.4 million, or 115.7%, over cash provided from liquidation of Contracts in the prior year's period.

    Net cash used in operating activities was $18.5 million during the nine months ended December 31, 1995, compared to net cash used of $6.1 million during the year ended March 31, 1995. Cash used for purchasing Contracts was $160.2 million, a decrease of $4.1 million, or 2.5%, over cash used for purchasing Contracts in the year ended March 31, 1995. Cash provided from the liquidation of Contracts was $156.9 million, an increase of $14.4 million, or 10.1%, over cash provided from liquidation of Contracts in the year ended March 31, 1995.

    The Company's cash requirements have been and will continue to be significant. The agreements under which the Company has securitized and sold its Contracts required the Company to make a significant initial cash deposit, for purposes of credit enhancement, to a Spread Account which is pledged to support the related asset-backed securities, and is invested in high quality liquid securities. Excess cash flows from the securitized Contracts are deposited into the Spread Accounts until such time as the Spread Account balance reaches a specified percent of the outstanding balance of the related asset-backed securities. Since its June 1995 securitization, and, it is expected, on an ongoing basis, the Company altered the credit enhancement mechanism used in its securitizations to create a subordinated class of asset-backed securities (a "B Piece") in order to reduce the size of the required initial deposit to the Spread Accounts. This revised structure may, if the Company is able to continue to sell the B Piece, reduce the amount of cash that the Company must invest or set aside in Spread Accounts in future securitizations. The Company continues to hold the B Piece associated with its June 1995 transaction, but has sold and believes it will be able to continue to sell the B Pieces created in subsequent securitizations. The aggregate balances of the Spread Accounts associated with each securitization of Contracts, together with the one B Piece held by the Company, are reflected as "Investments in credit enhancements" on the Company's consolidated balance sheet.

    During the nine month period ended September 30, 1996, cash used for initial deposits to Spread Accounts was $9.0 million, an increase of $1.8 million, or 24.2%, from the amount of cash used for initial deposits to Spread Accounts in the prior year's period. Cash from excess servicing deposited to Spread Accounts for the nine month period ended September 30, 1996, was $13.3 million, an increase of $6.6 million, or 97.5%, over cash from excess servicing deposited to Spread Accounts in the prior year's period. Cash released from Spread Accounts for the nine month period ended September 30, 1996, was $6.2 million, a decrease of $1.8 million, or 22.8%, over cash released from Spread Accounts in the prior year's period. Changes in deposits to and releases from Spread Accounts are impacted by the relative size, seasoning and performance of the various pools of sold Contracts that make up the Company's servicing portfolio. In the nine month period ended September 30, 1996, certain securitized pools exceeded predetermined delinquency levels which resulted in increased Spread Account levels, and consequently, less releases in cash from Spread Accounts. The Company believes that these increases in delinquency were due to changes in its strategy regarding the timing of repossessions of vehicles under its Contracts. The Company and the parties to the various securitization agreements recently made modifications to the agreements that provide for delinquency levels which are more reflective of the Company's experience. As a result, the Company anticipates greater releases of cash from Spread Accounts in the future.

    During the nine month period ended September 30, 1996, the Company purchased 38% of the outstanding common stock of NAB Asset Corporation for approximately $4 million. See "Business--Expansion and Diversification".

    Net cash used in operating activities was $18.5 million during the nine months ended December 31, 1995 compared to net cash used of $6.1 million during the year ended March 31, 1995. Cash used for purchasing Contracts was $160.2 million, a decrease of $4.1 million, or 2.5%, over cash used for purchasing Contracts in the year ended March 31, 1995. Cash provided from the liquidation of Contracts was $156.9 million, an increase of $14.4 million, or 10.1%, over cash provided from liquidation of Contracts in the year ended March 31, 1995. The table below documents the Company's history of Contract securitizations.

                         STRUCTURED CONTRACT SECURITIZATIONS

     PERIOD                    SECURITIZED                               RATING
     FUNDED                   DOLLAR AMOUNT        RATINGS(1)             AGENCY                     POOL NAME
-----------------        ---------------------   --------------    -------------------  ------------------------------------
                             (IN THOUSANDS)
April 1993                       $4,990                A             Duff & Phelps       Alton Grantor Trust 1993-1
May 1993                          3,933                A             Duff & Phelps       Alton Grantor Trust 1993-1
June 1993                         3,467                A             Duff & Phelps       Alton Grantor Trust 1993-1
July 1993                         5,575                A             Duff & Phelps       Alton Grantor Trust 1993-2
August 1993                       3,336                A             Duff & Phelps       Alton Grantor Trust 1993-2
September 1993                    3,578                A             Duff & Phelps       Alton Grantor Trust 1993-2
October 1993                      1,921                A             Duff & Phelps       Alton Grantor Trust 1993-2
November 1993                     1,816                A             Duff & Phelps       Alton Grantor Trust 1993-3
December 1993                     6,694                A             Duff & Phelps       Alton Grantor Trust 1993-3
January 1994                      1,998                A             Duff & Phelps       Alton Grantor Trust 1993-3
March 1994                       20,787                A             Duff & Phelps       Alton Grantor Trust 1993-4
June 1994                        24,592             Aaa/AAA          Moody's/S&P         CPS Auto Grantor Trust 1994-1
September 1994                   28,916             Aaa/AAA          Moody's/S&P         CPS Auto Grantor Trust 1994-2
October 1994                     13,136             Aaa/AAA          Moody's/S&P         CPS Auto Grantor Trust 1994-3
December 1994                    28,893             Aaa/AAA          Moody's/S&P         CPS Auto Grantor Trust 1994-4
February 1995                    20,084             Aaa/AAA          Moody's/S&P         CPS Auto Grantor Trust 1995-1
June 1995                        49,290             Aaa/AAA          Moody's/S&P         CPS Auto Grantor Trust 1995-2
September 1995                   45,009             Aaa/AAA          Moody's/S&P         CPS Auto Grantor Trust 1995-3
September 1995                    2,369                BB                S&P             CPS Auto Grantor Trust 1995-3
December 1995                    53,634             Aaa/AAA          Moody's/S&P         CPS Auto Grantor Trust 1995-4
December 1995                     2,823                BB                S&P             CPS Auto Grantor Trust 1995-4
March 1996                       63,747             Aaa/AAA          Moody's/S&P         CPS Auto Grantor Trust 1996-1
March 1996                        3,355                BB                S&P             CPS Auto Grantor Trust 1996-1
June 1996 (2)                    84,456             Aaa/AAA          Moody's/S&P         Fasco Auto Grantor Trust 1996-1
June 1996                         4,445                BB                S&P             Fasco Auto Grantor Trust 1996-1
September 1996                   87,523             Aaa/AAA          Moody's/S&P         CPS Auto Grantor Trust 1996-2
September 1996                    4,606                BB                S&P             CPS Auto Grantor Trust 1996-2
December 1996                    88,215             Aaa/AAA          Moody's/S&P         CPS Auto Grantor Trust 1996-3
December 1996                     4,643                BB                S&P             CPS Auto Grantor Trust 1996-3

------------------

(1) Commencing with the securitization completed on June 28, 1994, the principal and interest due on the asset-backed securities issued by the various grantor trusts are guaranteed by Financial Security Assurance Inc. ("FSA"), enabling the issuer to obtain Aaa/AAA ratings for the asset-backed securities issued in such transactions. See "Business -- Purchase and Sale of Contracts -- Securitization and Sale of Contracts to Institutional Investors."

(2) Commencing with the securitization completed on June 27, 1996, asset-backed securities with Aaa/AAA ratings have been sold through public offerings pursuant to registration statements filed with the Securities and Exchange Commission.

    Cash flows are impacted by the use of the Warehouse Line of Credit which is in turn impacted by the amount of Contracts the Company holds for sale. At September 30, 1996, the Warehouse Line of Credit had an outstanding balance of $9.8 million compared to $7.5 million at December 31, 1995. In June 1995 the Company entered into two new agreements which restructured the Warehouse Line of Credit and increased the maximum available amount to $100.0 million. The primary agreement provides for loans by Redwood Receivables Corporation ("Redwood") to the Company, to be funded by commercial paper issued by Redwood and secured by Contracts pledged periodically by the Company. The Redwood facility provides for a maximum of $100.0 million of advances to the Company, with interest at a variable rate tied to prevailing commercial paper rates.
When the Company wishes to securitize these Contracts, a substantial part of the proceeds received from Investors is paid to Redwood, which simultaneously releases the pledged Contracts for transfer to a pass-through securitization trust. The second agreement is a standby line of credit with GECC, also with a $100.0 million maximum, which the Company may use only if and to the extent that Redwood does not provide funding as described above. The GECC line is secured by Contracts and substantially all the other assets of the Company. Both agreements extend through November 30, 1998. The two agreements are viewed as a single short-term warehouse line of credit, with advances varying according to the amount of pledged Contracts. All references in this Prospectus to the Warehouse Line of Credit refer, since June 1995, to the Redwood facility and, unless the context indicates otherwise, the standby line of credit with GECC.

    Prior to October 29, 1992, the Company was dependent on capital contributions and loans by Holdings (which was then the sole shareholder of the Company) to satisfy its cash requirements. On October 29, 1992, the Company raised approximately $4.9 million (net of offering expenses) in an initial public offering. On March 12, 1993, the Company borrowed $2.0 million from Sun Life through the issuance of a convertible note in conjunction with an agreement by that investor to purchase up to $50.0 million of the Company's Contracts. On July 5, 1995, Sun Life converted this note into 533,334 shares of the Company's Common Stock. On November 16, 1993, the Company borrowed an additional $3.0 million from Sun Life through the issuance of a convertible note in conjunction with that investor's commitment to purchase an additional $50.0 million in Contracts. On January 17, 1997, Sun Life converted this note into 480,000
shares of Common Stock.   On November 23, 1993, the Company issued and sold
333,334 shares of Common Stock in a private transaction at a price of $4.50 per share ($1.5 million in the aggregate). In May and October, 1994, the Company borrowed an aggregate of $5.0 million pursuant to three short term notes, all of which were repaid in March 1995 with proceeds from the March 7, 1995 public offering of 2.0million shares of the Company's stock at a price of $7.38 per share. In December 1995, the Company issued $20 million of debt in the form of Rising Interest Subordinated Redeemable Securities ("RISRS").

    The Company anticipates that the proceeds from this offering, the funds available under the Warehouse Line of Credit, proceeds from the sale of Contracts, and cash from operations will be sufficient to satisfy the Company's estimated cash requirements for at least the next 12 months, assuming that the Company continues to have a means by which to sell its warehoused Contracts. If for any reason the Company is unable to sell its Contracts, or if the Company's available cash otherwise proves to be insufficient to fund operations (because of future changes in the industry, general economic conditions, unanticipated increases in expenses, or other factors), the Company may be required to seek additional financing.

    On November 1, 1996, the Company began to rent an additional 7,000 square feet of contiguous office space in accordance with the Company's lease agreement. In addition, the Company recently acquired an additional, and significantly upgraded, IBM AS/400 computer. This hardware serves as the primary platform on which the Company processes its Contracts. The Company anticipates that it will incur certain limited capital expenditures during the next twelve months as its business continues to grow. The Company expects to incur occupancy expenses of approximately $50,000 per month in connection with its Chesapeake, Virginia satellite facility, which were not incurred in fiscal 1996. Personnel and other expenses may also increase, depending on the extent of any continuing growth in the Company's business (as to which there can be no assurance) and the availability of personnel.

    In November 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." This statement establishes financial accounting standards for stock-based employee compensation plans. SFAS 123 permits the Company to choose either a new fair value based method or the current APB Opinion 25 intrinsic value based method of accounting for its stock-based compensation arrangements. The Company will continue to account for stock-based compensation under the APB Opinion 25 and, as a result, SFAS 123 will not have a material impact on the Company's operations.

    On June 28, 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 125). This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished.

    SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management is in the process of evaluating what future effect SFAS No. 125 will have on the Company's financial position and results of operations.

                                       BUSINESS

GENERAL

    The Company is a consumer finance company specializing in the business of purchasing, selling and servicing Contracts originated by Dealers in the sale of new and used automobiles, light trucks and passenger vans. Through its purchases, the Company provides indirect financing to Sub-Prime Borrowers. The Company serves as an alternative source of financing for Dealers, allowing sales to customers who otherwise might not be able to obtain financing from more traditional sources of automobile financing such as banks, credit unions or finance companies affiliated with major automobile manufacturers.

HISTORY

    The Company was incorporated in March 1991 as a wholly owned subsidiary of CPS Holdings, Inc. ("Holdings") (formerly known as FWB Acceptance Corp.). Holdings was formed in April 1990 by Charles E. Bradley, Sr., the Chairman of the Board of the Company, in order to enter into the automobile financing business. Mr. Bradley believed that the Sub-Prime Borrower segment of this business had the potential for growth and profit due in part to the withdrawal from such business by many savings and loan associations and other financial institutions. In December 1995, Holdings was merged with and into the Company.

    The period from March 8, 1991 (the Company's inception) through May 1991 was devoted to the start-up of the Company's operations. On May 31, 1991, the Company first acquired certain third-party loan servicing contracts and in June 1991 began earning servicing fee income. The Company thereafter added to its third-party loan servicing portfolio and, in October 1991, began acquiring Contracts and selling them to GECC. To date, the Company has sold $42.6 million in Contracts to GECC and an additional $100.1 million to Sun Life. Since June 1994, the Company has issued an additional $545.5 million of "AAA"-rated and $22.2 million of "BB"-rated certificates backed by Contracts to various institutional investors. Since June 1996, all sales of "AAA"-rated certificates have been made in public offerings pursuant to registration statements filed with the Securities and Exchange Commission. See "Servicing of Contracts--Third-Party Loan Servicing" and "Purchase and Sale of Contracts--Securitization and Sale of Contracts to Institutional Investors."

AUTOMOBILE FINANCING INDUSTRY

    Automobile financing is the largest category, by dollar amount, of consumer installment debt in the United States. Most traditional sources of automobile financing, such as commercial banks, credit unions and captive finance companies affiliated with major automobile manufacturers, generally provide automobile financing for the most creditworthy, or so-called "prime" borrowers. The Company believes that the strong credit performance and large size of the market have led to intense price competition in the financing market for prime borrowers, and, in turn, low profit margins, effectively limiting this market to only the largest participants. In addition, special low-rate financing programs offered by automobile manufacturers' captive finance companies to promote the sale of specific automobiles have added to the competition within the prime borrower market.

    Although prime borrowers represent the largest segment of the automobile financing market, there are many potential purchasers of automobiles who do not qualify as prime borrowers. Purchasers considered by the Company to be Sub-Prime Borrowers have limited credit histories, low incomes or past credit problems and, therefore, are unable to obtain credit from traditional sources of automobile financing, such as commercial banks, credit unions or captive finance companies affiliated with major automobile manufacturers. (The terms "prime" and "sub-prime" reflect the Company's categorization of borrowers and bear no relationship to the prime rate of interest or persons who are able to borrow at that rate.) The Company believes that, because these potential purchasers represent a substantial market, there is a demand by automobile dealers for Sub-Prime Borrower financing that has not been effectively served by traditional automobile financing sources.

    According to the Board of Governors of the Federal Reserve System, as of March 1996, there was approximately $359 billion in automobile-related installment credit outstanding. The Company is unaware of any authoritative estimates of the size of the "non-prime" portion of this market, although various sources have estimated that the potential loan base in this portion of the market is between $50 billion and $70 billion. Based on these figures, the Company's Servicing Portfolio represents less than one percent of the market.

BUSINESS STRATEGY

    The Company's primary objective is to increase revenue and earnings through the expansion of its sales and servicing of Contracts purchased from Dealers. The Company has substantial operational and administrative capacity to expand its business. The Company's strategy is to:

    -    Maintain consistent underwriting standards and portfolio performance.

    -    Increase the number of Contracts it purchases from its existing
         Dealers.

    - Expand its Dealer network, in part by entry into other geographic areas. During the nine months ended September 30, 1996, 69.9% of the Contracts acquired by the Company related to borrowers who resided in California, Florida, Illinois, Nevada, Pennsylvania and Texas (see "Purchase and Sale of Contracts--Dealer Contract Purchase Program").

    - Control and/or reduce its cost of funds by proper structuring of its securitization offerings and by obtaining the necessary ratings from nationally recognized credit rating agencies.

    - Evaluate opportunities to provide additional products and services, such as automobile insurance, credit cards and extended maintenance contracts.

EXPANSION AND DIVERSIFICATION

    In March 1996, the Company formed Samco Acceptance Corp. ("Samco"), an 80 percent-owned subsidiary based in Dallas, Texas. Samco's business plan is to provide the Company's sub-prime auto finance products to rural areas through independently owned finance companies. The Company believes that many rural areas are not adequately served by other industry participants due to their distance from large metropolitan areas where a Dealer marketing representative is most likely to be based.

    Samco employees call on independent finance companies ("IFCs"), primarily in the southeastern United States and present them with financing programs that are essentially identical to those which the Company markets directly to Dealers through its marketing representatives. The Company believes that a typical rural IFC has relationships with many local automobile purchasers as well as Dealers who, because of their financial resources or capital structure are generally unable to provide 36, 48 or 60 month financing for an automobile.
IFCs may offer Samco's financing programs to borrowers directly or to local Dealers. Upon submission of applications to Samco, credit personnel who have been trained by the Company use the Company's proprietary systems to evaluate the borrower and the proposed Contract terms. Samco purchases Contracts from the IFCs after its credit personnel have performed all of the underwriting and verification procedures that the Company performs for Contracts it purchases from Dealers. Servicing and collection procedures on Samco Contracts are performed by the Company at its headquarters in Irvine, California. However, Samco may solicit aid from the IFC in collecting accounts that are seriously past due. As of September 30, 1996, Samco had purchased 156 Contracts with original balances of $1.7 million.

    In May 1996, the Company formed LINC Acceptance Corp. ("LINC"), an 80 percent-owned subsidiary based in Norwalk, Connecticut. LINC's business plan is to provide the Company's sub-prime auto finance products to credit unions, banks and savings and loans ("Deposit Institutions"). The Company believes that credit unions, banks and savings and loans do not generally make loans to sub-prime borrowers, even though they may have relationships with Dealers and have sub-prime borrowers as deposit customers.

    LINC proposes to have certain of its employees call on various Deposit Institutions and present them with a financing program that is similar to those which the Company markets directly to Dealers through its marketing representatives. The LINC program is intended to result in a slightly more creditworthy borrower than the Company's regular programs by requiring slightly higher income and lower debt-to-income ratios. LINC's customers may offer its financing program to borrowers directly or to local Dealers. Unlike Samco, which has employees who evaluate applications and make decisions to purchase Contracts, LINC applications will be submitted by the Deposit Institution directly to the Company, where the approval, underwriting and purchase procedures will be performed by Company staff who will work with LINC as well as with the Company's
Dealers.   Servicing and collection procedures on LINC Contracts will be performed entirely by the Company at its headquarters in Irvine, California. As of September 30, 1996, LINC had not purchased any Contracts.

    In June 1996, the Company acquired 38% of the outstanding shares of NAB Assets, Inc. ("NAB") for $4 million. At the time of the acquisition, NAB had approximately $3.5 million in cash and no significant operations. Subsequent to the Company's investment in NAB, NAB purchased Mortgage Portfolio Services, Inc. ("MPS") from the Company for $300,000. MPS is a Dallas, Texas-based mortgage broker-dealer which the Company formed in April 1996. MPS specializes in the origination and sale of sub-prime residential mortgages. In July 1996, NAB formed CARSUSA, Inc., which subsequently purchased a Mitsubishi dealership in Riverside, California. The Company provides CARS USA with an $800,000 line of credit for financing its vehicle inventory. In November 1996, NAB purchased Mack Financial Ltd, a small appliance "rent to own" company based in Dallas, Texas.

    In January 1997, the Company purchased 80% of the outstanding shares of an equipment financing company, Stanwich Leasing, Inc. ("SLI"), from two directors of the Company, Charles E. Bradley, Sr. and John G. Poole. The purchase price was $100,000 in cash and the assumption of certain liabilities of SLI. As of September 30, 1996, SLI owned and serviced an outstanding equipment lease portfolio of $2.2 million. Its primary customers are companies affiliated with Charles E. Bradley, Sr.

PURCHASE AND SALE OF CONTRACTS

    DEALER CONTRACT PURCHASE PROGRAM. As of September 30, 1996, the Company was a party to Dealer Agreements with 1,847 Dealers. Approximately 92.7% of these Dealers are franchised new car dealers that sell both new and used cars and the remainder are independent used car dealers. For the nine months ended September 30, 1996, approximately 87.8% of the Contracts purchased by the Company consisted of financing for used cars and the remaining 12.2% for new cars. Most of these Dealers regularly submit Contracts to the Company for purchase, although such Dealers are under no obligation to submit any Contracts to the Company, nor is the Company obligated to purchase any Contracts. During the nine months ended September 30, 1996, no Dealer accounted for more than 2.4% of the total number of Contracts purchased by the Company. In addition, the Company continues to diversify geographically, and has reduced its concentration of Contract purchases in California from 36.1% for the nine months ended September 30, 1995, to 27.5% for the nine months ended September 30, 1996. The following table sets forth the geographical sources of the Contracts purchased by the Company (based on the addresses of the borrowers as stated on the Company's records) during each of the nine-month periods ended September 30, 1996 and September 30, 1995.

                          CONTRACTS PURCHASED DURING NINE MONTHS ENDED
                    --------------------------------------------------------
                         SEPTEMBER 30, 1996           SEPTEMBER 30, 1995
                    --------------------------------------------------------
                      NUMBER       PERCENT          NUMBER       PERCENT
                    -----------  ------------     -----------  -------------
California              5,621          27.5%          3,601          36.1%
Florida                 2,073          10.1%          1,008          10.1%
Pennsylvania            2,018           9.9%            981           9.8%
Texas                   1,463           7.2%            624           6.3%
Illinois                  953           4.7%            729           7.3%
Ohio                      851           4.2%             87           0.9%
Nevada                    798           3.9%            530           5.3%
New York                  792           3.9%            251           2.5%
Louisiana                 758           3.7%            143           1.4%
Tennessee                 743           3.6%             76           0.8%
Alabama                   686           3.4%             37           0.4%
Maryland                  667           3.3%             49           0.5%
Michigan                  570           2.8%            404           4.0%
New Jersey                422           2.1%            210           2.1%
Hawaii                    344           1.7%            364           3.6%
Other states            1,672           8.2%            885          10.0%
                       ------                         -----
  Total                20,431                         9,979
                       ------                         -----
                       ------                         -----

     When a retail automobile buyer elects to obtain financing from a Dealer, an application is taken for submission by the Dealer to its financing sources. Typically, a Dealer will submit the buyer's application to more than one financing source for review. The Company believes the Dealer's decision to finance the automobile purchase with the Company, rather than other financing sources, is based primarily upon an analysis of the discounted purchase price offered for the Contract, the timeliness, consistency and predictability of response, the cash resources of the financing source, and any conditions to purchase.

     Upon receipt of an application from a Dealer, the Company's administrative personnel order a report containing information from the three major national credit bureaus on the applicant to document the buyer's credit history. If, upon review by a Company loan officer, it is determined that the application meets the Company's underwriting criteria, or would meet such criteria with modification, the Company requests and reviews further information and supporting documentation and, ultimately, decides whether to purchase the Contract. When presented with an application, the Company attempts to notify the Dealer within four hours as to whether it intends to purchase such Contract. The Company buys Contracts directly from Dealers and does not make loans directly to purchasers of automobiles.

     The Company has historically purchased Contracts from Dealers at discounts ranging from 0% to 10% of the total amount financed under the Contracts, depending on the perceived credit risk of the Contract, plus a flat acquisition fee for each Contract purchased. Discounts averaged 4.5% and 3.0% for the nine months ended September 30, 1995 and 1996, respectively. The Company believes that the level of discounts and fees are a significant factor in the Dealer's decision to submit a Contract to the Company for purchase, and will continue to play such a role in the future. Effective January 10, 1997, the Company began purchasing all Contracts without a percentage discount, charging Dealers only a flat acquisition fee for each Contract purchased. The fees vary based on the perceived credit risk and, in some cases, the interest rate on the Contract. The flat fees instituted in January 1997 are larger than the fees previously charged in conjunction with percentage discounts, so as to result in a similar net purchase price on a typical Contract.

     The Company attempts to control Dealer misrepresentation by carefully screening the Contracts it purchases, by establishing and maintaining professional business relationships with Dealers, and by including certain representations and warranties by the Dealer in the Dealer Agreement. Pursuant to the Dealer Agreement, the Company may require the Dealer to repurchase any Contract in the event that the Dealer breaches its representations or warranties or if a borrower fails, for any reason, to make timely payment of the first installment due under a Contract. There can be no assurance, however, that any Dealer will have the financial resources to satisfy its repurchase obligations to the Company.

     BULK PURCHASES. The Company has purchased portfolios of Contracts and assumed the servicing thereon in bulk from other companies that had previously purchased the Contracts from Dealers. To date, the Company has made four such bulk purchases aggregating approximately $22.9 million. In considering Bulk Purchases, the Company carefully evaluates the credit profile and payment history of each portfolio and negotiates the purchase price accordingly. The credit profiles of the Contracts in each of the portfolios purchased are similar to those in the underwriting standards used by the Company in its normal course of business. The Bulk Purchases were made at purchase prices ranging from 93.0% to 100.0% of the aggregate principal balance of the Contracts. The Company may consider the purchase of additional portfolios from third parties, but has not made any such purchases since August 1995. Contracts that were acquired in Bulk Purchases and not yet sold currently account for 0.3% of the Servicing Portfolio.

     CONTRACT PURCHASE CRITERIA. To be eligible for purchase by the Company, a Contract must have been originated by a Dealer that has entered into a Dealer Agreement to sell Contracts to the Company. The Contracts must be secured by a first priority lien on a new or used automobile, light truck or passenger van and must meet the Company's underwriting criteria. In addition, each Contract requires the borrower to maintain physical damage insurance covering the financed vehicle and naming the Company as a loss payee. The Company or any purchaser of the Contract from the Company may, nonetheless, suffer a loss upon theft or physical damage of any financed vehicle if the borrower fails to maintain insurance as required by the Contract and is unable to pay for repairs to or replacement of the vehicle or is otherwise unable to fulfill its obligations under the Contract.

     The Company believes that its objective underwriting criteria enable it to evaluate effectively the creditworthiness of Sub-Prime Borrowers and the adequacy of the financed vehicle as security for a Contract. These criteria include standards for price; term; amount of down payment, installment payment and add-on interest rate; mileage, age and type of vehicle; amount of the Contract in relation to the value of the vehicle; borrower's income level, job and residence stability, credit history and debt serviceability; and other factors. These criteria are subject to change from time to time as circumstances may warrant. Upon receiving this information with the borrower's application, the Company's underwriters will verify the borrower's employment, residency, insurance and credit information provided by the borrower by contacting various parties noted on the borrower's application, credit information bureaus and other sources. The Company typically completes its credit review and responds to the Dealer within four hours.

     CREDIT SCORING. Since its inception the Company has purchased $632.2 million in Contracts and, as of September 30, 1996, has an outstanding servicing portfolio of $445.3 million. The Company's management information systems are structured to include a variety of credit and demographic data for each Contract as well as maintaining data which indicate each Contract's past or current performance characteristics. Furthermore, the Company's technical staff have the ability to interrogate the database to compare performing and non-performing Contracts and to ascertain which demographic and credit related data elements may be predictors of credit performance.

     In November 1996, the Company implemented a scoring model which assigns each Contract a numeric value (a "credit score") at the time the application is received from the Dealer and the borrower's credit information is retrieved from the credit reporting agencies. The credit score is based on a variety of parameters such as the borrower's job and residence stability, the amount of the down payment, and the age and mileage of the vehicle. The Company has developed the credit score as a means of improving its productivity by identifying Contracts where the characteristics are so strong (or alternatively, so weak), that the initial notification to the Dealer can be given without the more extensive analysis that a Company loan officer would give to a more average scoring Contract. Regardless of the credit score a Contract originally receives, the Company's underwriters perform the same extensive review and
verification procedures on all Contracts.   In addition to productivity
improvements, the credit score is used to identify Contracts for which review by a supervisor or manager prior to approval and purchase may be appropriate.

     Once an application is approved, financing documents are generated by the Dealer and the Company obtains a certificate of title for the vehicle when a lien is recorded, and various other documents pertaining to the borrower's credit application. After the documents are signed by the Dealer and the borrower, the Dealer sells the Contract to the Company. The borrower then receives monthly billing statements.

     All of the Contracts purchased by the Company are fully amortizing and provide for level payments over the term of the Contract. The average original principal amount financed under Contracts purchased in the nine months ended September 30, 1996 was approximately $12,550, with an average original term of approximately 53.6 months and an average down payment of 15.5%. Based on information contained in borrower applications, for this nine month period, the retail purchase price of the related automobiles averaged $12,830 (which excludes tax and license fees, and any additional costs such as a maintenance contract), and the Company's average borrower at the time of purchase was 37.0 years old, with approximately $32,814 in average household income and an average of 4.6 years' history with his or her current employer.

     All Contracts may be prepaid at any time without penalty. In the event a borrower elects to prepay a Contract in full, the payoff amount is calculated by deducting the unearned interest (as determined by the "Rule of 78s" method, where applicable) from the Contract balance. When a partial prepayment is made on a Contract originated in California, at the option of the borrower, the future monthly payments may be reduced pro rata by the aggregate amount of the prepayment, payment of the next succeeding regular monthly payments may be suspended, or the borrower may continue to make the regular monthly payments and thereby pay the Contract in full prior to its scheduled amortization. With respect to Contracts originated outside of California, the portion of each payment on the Contracts allocated to principal and interest and the payoff amount in the event of a full prepayment would be determined by the Rule of 78s method or such other interest amortization method as is permitted by applicable state law.

     Each Contract purchased by the Company prohibits the sale or transfer of the financed vehicle without the Company's consent and allows for the acceleration of the maturity of a Contract upon a sale or transfer without such consent. In most circumstances, the Company will not consent to a sale or transfer of a financed vehicle unless the related Contract is prepaid in full.

     The Company believes that the most important requirements to succeed in the sub-prime automobile financing market are the ability to control borrower and Dealer misrepresentation at the point of origination; the development and consistent implementation of objective underwriting criteria specifically designed to evaluate the creditworthiness of Sub-Prime Borrowers; and the maintenance of an active program to monitor performance and collect payments.

     SECURITIZATION AND SALE OF CONTRACTS TO INSTITUTIONAL INVESTORS. The Company purchases Contracts with the intention of reselling them to Investors either as bulk sales or as asset-backed securities. Asset-backed securities are generally structured as follows: First, the Company sells a portfolio of Contracts to a wholly-owned subsidiary which has been established for the limited purpose of buying and reselling the Company's Contracts. The subsidiary then sells the same Contracts to a grantor trust, and the grantor trust in turn issues interest-bearing asset-backed securities in an amount equal to the aggregate principal balance of the Contracts. One or more Investors purchase these asset-backed securities, the proceeds of which are used by the grantor trust to purchase the Contracts from the subsidiary, which uses such proceeds to purchase the Contracts from the Company. In addition, the Company provides a credit enhancement for the benefit of investors in the form of an initial cash deposit to a specific trust account ("Spread Account") and a deposit of certain excess servicing cash flows. Since its September 1995 securitization, and, it is expected, on an ongoing basis in the future, the Company altered the credit enhancement mechanism used in its securitizations to create and sell a subordinated security ("B Piece") in order to reduce the size of the required initial deposit to the Spread Account. The B Piece provides an additional credit enhancement to the senior security holders because distributions of interest on the B Piece are subordinated in priority of payment to interest due on the senior certificates and distributions of principal on the B Piece are subordinated in priority of payment to interest and principal due on the senior certificates. This revised structure may, if the Company is able to continue to sell the B Piece, reduce the amount of cash effectively used in securitizations. The Company continues to hold the B Piece associated with the June 1995 securitization but has sold all subsequent B Pieces. The Company believes it will be able to continue to sell the B Pieces created in its future securitizations. Purchasers of the asset-backed securities receive a particular coupon rate (the "Pass-Through Rate") established at the time of the sale. The Company receives periodic base servicing fees for its duties relating to the accounting for and collection of the Contracts. In addition, the Company is entitled to certain excess servicing fees that represent collections on the Contracts in excess of the amounts required to pay investor principal and interest, the base servicing fees and certain other fees such as trustee and custodial fees. Generally, the Company sells the Contracts at face value and without recourse except that the representations and warranties provided by the Dealer to the Company are similarly provided by the Company to the investor.

     At the end of the month, the aggregate cash collections are allocated first to the base servicing fees and certain other fees such as trustee and custodial fees for the period, then to the asset-backed securities certificateholder in an amount equal to the interest accrued at the Pass-Through Rate on the portfolio plus the amount by which the portfolio balance decreased (due to payments, payoffs or charge-offs) during the period. If the amount of cash required for the above allocations exceeds the amount collected during the monthly period, the shortfall is drawn from the Spread Account. If the cash collected during the period exceeds the amount necessary for the above allocations, and there is no shortfall in the related Spread Account, the excess is returned to the Company or one of its subsidiaries. The excess cash flows are considered by the Company to be excess servicing fees, part of which the Company recognizes as a gain on sale based on an estimate of the discounted present value of the excess cash flows.

     Each sale of asset-backed securities results in an increase in the Excess Servicing Receivables account on the Company's Consolidated Balance Sheet and the recognition of a "Net Gain on Sale of Contracts" on the Company's Consolidated Statement of Operations for the period in which the sale was made. The Excess Servicing Receivables account is increased by a portion of the gain recognized on each securitization which represents principally the net present value of estimated future cash flows relating to the Contracts which were sold, calculated as follows:

     (i) the present value of all future interest and principal payments expected to be received by the Company over the remaining life of the Contracts;

               less

     (ii) the Contracts' principal payments which are required to be passed through to the investors in the period in which they were received plus interest payments required to be made to investors at the Pass-Through Rate established at the time of securitization, and certain other fees and expenses associated with the securitization transaction, including the base servicing fee paid to the Company in respect of its obligations to service the borrowers' Contracts.

     Because the APR on the Contracts received by the Company is relatively high in comparison to the Pass-Through Rate paid to investors, the net present value described above can be significant. In calculating the net gain on sale described above, the Company must estimate the future rates of prepayments, delinquencies, defaults and default loss severity as they impact the amount and timing of the cash flows in the net present value calculation. The cash flows received by the Company are then discounted at an interest rate that the Company believes a third-party purchaser would require as a rate of return. Expected losses are discounted using a rate equivalent to the risk free rate for securities with a duration similar to that estimated for the underlying Contracts.

     In future periods, the Company will recognize additional revenue in the Servicing Fees account if the actual performance of the Contracts is better than the original discounted estimate. Although the Company has never recognized a writedown against the Excess Servicing Receivables account, if the actual performance of the Contracts is worse than the original discounted estimate, then such a writedown would be required. The Company's actual excess servicing cash flows, however, historically have exceeded the Company's original discounted estimates.

     The Company's first significant sales consisted of an aggregate of $17.6 million of Contracts sold from October 1, 1991 through January 31, 1993 to GECC pursuant to an agreement that expired on December 31, 1992. On April 7, 1993, the Company began selling Contracts to Sun Life pursuant to various agreements. On March 16, 1995, the Company sold an additional $25.0 million in Contracts to GECC for an aggregate total of $42.6 million sold to GECC. As of September 30, 1996, the Company had sold approximately

$100.1 million in Contracts to Sun Life, $42.1 million of which was sold in the form of "Aaa/AAA" rated securities, as discussed below. As of September 30, 1996, the unpaid balance of the Contracts sold to Sun Life was approximately $29.9 million and the unpaid balance of Contracts sold to GECC was approximately $13.1 million.

    Contract sales to GECC were in the form of whole loan sales. All of the Contracts sold to Sun Life have been in the form of asset-backed securities issued by grantor trusts to which a wholly-owned subsidiary of the Company has sold the Contracts. The first $58.1 million of the certificates sold to Sun Life were rated "A" by Duff & Phelps Credit Rating Co. The principal and interest due on the remaining $42.0 million of the certificates sold to Sun Life are guaranteed by Financial Security Assurance Inc. ("FSA"), and, as a result, such certificates were rated "Aaa" by Moody's Investors Service and "AAA" by Standard & Poor's Corporation.

    On June 23, 1994, the Company began using various investment banking firms to place its asset-backed securities issues. The certificates have been issued by grantor trusts to which a wholly owned subsidiary of the Company has sold the related Contracts. Through September 30, 1996, the Company had delivered approximately $516.9 million principal amount of Contracts (of which approximately $400.7 million was outstanding at September 30, 1996) to eleven grantor trusts pursuant to these arrangements. The principal and interest due on the certificates issued pursuant to these arrangements are guaranteed by FSA and, as a result, such certificates are rated "Aaa" by Moody's Investors Services and "AAA" by Standard & Poor's Corporation. Since June 1996, the Company has sold such "AAA"-rated certificates in public offerings pursuant to registration statements filed with the Securities and Exchange Commission.

    In connection with the sale of the Contracts, the Company is required to make certain representations and warranties, which generally duplicate the substance of the representations and warranties made by Dealers in connection with the Company's purchase of the Contracts. If the Company breaches any of its representations or warranties to a purchaser of the Contracts, the Company will be obligated to repurchase the Contract from such purchaser at a price equal to such purchaser's purchase price less the related cash securitization reserve and any payments received by such purchaser on the Contract. In most cases, the Company would then be entitled under the terms of its Dealer Agreement to require the selling Dealer to repurchase the Contract at a price equal to the Company's purchase price, less any payments made by the borrower. Subject to any recourse against Dealers, the Company will bear the risk of loss on repossession and resale of vehicles under Contracts repurchased by it.

    TERMS OF SERVICING AGREEMENTS. The Company currently services all Contracts sold and expects to service all Contracts that it purchases and sells in the future, whether structured as whole loan sales or sales of asset-backed securities. Pursuant to the Company's usual form of servicing agreement (the Company's servicing agreements are collectively referred to as the "Servicing Agreements"), the Company is obligated to service all Contracts sold to the investors or trusts in accordance with the Company's standard procedures. The Servicing Agreements generally provide that the Company will bear all costs and expenses incurred in connection with the management, administration and collection of the Contracts serviced. The Servicing Agreements also provide that the Company will take all actions necessary or reasonably requested by the investor to maintain perfection and priority of the investor's or the trust's security interest in the financed vehicles.

    Upon the sale of a portfolio of Contracts to an investor or a trust, the Company mails to borrowers monthly billing statements directing them to mail payments on the Contracts to a lock-box account. The Company engages an independent lock-box processing agent to retrieve and process payments received in the lock-box account. This results in a daily deposit to the investor's or the trust's bank account of the entire amount of each day's lock-box receipts and the simultaneous electronic data transfer to the Company of borrower payment data for posting to the Company's computerized records. Pursuant to the Servicing Agreements, the Company is required to deliver monthly reports to the investor or the trust reflecting all transaction activity with respect to the Contracts. The reports contain, among other information, a reconciliation of the change in the aggregate principal balance of the Contracts in the portfolio to the amounts deposited into the investor's or the trust's bank account as reflected in the daily reports of the lock-box processing agent.

    The Company is entitled under most of the Servicing Agreements to receive a base monthly servicing fee of 2.0% per annum computed as a percentage of the declining outstanding principal balance of each Contract in the portfolio that is not in default as of the beginning of the month. Each month, after payment of the Company's base monthly servicing fee and certain other fees, the investor receives the paid principal reduction of the Contracts in its portfolios and interest thereon at the Pass-Through Rate. If, in any month, collections on the Contracts are insufficient to pay such amounts and any principal reduction due to charge-offs, the shortfall is satisfied from the Spread Account established in connection with the sale of the portfolio. (If the Spread Account is not sufficient to satisfy a shortfall, then the investor or trust may suffer a loss to the extent that the shortfall exceeds the Spread Account.) If collections on the Contracts exceed such amounts, the excess is utilized, first, to build up or replenish the Spread Account to the extent required, next, to cover deficiencies in Spread Accounts for other portfolios, and the balance, if any, constitutes excess servicing fees, which are distributed to the Company. If, in any month, the Spread Account balance is in excess of that required under the commitment or the Servicing Agreements, the Company is entitled to receive such excess. The Servicing Agreements also provide that the Company is entitled to receive certain late fees collected from borrowers.

    Pursuant to the Servicing Agreements, the Company is generally required to charge off the balance of any Contract by the earlier of the end of the month in which the Contract becomes five scheduled installments past due or, in the case of repossessions, the month that the proceeds from the liquidation of the financed vehicle are received by the Company. In the case of a repossession, the amount of the charge-off is the difference between the outstanding principal balance of the defaulted Contract and the repossession sale proceeds. In the event collections on the Contracts are not sufficient to pay to the investor the entire principal balance of any Contracts charged off during the month, the Spread Account established in connection with the sale of the Contracts is reduced by the unpaid principal amount of such Contracts. Such amount would then have to be restored to the Spread Account from future collections on the Contracts remaining in the portfolio before the Company would again be entitled to excess servicing fees. In addition, the Company would not be entitled to receive any further base monthly servicing fees with respect to the defaulted Contracts. Subject to any recourse against the Company in the event of a breach of the Company's representations and warranties with respect to any Contracts and after any recourse to any FSA guarantees backing the certificates, the investor bears the risk of all charge-offs on the Contracts in excess of the Spread Account. However, the Company would experience a reduction of excess servicing fees in the event of greater than anticipated charge-offs or prepayments on Contracts sold and serviced by the Company.

    The Servicing Agreements are terminable by the investor in the event of certain defaults by the Company and under certain other circumstances.

SERVICING OF CONTRACTS

    GENERAL. The Company's servicing activities, both with respect to portfolios of Contracts sold by it and with respect to loans owned or originated by third parties, consist of collecting, accounting for and posting of all payments received; responding to borrower inquiries; taking all necessary action to maintain the security interest granted in the financed vehicle or other collateral; investigating delinquencies; communicating with the borrower to obtain timely payments; repossessing and reselling the collateral when necessary; and generally monitoring each Contract and any related collateral.

    COLLECTION PROCEDURES. The Company believes that its ability to monitor performance and collect payments owed from Sub-Prime Borrowers is primarily a function of its collection approach and support systems. The Company believes that if payment problems are identified early and the Company's collection staff works closely with borrowers to address these problems, it is possible to correct many of them before they deteriorate further. To this end, the Company utilizes pro-active collection procedures, which include making early and frequent contact with delinquent borrowers; educating borrowers as to the importance of maintaining good credit; and employing a consultative and customer service approach to assist the borrower in meeting his or her obligations, which includes attempting to identify the underlying causes of delinquency and cure them whenever possible. In support of its collection activities, the Company maintains a computerized collection system specifically designed to service automobile installment sale contracts with Sub-Prime Borrowers and similar consumer loan contracts. See "Business -- Management Information Systems."

    With the aid of its high penetration auto dialer, the Company typically attempts to make telephonic contact with delinquent borrowers on the sixth day after their monthly payment due date. Using coded instructions from a collection supervisor, the automatic dialer will attempt to contact borrowers based on their physical location, state of delinquency, size of balance or other parameters. If the automatic dialer obtains a "no-answer" or a busy signal, it records the attempt on the borrower's record and moves on to the next call. If a live voice answers the automatic dialer's call, the call is transferred to a waiting collector at the same time that the borrower's pertinent information is simultaneously displayed on the collector's workstation. The collector then inquires of the borrower the reason for the delinquency and when the Company can expect to receive the payment. The collector will attempt to get the borrower to make a promise for the delinquent payment for a time generally not to exceed one week from the date of the call. If the borrower makes such a promise, the account is routed to a pending queue and is not contacted until the outcome of the promise is known. If the payment is made by the promise date and the account is no longer delinquent, the account is routed out of the collection system. If the payment is not made, or if the payment is made, but the account remains delinquent, the account is returned to the automatic dialing queue for subsequent contacts.

    If a borrower fails to make or keep promises for payments, or if the borrower is uncooperative or attempts to evade contact or hide the vehicle, a supervisor will review the collection activity relating to the account to determine if repossession of the vehicle is warranted. Generally, such a decision will occur between the 45th and 90th day past the borrower's payment due date, but could occur sooner or later, depending on the specific circumstances.

    If a decision to repossess is made by a supervisor, such assignment is given to one of many licensed, bonded repossession agents used by the Company. When the vehicle is recovered, the repossession agent delivers it to a wholesale auto auction where it is kept until it is liquidated, usually within 30 days of the repossession. Liquidation proceeds are applied to the borrower's outstanding obligation under the Contract and the borrower is advised of his obligation to pay any deficiency balance that remains. The Company uses all practical means available to collect deficiency balances, including filing for judgments against borrowers where applicable.

    The goal of the Company's collection efforts under the Servicing Agreements is to minimize delinquencies, repossessions and charge-offs under the portfolios of Contracts serviced. If the situation so merits, the Company may extend or modify a Contract within parameters specified in the Servicing Agreement.

    The Company's excess servicing fees are impacted by the relative performance of the portfolios of Contracts it has sold to institutional investors. The tables below document the delinquency, repossession and net credit loss experience of all Contracts originated by the Company since its inception:

                              DELINQUENCY EXPERIENCE(1)


                                      SEPTEMBER 30, 1996             DECEMBER 31, 1995              MARCH 31, 1995
                                     -----------------------       -----------------------       -----------------------
                                      NUMBER                        NUMBER                        NUMBER
                                    OF LOANS         AMOUNT       OF LOANS         AMOUNT       OF LOANS         AMOUNT
                                    --------         ------       -----------------------       -----------------------
                                                                   (DOLLARS IN THOUSANDS)
Gross Servicing Portfolio. .          41,758       $535,737         27,113       $355,965         18,106       $247,642
Period of delinquency (2)
  31-60 days . . . . . . . .           1,526         18,473            909         11,520            298          3,865
  61-90 days . . . . . . . .             674          8,334            203          2,654             63            885
  91+ days . . . . . . . . .             380          4,873            272          3,899             87          1,370
Total delinquencies. . . . .           2,580         31,680          1,384         18,073            448          6,120
Amount in repossession (3) .           1,319         14,523            834         10,151            323          4,792
Total delinquencies and
 amount in repossession (2).           3,899         46,203          2,218         28,224            771         10,912
Delinquencies as a percent
 of gross Servicing Portfolio.           6.2%           5.9%           5.1%           5.1%           2.5% 2.5%
Total delinquencies and amount
 in repossession as a percent
 of gross Servicing Portfolio. . .       9.3%           8.6%           8.2%           7.9%           4.3% 4.4%


---------------
(1) All amounts and percentages are based on the full amount remaining to be repaid on each Contract, including, for Rule of 78s Contracts, any unearned finance charges. The information in the table represents the principal amount of all Contracts purchased (excluding Bulk Purchases not yet sold) by the Company, including Contracts subsequently sold by the Company which it continues to service.

(2) The Company considers a Contract delinquent when an obligor fails to make at least 90% of a contractually due payment by the following due date. The period of delinquency is based on the number of days payments are contractually past due. Contracts less than 31 days delinquent are not included.

(3) Amount in repossession represents financed vehicles which have been repossessed but not yet liquidated.

                             NET CHARGE-OFF EXPERIENCE(1)

                                       NINE MONTHS         NINE MONTHS      TRANSITION PERIOD       FISCAL YEAR
                                          ENDED               ENDED               ENDED                ENDED
                                    SEPTEMBER 30, 1996   SEPTEMBER 30, 1995   DECEMBER 31, 1995    MARCH 31, 1995
                                    ------------------   ------------------ -------------------    --------------
                                                                 (DOLLARS IN THOUSANDS)
Average Servicing Portfolio
 outstanding . . . . . . . . . . .       $365,055            $206,262            $221,926            $129,174
Net charge-offs as a percent of
 average Servicing Portfolio(3). .           5.0%                4.8%                4.8%                3.4%


---------------
(1) All amounts and percentages are based on the principal amount scheduled to be paid on each Contract. The information in the table represents all Contracts purchased by the Company including Contracts subsequently sold by the Company which it continues to service.

(2) The percentages set forth for the nine months ended September 30, 1996 and September 30, 1995, and the nine-month transition period ended December 31, 1995, are computed using annualized operating data which do not necessarily represent comparable data for a full twelve-month period.

(3) Net charge-offs include the remaining principal balance, after the application of the net proceeds from the liquidation of the vehicle (excluding accrued and unpaid interest). Post-liquidation amounts received on previously charged-off Contracts are applied to the period in which the related Contract was originally charged off. Excludes Bulk Purchases not yet sold and uninsured casualty losses.

MANAGEMENT INFORMATION SYSTEMS

    The Company maintains sophisticated data processing support and management information systems. To support its collection efforts, the Company utilizes Digital Systems International's Intelligent Dialing System-TM-, a high-penetration automatic dialer, in conjunction with the American
Management Systems' Computer Assisted Collection System software, which has been customized by the Company, and numerous accounting software programs.
All systems are operated at the Company's offices on an Advance System IBM AS/400 computer.

    The Company's high-penetration automatic dialer controls multiple telephone lines and automatically dials numbers from file records in accordance with programmed instructions established by management. If the dialer receives a busy signal or no answer, it will generally route the number for a subsequent re-call. The dialer has the ability to distinguish a pre-recorded voice and will leave the appropriate digitized human voice message on the borrower's answering machine. Generally, the dialer transfers the call to a collector only after it has determined that there is a live voice on the line. In most instances, this is accomplished so rapidly that the individual receiving the call is unaware that an automatic dialer has been used. The efficiency of the auto dialer allows the Company to place as many as 5,000 telephone calls per day.

    The high-penetration automatic dialer also monitors telephone activity and activates more telephone lines when connect rates are low or shuts down lines when connect rates are high. Once a live call is passed to a collector, all relevant account information, including one of 99 account status codes, automatically appears on the collector's video screen. The Company believes the capabilities of the automatic dialer reduce the likelihood that an account will remain delinquent for a prolonged period without appropriate follow-up.

    The Company's automation allows it to electronically sort and prioritize each collector's workload as well as to implement specific collection strategies. Moreover, the Company has adopted certain procedural controls designed to ensure that certain important decisions, such as ordering a repossession, initiating legal action or materially modifying an account, are automatically routed to a supervisor for review and approval.

    The Company believes that the capacity of its existing data processing support and management information systems is sufficient to allow the Company to substantially expand its business without significant additional capital expenditures.

COMPETITION

    The automobile financing business is highly competitive. The Company competes with a number of national, local and regional finance companies with operations similar to those of the Company. In addition, competitors or potential competitors include other types of financial services companies, such as commercial banks, savings and loan associations, leasing companies, credit unions providing retail loan financing and lease financing for new and used vehicles, and captive finance companies affiliated with major automobile manufacturers such as General Motors Acceptance Corporation, Ford Motor Credit Corporation, Chrysler Credit Corporation and Nissan Motors Acceptance Corporation. Many of the Company's competitors and potential competitors possess substantially greater financial, marketing, technical, personnel and other resources than the Company. Moreover, the Company's future profitability will be directly related to the availability and cost of its capital in relation to the availability and cost of capital to its competitors. The Company's competitors and potential competitors include far larger, more established companies that have access to capital markets for unsecured commercial paper and investment grade-rated debt instruments and to other funding sources which may be unavailable to the Company. Many of these companies also have long-standing relationships with Dealers and may provide other financing to dealers, including floor plan financing for the Dealers' purchase of automobiles from manufacturers, which is not offered by the Company.

    The Company believes that the principal competitive factors affecting a Dealer's decision to offer Contracts for sale to a particular financing source are the purchase price offered for the Contracts, the reasonableness of the financing source's underwriting guidelines and documentation requests, the predictability and timeliness of purchases and the financial stability of the funding source. The Company believes that it can obtain from Dealers sufficient Contracts for purchase at attractive prices by consistently applying reasonable underwriting criteria and making timely purchases of qualifying Contracts.

    The Company believes that it can compete effectively for the interest of institutional investors in purchasing Contracts acquired by the Company based upon the historical performance of portfolios of Contracts sold and serviced by it and its willingness to establish substantial Spread Accounts for the benefit of investors and to derive a portion of its revenues from excess servicing fees paid on a monthly basis rather than up-front fees paid at the time of sale of the Contracts.

MARKETING

    The Company establishes relationships with Dealers through Company representatives that contact a prospective Dealer to explain the Company's Contract purchases and thereafter provide Dealer training and support services. As of September 30, 1996, the Company had 50 representatives, 23 of whom are employees and 27 of whom are independent. The independent representatives are contractually obligated to represent the Company's financing program exclusively. The Company's representatives present the Dealer with a marketing package, which includes the Company's promotional material containing the current discount rate offered by the Company for the purchase of Contracts, a copy of the Company's standard-form Dealer Agreement, examples of monthly reports and required documentation relating to Contracts, but they have no authority relating to the decision to purchase Contracts from Dealers. The Company's acceptance of a Dealer is subject to its analysis of, among other things, the Dealer's operating history.

    The Company has not actively advertised its automobile financing or third-party loan servicing businesses, although it may do so selectively in the future.

GOVERNMENT REGULATION

    The Company intends to obtain and maintain all licenses necessary to the lawful conduct of its business and operations. The Company is not licensed to make loans directly to borrowers.

    Several federal and state consumer protection laws, including the Federal Truth-In-Lending Act, the Federal Equal Credit Opportunity Act, the Federal Fair Debt Collection Practices Act and the Federal Trade Commission Act, regulate the extension of credit in consumer credit transactions. These laws mandate certain disclosures with respect to finance charges on Contracts and impose certain other restrictions on Dealers. In addition, laws in a number of states impose limitations on the amount of finance charges that may be charged by Dealers on credit sales. The so-called Lemon Laws enacted by the federal government and various states provide certain rights to purchasers with respect to motor vehicles that fail to satisfy express warranties. The application of Lemon Laws or violation of such other federal and state laws may give rise to a claim or defense of a borrower against a Dealer and its assignees, including the Company and purchasers of Contracts from the Company. The Dealer Agreement contains representations by the Dealer that, as of the date of assignment of Contracts, no such claims or defenses have been asserted or threatened with respect to the Contracts and that all requirements of such federal and state laws have been complied with in all material respects. Although a Dealer would be obligated to repurchase Contracts that involve a breach of such warranty, there can be no assurance that the Dealer will have the financial resources to satisfy its repurchase obligations to the Company. Certain of these laws also regulate the Company's servicing activities, including its methods of collection.

    Although the Company believes that it is currently in compliance with applicable statutes and regulations, there can be no assurance that the Company will be able to maintain such compliance. The failure to comply with such statutes and regulations could have a material adverse effect upon the Company. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations or the expansion of the Company's business into jurisdictions that have adopted more stringent regulatory requirements than those in which the Company currently conducts business could have a material adverse effect upon the Company. In addition, due to the consumer-oriented nature of the industry in which the Company operates and the application of certain laws and regulations, industry participants are regularly named as defendants in litigation involving alleged violations of federal and state laws and regulations and consumer law torts, including fraud. Many of these actions involve alleged violations of consumer protection laws. Although the Company is not involved in any material litigation, a significant judgment against the Company or within the industry in connection with any such litigation could have a material adverse effect on the Company's financial condition and results of operations.

    Upon the purchase of Contracts by the Company, the original Contracts and related title documents for the financed vehicles are delivered by the selling Dealers to the Company. Upon the sale of each portfolio of Contracts by the Company, a financing statement is filed under the Uniform Commercial Code as adopted in the applicable state (the "UCC") to perfect and give notice of the purchaser's security interest in the Contracts.

    The Dealer Agreement and related assignment contain representations and warranties by the Dealer that an application for state registration of each financed vehicle, naming the Company as secured party with respect to the vehicle, was effected at the time of sale of the related Contract to the Company, and that all necessary steps have been taken to obtain a perfected first priority security interest in each financed vehicle in favor of the Company under the laws of the state in which the financed vehicle is registered. If a Dealer or the Company, because of clerical error or otherwise, has failed to take such action in a timely manner, or to maintain such interest with respect to a financed vehicle, neither the Company nor any purchaser of the related Contract from the Company would have a perfected security interest in the financed vehicle and its security interest may be subordinate to the interest of, among others, subsequent purchasers of the financed vehicle, holders of perfected security interests and a trustee in bankruptcy of the borrower. The security interest of the Company or the purchaser of a Contract may also be subordinate to the interests of third parties if the interest is not perfected due to administrative error by state recording officials. Moreover, fraud or forgery by the borrower could render a Contract unenforceable against third parties. In such events, the Company could be required by the purchaser to repurchase the Contract. In the event the Company is required to repurchase a Contract, it will generally have recourse against the Dealer from which it purchased the Contract. This recourse will be unsecured except for a lien on the vehicle covered by the Contract, and there can be no assurance that any Dealer will have the financial resources to satisfy its repurchase obligations to the Company. Subject to any recourse against Dealers, the Company will bear any loss on repossession and resale of vehicles financed under Contracts repurchased by it from investors.

    Under the laws of many states, liens for storage and repairs performed on a vehicle and for unpaid taxes take priority over a perfected security interest in the vehicle. Pursuant to its securitization purchase commitments, the Company generally warrants that, to the best of the Company's knowledge, no such liens or claims are pending or threatened with respect to a financed vehicle, which may be or become prior to or equal with the lien of the related Contracts. In the event that any of the Company's representations or warranties proves to be incorrect, the trust or the investor would be entitled to require the Company to repurchase the Contract relating to such financed vehicle.

    The Company, on behalf of purchasers of Contracts, may take action to enforce the security interest in financed vehicles with respect to any related Contracts in default by repossession and resale of the financed vehicles. The UCC and other state laws regulate repossession sales by requiring that the secured party provide the borrower with reasonable notice of the date, time and place of any public sale of the collateral, the date after which any private sale of the collateral may be held and of the borrower's right to redeem the financed vehicle prior to any such sale and by providing that any such sale be conducted in a commercially reasonable manner. Financed vehicles repossessed generally are resold by the Company through unaffiliated wholesale automobile networks or auctions, which are attended principally by used car dealers.

    In the event of a repossession and resale of a financed vehicle, after payment of outstanding liens for storage, repairs and unpaid taxes, to the extent those liens take priority over the Company's security interest, and after payment of the reasonable costs of retaking, holding and selling the vehicle, the secured party would be entitled to be paid the full outstanding balance of the Contract out of the sale proceeds before payments are made to the holders of junior security interests in the financed vehicles, to unsecured creditors of the borrower, or, thereafter, to the borrower. Under the UCC and other laws applicable in most states (including California), a creditor is entitled to obtain a deficiency judgment from a borrower for any deficiency on repossession and resale of the motor vehicle securing the unpaid balance of such borrower's Contract. However, some states impose prohibitions or limitations on deficiency judgments. If a deficiency judgment were granted, the judgment would be a personal judgment against the borrower for the shortfall, and a defaulting borrower may often have very little capital or few sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment against a borrower or, if one is obtained, it may be settled at a significant discount.

PROPERTY

    The Company's headquarters are located in Irvine, California, where it leases approximately 51,400 square feet of general office space from an unaffiliated lessor. The annual rent is $524,596 through the year 2000, the final year of the lease. In addition, the Company pays the property taxes, maintenance and other common area expenses of the premises, currently at the approximate annual rate of $98,000. All such amounts are payable monthly. The Company has an option to extend the lease for an additional five years upon terms substantially similar to those of the existing lease.

    The Company plans to establish a branch facility in Chesapeake, Virginia. The Company has agreed to lease approximately 18,600 square feet of general office space in Chesapeake at an initial annual rent of $260,666, increasing to $333,652 over a ten-year term. In addition, the Company is in discussions with its current landlord in California regarding a lease of a larger headquarters location or of additional space. Although the terms of any such lease have not been fixed as yet, the Company believes that adequate facilities are available.

EMPLOYEES

    As of September 30, 1996, the Company had 286 full-time and 3 part-time employees, of whom 10 are management personnel, 89 are collections personnel, 104 are Contract origination personnel, 33 are marketing representatives, 46 are operations personnel, and 7 are accounting personnel. The Company believes that its relations with its employees are good. The Company is not a party to any collective bargaining agreement.

LEGAL PROCEEDINGS

    As of the date of this Prospectus, the Company was not involved in any material litigation in which it is the defendant. The Company regularly initiates legal proceedings as a plaintiff in connection with its routine collection activities.

                                      MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The current directors and executive officers of the Company are as follows:

      Name             Age                  Position
     ----              ---                  --------
Charles E. Bradley, Sr. 67   Chairman of the Board of Directors
Charles E. Bradley, Jr. 37   President, Chief Executive Officer, and Director
William B. Roberts      59   Director
John G. Poole           54   Vice Chairman of the Board of Directors
Robert A. Simms         58   Director
Thomas L. Chrystie      63   Director
Jeffrey P. Fritz        37   Senior Vice President - Chief Financial Officer
                             and Secretary
William L. Brummund, Jr.     43   Senior Vice President - Systems Administration
Nicholas P. Brockman    51   Senior Vice President - Asset Recovery &
                             Liquidation
Richard P. Trotter      53   Senior Vice President - Contract Origination
Curtis K. Powell        39   Senior Vice President - Marketing
Mark A. Creatura        37   Senior Vice President - General Counsel

    CHARLES E. BRADLEY, SR. has been the Chairman of the Board of the Company since its formation in March 1991. Mr. Bradley is one of the founders of Stanwich Partners, Inc. ("Stanwich"), a Connecticut investment firm which acquires controlling interests in companies in conjunction with the existing operating management of such companies, and has been President, a director and a shareholder of that company since its formation in 1982. He is also President and director of Reunion Industries, Inc., a publicly held company which manufactures precision plastic products and provides engineered plastics services. Mr. Bradley also served as President and a director of CPS Holdings, Inc., the Company's former parent corporation, from August 1989 until its merger into the Company in December 1995. He currently is a director of DeVlieg-Bullard, Inc., Chatwins Group, Inc., Texon Energy Corp., General Housewares Corp., NAB Asset Corporation (38% of whose outstanding shares of voting stock are held by the Company), Zydeco Exploration, Inc., Sanitas, Inc. and Triangle Corporation, all of which are publicly-held corporations or are required to file periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934. Mr. Bradley is the father of Charles E. Bradley, Jr.

    CHARLES E. BRADLEY, JR. has been the President and a director of the
Company since its formation in March 1991. In January 1992, Mr. Bradley was appointed Chief Executive Officer of the Company. From March 1991 until December 1995 he served as Vice President and a director of CPS Holdings, Inc. From April 1989 to November 1990, he served as Chief Operating Officer of Barnard and Company, a private investment firm. From September 1987 to March 1989, Mr. Bradley, Jr. was an associate of The Harding Group, a private investment banking firm. Mr. Bradley, Jr. is currently serving as a director of NAB Asset Corporation, Chatwins Group, Inc., Texon Energy Corporation, Thomas Nix
Distributor, Inc., and CARS USA.    Charles E. Bradley, Sr. is his father.

    WILLIAM B. ROBERTS has been a director of the Company since its formation in March 1991. Since 1981, he has been the President of Monmouth Capital Corp., an investment firm which specializes in management buyouts. Mr. Roberts serves on the board of directors of Atlantic City Racing Association, a publicly-held corporation, which owns and operates a race track.

    JOHN G. POOLE has been a director of the Company since November 1993 and its Vice Chairman since January 1996. He was a co-founder of Stanwich in 1982 and has been a director, vice president and shareholder of that company since its formation. Mr. Poole is a director of Reunion Industries, Inc., Sanitas, Inc. and Chatwins Group, Inc. Mr. Poole served as a director and Vice President of CPS Holdings, Inc. from 1993 to 1995.

         ROBERT A. SIMMS has been a director of the Company since April 1995.
He has been the Chairman and Chief Executive Officer of Simms Capital Management, Inc. since 1984. He is also a director of New York Bancorp, The Halecrest Company, Arrhythmia Research Technology, Inc. and the National Football Foundation and Hall of Fame. Mr. Simms also serves on the Board of Overseers of Rutgers University and was formerly a partner in Bear Stearns & Co.

    THOMAS L. CHRYSTIE has been a director of the Company since April 1995. He has been self-employed as an investor since 1988. His previous experience includes 33 years at Merrill Lynch & Co. in various capacities including heading Merrill Lynch's investment banking, capital markets and merchant banking activities. In addition, he served as Merrill Lynch & Co.'s Chief Financial Officer. He is also a director of Titanium Industries, Eonyx Corporation and Wyoming Properties.

    JEFFREY P. FRITZ has been Senior Vice President - Chief Financial Officer and Secretary of the Company since March 1991. From December 1988 to March 1991, Mr. Fritz was Vice President and Chief Financial Officer of Far Western Bank. From 1985 to December 1988, Mr. Fritz was a management consultant for Price Waterhouse in St. Louis, Missouri.

    WILLIAM L. BRUMMUND, JR. has been Senior Vice President - Systems Administration since March 1991. From 1986 to March 1991, Mr. Brummund was Vice President and Systems Administrator for Far Western Bank.

    NICHOLAS P. BROCKMAN has been Senior Vice President - Asset Recovery & Liquidation since January 1996. He was Senior Vice President of Contract Originations from April 1991 to January 1996. From 1986 to March 1991, Mr. Brockman served as a Vice President and Branch Manager of Far Western Bank.

    RICHARD P. TROTTER has been Senior Vice President-Contract Origination since January 1995. He was Senior Vice President of Administration from April 1995 to December 1995. From January 1994 to April 1995 he was Senior Vice President-Marketing of the Company. From December 1992 to January 1994, Mr. Trotter was Executive Vice President of Lange Financial Corporation, Newport Beach, California. From May 1992 to December 1992, he was Executive Director of Fabozzi, Prenovost & Normandin, Santa Ana, California. From December 1990 to May 1992 he was President/Chief Operating Officer of R. Thomas Ashley, Newport Beach, California. From April 1984 to December 1990, he was President/Chief Executive Officer of Far Western Bank, Tustin, California.

    CURTIS K. POWELL has been Senior Vice President - Marketing of the Company since April 1995. He Joined the Company in January 1993 as an independent marketing representative until being appointed Regional Vice President of Marketing for Southern California in November 1994. From June 1985 through January 1993, Mr. Powell was in the retail automobile sales and leasing business.

    MARK A. CREATURA has been Senior Vice President - General Counsel since October 1996. From October 1993 through October 1996, he was Vice President and General Counsel at Urethane Technologies, Inc., a polyurethane chemicals formulator. Mr. Creatura was previously engaged in the private practice of law with the Los Angeles law firm of Troy & Gould Professional Corporation, from October 1985 through October 1993.

    The Board of Directors has established an Audit Committee and Compensation and Stock Option Committee. The members of the Audit Committee are Robert A. Simms, Thomas L. Chrystie and William B. Roberts. The Audit Committee is empowered by the Board of Directors to review the financial books and records of the Company in consultation with the Company's accounting and auditing staff and its independent auditors and to review with the accounting staff and independent auditors any questions raised with respect to accounting and auditing policy and procedure.

    The members of the Compensation and Stock Option Committee are Robert A. Simms, Thomas L. Chrystie and William B. Roberts. This Committee makes recommendations to the Board of Directors as to general levels of compensation for all employees of the Company, the annual salary of each of the executive officers of the Company, authorizes the grants options to employees under the Company's 1991 Stock Option Plan, and reviews and approves compensation and benefit plans of the Company.

                                 CERTAIN TRANSACTIONS

    On January 3, 1996, the Company and Stanwich (an affiliate of the Company) entered into an agreement pursuant to which Stanwich provides consulting services on a non-exclusive basis for a three year period ended December 31, 1998 for fee of $75,000 per year.

    The Company has purchased 80% of the outstanding stock of Stanwich Leasing, Inc. ("SLI") from Charles E. Bradley, Sr., Chairman of the Board of Directors and a principal stockholder, and John G. Poole, a director of the Company, for a purchase price of $100,000. The transaction was considered and approved by the independent members of the Board of Directors of the Company, namely Messrs. Chrystie, Roberts and Simms.

    The agreements and arrangements described above were not entered into between parties negotiating or dealing on an arm's length basis, but were entered into by the Company with the parties who personally benefited from such transactions and who had a control or fiduciary relationship with the Company.

PRINCIPAL SHAREHOLDERS

    The following table sets forth the number and percentage of shares of Common Stock owned beneficially as of January 1, 1997: (i) by each person known to the Company to own more than 5% of the outstanding Common Stock, (ii) by each director and executive officer of the Company, and (iii) by all directors and officers of the Company as a group.

    Except as otherwise indicated, and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with respect to the shares shown as beneficially owned by such persons. The address of Messrs. Bradley, Jr., Brockman, Fritz, Brummund, Trotter, Powell and Creatura is c/o Consumer Portfolio Services, Inc., 2 Ada, Irvine, CA 92618.




                                                              Amount & Nature of
         Name & Address of                                   Beneficial Ownership   Percent of
         Beneficial Owner                                            (1)               Class
       ---------------------                                 --------------------   ----------
Charles E. Bradley, Sr.
c/o Stanwich Partners, Inc., 62 Southfield Avenue,
Stamford, CT  06902                                              2,895,137  (2)         19.5%

William B. Roberts
Monmouth Capital Corp., 126 East 56th Street, 12th Floor
New York, NY 10022                                               1,233,982               8.5%

John G. Poole
c/o Stanwich Partners, Inc., 62 Southfield Avenue,
Stamford, CT 06902                                                294,360   (3)          2.1%

Thomas L. Chrystie,
P.O. Box 640, Wilson, WY  83014                                     60,000  (4)        *

Robert A. Simms,   55 Railroad Ave., Plaza Suite
Greenwich, CT  06830                                               217,144  (5)          1.5%

Charles E. Bradley, Jr.                                          1,572,920  (6)         10.8%

Nicholas P. Brockman                                                72,200             *

Jeffrey P. Fritz                                                    72,200             *

William L. Brummund, Jr.                                            71,200             *

Richard P. Trotter                                                  56,198             *

Curtis K. Powell                                                    19,300             *

Mark A. Creatura                                                     8,000             *

All officers and directors as a group (sixteen  persons)         6,038,121  (7)         38.7%

Sun Life Insurance Company of America
One Sun America Center, Los Angeles, CA  90067                   1,013,332               7.1%

Robert T. Gilhuly and Kimball J. Bradley, Trustees
c/o Cummings & Lockwood
Two Greenwich Plaza, Box 2505, Greenwich, CT 06830               1,058,818  (8)          7.4%


---------------
*  Less than 1%
(1) Includes the following shares which are not currently outstanding but which the named individuals have the right to acquire currently or within 60 days of January 1, 1997 upon exercise of options: Charles E. Bradley, Sr. - 600,000 shares; William B. Roberts - 200,000 shares; Thomas L. Chrystie - 20,000 shares;

    Robert A. Simms - 20,000 shares; Charles E. Bradley, Jr. - 267,640 shares; Jeffrey P. Fritz - 52,200 shares; William L. Brummund, Jr. - 31,200 shares; Richard P. Trotter - 35,686 shares; Curtis K. Powell - 19,300 shares; Mark
    A. Creatura - 8,000 shares; and all directors and officers as a group (16 persons) - 1,292,706 shares. The shares described in this note are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by such persons individually and by the group, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person.

(2) Includes 207,490 shares owned by the named person's spouse as to which he has no voting or investment power; and 600,000 shares that Mr. Bradley, Jr., has the presently exercisable right to acquire from Mr. Bradley, Sr.

(3) Includes 2,000 shares held by Mr. Poole as custodian for his children.

(4) Includes 40,000 shares held by the Thomas L. Chrystie Living Trust.

(5) Includes 16,944 shares owned by Mr. Simms' spouse as to which he has no voting or investment power.

(6) Includes 211,738 shares held by a trust of which Mr. Bradley is the beneficiary, as to which he has no voting or investment power. Also includes 600,000 shares that Mr. Bradley, Jr. has the presently exercisable right to acquire from Mr. Bradley, Sr.

(7) Includes an aggregate of 1,347,818 shares which are not currently outstanding, but which may be acquired by officers and directors of the company within 60 days of January 1, 1997.

(8) These shares are held in trusts of which the beneficiaries are Charles E. Bradley, Sr.'s adult children, including, among others, Charles E. Bradley, Jr., (as to 211,738 shares) and Kimball J. Bradley (as to 211,802 shares).

                               DESCRIPTION OF THE NOTES

    THE NOTES WILL BE ISSUED UNDER AN INDENTURE BETWEEN THE COMPANY AND BANKERS TRUST COMPANY, AS TRUSTEE (THE "TRUSTEE"), THE FORM OF WHICH HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.
THE INDENTURE IS SUBJECT TO AND IS GOVERNED BY THE TRUST INDENTURE ACT OF 1939, AS AMENDED (THE "TRUST INDENTURE ACT"). THE FOLLOWING STATEMENTS, UNLESS THE CONTEXT OTHERWISE REQUIRES, ARE SUMMARIES OF THE SUBSTANCE OR GENERAL EFFECT OF CERTAIN PROVISIONS OF THE INDENTURE, DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO, AND QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, THE INDENTURE, INCLUDING THE DEFINITIONS OF CERTAIN TERMS IN THE INDENTURE AND THOSE TERMS MADE A PART OF THE INDENTURE BY THE TRUST INDENTURE ACT. WHEREVER PARTICULAR PROVISIONS AND DEFINITIONS CONTAINED IN THE INDENTURE ARE REFERRED TO, SUCH PROVISIONS AND DEFINITIONS ARE INCORPORATED BY REFERENCE AS PART OF THE STATEMENTS MADE, AND THE STATEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY THOSE REFERENCES. ARTICLE AND SECTION REFERENCES ARE TO ARTICLES AND SECTIONS OF THE INDENTURE. UNLESS OTHERWISE DEFINED HEREIN, CAPITALIZED TERMS HAVE THE SAME MEANINGS AS DEFINED IN THE INDENTURE. FOR DEFINITIONS OF CERTAIN TERMS USED IN THIS SECTION, SEE "-- CERTAIN DEFINITIONS" BELOW.

GENERAL

    The Notes will be general, unsecured obligations of the Company and will be limited to $35,000,000 aggregate principal amount, plus up to an additional $5,250,000 aggregate principal amount if the Underwriters' over-allotment option is exercised in full. The Notes will be subordinated to all existing and future Senior Indebtedness of the Company as described under "Subordination" below. At September 30, 1996, there was approximately $9.8 million of Senior Indebtedness outstanding. The Notes will mature on April _____, 2004, unless redeemed earlier (i) at the option of the Company or (ii) at the option of Holders following the occurrence of a Special Redemption Event. See "-- Redemption at Option of the Company" and "-- Holders' Right to Redemption After Special Redemption Event."

    Interest on the Notes will be payable on the final day of each month commencing __________, 1997 (each on Interest Payment Date) to the person who is the Holder as of the close of business on the seventh day of the month (whether or not a Business Day) immediately preceding an Interest Payment Date. Interest will accrue, at the rate per annum stated on the cover page of this Prospectus, from and including each Interest Payment Date (or, in the case of the first Interest Payment Date, from the date of issuance) to but excluding the next Interest Payment Date. In the event an Interest Payment Date falls on a day other than a Business Day, interest will be paid on the next succeeding Business Day and no interest on such payment shall accrue for the period from and after such Interest Payment Date to such next succeeding Business Day. The amount of interest payable on each Interest Payment Date will be computed on the basis of a 360-day year consisting of twelve 30-day months. (Sections 301, 307, 308, 310 and Supplement Sections 1.4 and 1.5) Principal and interest will be payable at an office or agency to be maintained by the Company in __________, ___________. (Sections 301, 307, 1002 and Supplement Section 1.3)

    The Company will issue the Notes in denominations of $1,000 and integral multiples thereof. (Section 302) The Notes will be initially issued only in fully registered book-entry form with The Depository Trust Company, as the book-entry depositary (the "Depositary"). Except as described in this Prospectus or in the Indenture, the Notes will not be issuable in definitive certificated form to any person other than the Depositary or its nominees (Article 2 and Supplement 1.3). See "-- Book-Entry System."

    The Company will furnish to Holders annual reports containing financial statements of the Company audited by independent certified public accountants. (Section 704)

CONVERSION RIGHTS

    At maturity or upon the exercise by the Company of an optional redemption, each Holder of Notes will have the right to convert into Common Stock 25% of the aggregate principal amount of the Notes held by such Holder and if a Special Redemption Event occurs, each Holder who elects to require the redemption of its Notes will have the right to convert into Common Stock 25% of the principal amount of its Notes. Accordingly, 25% of each Note when subject to conversion will be convertible into Common Stock, at the conversion price of $______ per share (equivalent to approximately ______ shares of Common Stock for each $250 portion of each $1,000 principal amount of Notes) provided that such price may be adjusted from time to time as provided in the
Indenture.   The right to convert a Note called for redemption or delivered for repurchase pursuant to a Special Redemption Event will terminate at the close of business on the second Business Day next preceding the redemption date for such Note (unless the Company shall default in making the redemption payment when due, in which case the conversion right shall terminate at the close of business on the date such default is cured or such Note is redeemed). Holders of the Notes will have the right to convert Notes called for redemption until terminated in accordance with the preceding sentence. (Supplement Sections 1.9 and 1.10)

    The conversion price will be subject to adjustment in certain events, including (i) dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company, (ii) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at less than the then-current market price (as determined in accordance with the Notes) unless holders of Notes are entitled to receive the same upon conversion, (iii) subdivisions, combinations and reclassifications of Common Stock and (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company or assets (including securities, but excluding not only those rights, options, warrants, but also dividends and distributions referred to above, dividends and distributions paid in cash out of the retained earnings of the Company). In addition to the foregoing adjustments, in case the Company shall subdivide its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the conversion price in effect immediately prior to such combination shall be proportionately increased. In addition, if any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall result in the holders of Common stock being entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then provision is to be made whereby the Holders shall have the right to purchase and receive such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for such Common Stock. Adjustments in the conversion price of less than $0.25 per share will not be required, but any adjustment that would otherwise be required to be made will be taken into account in the computation of any subsequent adjustment. Fractional shares of Common Stock are not to be issued or delivered upon conversion, but, in lieu thereof, a cash adjustment will be paid based upon the then-current market price of Common Stock. (Supplement Sections 1.11 and 1.12)

    Subject to the foregoing, no payments or adjustments will be made upon conversion on account of accrued interest on the Notes or for any dividends or distributions on any shares of Common Stock delivered upon such conversion.

    Conversion price adjustments or omissions in making such adjustments may, under certain circumstances, be deemed to be distributions that could be taxable as dividends under the Code to holders of Notes or of Common Stock.

    In the event that the Company should merge with another company, become a party to a consolidation or sell or transfer all or substantially all of its assets to another company, each Note then outstanding would, without the consent of any Holder of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the merger, consolidation or transfer by a holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to such merger, consolidation or transfer. Such a transaction, or the securities, cash or other property received in such a transaction, could result in United States federal taxes being imposed on the Holder of a Note at a time or in a manner not anticipated at the time such Note was purchased by such Holder.

REDEMPTION AT OPTION OF THE COMPANY

    The Notes may not be redeemed at the Company's option prior to April ___, 2000. The Notes are subject to redemption at the option of the Company, in whole but not in part, at any time, upon not less than 30 nor more than 90 days' notice mailed to the person in whose name the Note is registered, commencing on April ___, 2000 at the redemption price of 100% of the principal amount of the Notes. The redemption price will be paid with interest accrued to and including the date fixed for redemption. After the redemption date, interest will cease to accrue on the Notes. (Article 11 and Supplement Section 1.6)

HOLDERS' RIGHT TO REDEMPTION AFTER SPECIAL REDEMPTION EVENT

    In the event of any Special Redemption Event, each Holder will have the right, at such Holder's option and subject to the terms and conditions, of the Indenture, to require the Company to redeem such Holder's Notes, in whole, but not in part, on the date that is 75 days after the occurrence of the Special Redemption Event at a price equal to 100% of the principal amount thereof, plus interest accrued to and including the date of redemption. Neither the Board of Directors of the Company nor the Trustee will have the ability to waive the Company's obligation to redeem a Holder's Notes upon request in the event of a Special Redemption Event. (Section 1303 and Supplement Section 1.7)

    If a Special Redemption Event occurs, the Company is obligated to provide promptly, but in any event within three Business Days after expiration of a 40-day period following the occurrence of such event, notice to the Trustee, who shall promptly (within five days after receipt of notice from the Company) notify all Holders of the Special Redemption Event, which notice shall state among other things, (i) the occurrence of such Special Redemption Event, (ii) the date before which a Holder must notify the Trustee of such Holder's intention to exercise the redemption option (which date shall be no more than three Business Days prior to the date of redemption) and (iii) the procedure such Holder must follow to exercise such right. To exercise such right, the Holder must deliver to the Trustee on or before the close of business on the date of redemption, written notice of such Holder's redemption election and the Note(s) to be redeemed free of liens or encumbrances. (Section 1303)

    The definition of "Special Redemption Event" is forth herein under the caption "Description of the Notes -- Certain Definitions."

    Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder to require the Company to redeem such Notes as a result of a conveyance, transfer or lease of less than all of the assets of the Company to another person may be uncertain.

    Except as described above with respect to a Special Redemption Event, the Indenture does not contain any other provisions that permit the Holders to require that the Company redeem the Notes in the event of a takeover or similar transaction. Moreover, a recapitalization of the Company or a transaction entered into by the Company with management or their affiliates would not necessarily be included within the definition of a "Special Redemption Event." Accordingly, while such definition covers a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture does not afford the Holders protection in all circumstances from highly leveraged transactions, reorganizations, restructurings, mergers or similar transactions involving the Company that may adversely affect Holders.

    The Special Redemption Event redemption feature of the Notes may, in certain circumstances, make more difficult or discourage a takeover of the company and thus removal of incumbent management. The Special Redemption Event redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company or part of a plan by management to adopt a series of antitakeover provisions. Rather, the terms of the Special Redemption Event redemption feature are a result of negotiations between the Company and the Underwriters.

    To the extent that the right of redemption by a Holder in the event of a Special Redemption Event constitutes a tender offer under Section 14(d) of the Exchange Act and the rules promulgated thereunder, the

Company will comply with all applicable tender offer rules.

SUBORDINATION

    The Notes will be subordinated, in the manner and to the extent set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Company. (Article Fourteen)

    From and after the receipt by the Trustee of a written notice (a "Default Notice") from the holder or holders of not less than 51% in principal amount of the outstanding Senior Indebtness specifying that any payment default under any Senior Indebtness has occurred (a "Senior Event of Default"), the Company may not make any principal payments to the holders of the Notes and neither the Trustee nor the holders of not less than 25% in principal amount of the outstanding notes may accelerate the maturity of the Notes until (i) such Senior Event of Default is cured, (ii) such Senior Event of Default is waived by the holders of such Senior Indebtness, or (iii) the expiration of 180 days after the date the Default Notice is received by the Trustee, if the maturity of such Senior Indebtness has not been accelerated at such time.

    Upon payment in full of the Senior Indebtness, payment of principal may be made to the holders of the Notes.

    Upon a distribution of assets, dissolution, winding up, liquidation or reorganization of the Company, upon an assignment for the benefit of creditors, or if the principal of the Notes has been declared due and payable and such declaration has not been rescinded or annulled, then in any such instance all Senior Indebtedness must be repaid in full before any payment of principal of interest on the Notes can be made. Any subordination will not prevent the occurrence of an Event of Default under the Indenture. See "-- Events of Default; Notice and Waiver."

    As stated above, by reason of the subordination of the Notes, in the event of liquidation of the Company, the Holders of the Notes will not receive payment until the holders of Senior Indebtedness have been satisfied. Also, by reason of the subordination provisions, the Holders of the Notes may receive payments less ratably than other creditors of the Company. As of September 30, 1996, the Company had $9.8 million of outstanding Senior Indebtedness. Substantial additional Senior Indebtedness may be issued or incurred in the future, subject only to certain limitations on Indebtedness for Money Borrowed. See "-- Limitations on Additional Indebtedness."

LIMITATIONS ON ADDITIONAL INDEBTEDNESS

    The Indenture provides that the Company will not, nor will it permit any Subsidiary to, create, incur, assume, guarantee or be liable with respect to any Indebtedness for Money Borrowed (other than Subordinated Indebtedness and [Nonrecourse Indebtedness]) if, immediately after giving effect thereto (including the retirement of any existing indebtedness from the proceeds of such additional Indebtedness for Money Borrowed), the aggregate amount of Indebtedness for Money Borrowed outstanding would exceed six times the sum of the Company's Consolidated Net Worth plus Subordinated Indebtedness and [Nonrecourse Indebtedness]. For purposes of the limitation on additional indebtedness set forth in this paragraph, Indebtedness for Borrowed Money shall not include the "Warehouse Indebtedness," and in calculating the Consolidated Net Worth, the Warehouse Indebtedness shall not be included as a liability. (Sections 101 and 1008) At September 30, 1996, the Company's Consolidated Net Worth was $52.3 million and Indebtedness for Money Borrowed other than Subordinated Indebtedness was $9.8 million and $20 million of Subordinated Indebtedness was outstanding.

    The Indenture provides that the Company will not, nor will it permit any Subsidiary to, create, incur, assume, guarantee or be liable with respect to any Subordinated Indebtedness, if immediately after giving effect thereto (including the retirement of any existing indebtedness from the proceeds of such Subordinated Indebtedness), the aggregate amount of Subordinated Indebtedness outstanding would exceed the Company's Consolidated Net Worth. (Section 1009)

LIMITATION ON RANKING OF FUTURE INDEBTEDNESS

    The Indenture provides that the Company may not, directly or indirectly, incur, create, assume or guarantee any Indebtedness for Money Borrowed which is not Senior Indebtedness other than Subordinated Indebtedness that is PARI PASSU or subordinate in right of payment to the Notes). (Section 1014)

LIMITATION ON RESTRICTED PAYMENTS

    The Indenture provides that the Company shall not (i) declare or pay any dividend, either in cash or property, on any shares of its capital stock (except dividends or other distributions payable solely in shares of capital stock of the Company or warrants, options or other rights solely to acquire capital stock of the Company) or (ii) purchase, redeem or retire any shares of its capital stock or any warrants, rights or options to purchase or acquire any shares of its capital stock (except from employees in connection with the termination of their employment) or (iii) make any other payment or distribution, either directly or indirectly through any Subsidiary, in respect of its capital stock (such dividends, purchases, redemptions, retirements, payments and distributions being herein collectively called "Restricted Payments") if, after giving effect thereto,

    (1)  an Event of Default would have occurred; or

    (2) (A) the sum of (i) such Restricted Payment plus (ii) the aggregate amount of all Restricted Payments made during the period after September 30, 1996 would exceed (B) the sum of (i) $_____ million plus (ii) 50% of Consolidated Net Income for the period commencing September 30, 1996 and ending on the date of payment of such Restricted Payment, treated as one accounting period plus (iii) 100% of the cumulative cash and non-cash proceeds received by the Company from contributions to capital or the issuance or sale after [September 30, 1996] of capital stock of the Company or of any warrants, rights or other options to purchase or acquire its capital stock.

    Notwithstanding the foregoing, the Company may make a previously declared Restricted Payment if at the date of the declaration, such Restricted Payment would have been permitted under this covenant. For purposes of this covenant, the amount of any Restricted Payment payable in property shall be deemed to be the fair market value of such property as determined by the Board of Directors of the Company. (Section 1007)

RESTRICTIONS ON SUBSIDIARIES

    The Indenture provides that the Company will not organize and own directly or indirectly the Voting Stock of any Person that directly or indirectly owns or holds finance receivables (with an aggregate principal amount in excess of $1.0 million) originated by the Company or any Subsidiary unless (i) the net income and net worth of such Person is accounted for as a consolidated subsidiary of the Company in accordance with generally accepted accounting principles, (ii) the Company owns directly or indirectly at least 80% of the outstanding Voting Stock of such Person and (iii) the Company owns directly or indirectly stock or equity interests in such Person having a value equal to at least 80% of the total value of the stock or equity interests in such Person. For purposes of clause (iii), "stock" or "equity interests" shall not include preferred stock or any similar equity interest which (A) is not entitled to vote except as required by law, (B) is limited and preferred as to dividends or distributions and does not participate in the economic growth of the Person to any significant extent,
(C) has, to the extent provided for, redemption rights and liquidation rights which do not exceed the issue price of such stock or equity interests (except for a reasonable redemption or liquidation premium), and (D) is not convertible into another class of stock or equity interest. (Section 1015)

LIMITATIONS ON TRANSACTIONS WITH AFFILIATES

    The Indenture provides that the Company shall not, and shall not permit any of its Subsidiaries to, enter into or permit to exist any transaction (or series of related transactions), including, without limitation, any loan, advance, guarantee or capital contribution to, or for the benefit of, or any sale, purchase, lease, exchange or other disposition of any property or the rendering of any service, or any other direct or indirect payment, transfer or other disposition (a "Transaction"), involving payments, with any Affiliate of the Company, on terms and conditions less favorable to the Company or such Subsidiary, as the case may be, than would be available at such time in a comparable Transaction in arm's-length dealings with an unrelated Person as determined by the Board of Directors, such approval to be evidenced by a Board Resolution.

    The provisions of the immediately preceding paragraph will not apply to:

    (i) Restricted Payments otherwise permitted pursuant to the Indenture; or

    (ii) fees and compensation (including amounts paid pursuant to employee benefit plans) paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary, as determined by the Board of Directors or the senior management thereof in the exercise of their reasonable business judgment; or

    (iii) payments for goods and services purchased in the ordinary course of business on an arm's-length basis; or

    (iv) Transactions which do not exceed $200,000; or

    (v) Transactions between or among any of the Company and its wholly owned subsidiaries. (Section 1016)

CONSOLIDATION, MERGER OR TRANSFER

    The Indenture provides that except in connection with a sale, financing or securitization of receivables or transfers made in the ordinary course of business, the Company may not consolidate with, merge with or transfer all or substantially all of its assets to another entity (other than a wholly owned subsidiary) unless such other entity assumes the Company's obligations under the Indenture and unless, after giving effect thereto, no event shall have occurred and be continuing which, after notice or lapse of time, would become an Event of Default. (Section 801)

BOOK-ENTRY SYSTEM

    Upon issuance of the Notes to the Depositary, the Depositary will credit on its book-entry registration and transfer system to the accounts of institutions that have accounts with the Depositary or the Depositary's nominee (the "Participants") the aggregate principal amounts of such Notes beneficially owned by such Participants. The accounts to be credited initially shall be designated by the Underwriters. Beneficial ownership of the Notes issued to the Depositary will be limited to the Participants or persons holding interests through the Participants. The Participants' beneficial ownership of the Notes will be shown on, and the transfer of such ownership interest will be effected only through, records maintained by the Depositary or its nominee. Beneficial ownership of the Notes by persons who hold through the Participants will be shown on, and the transfer of such ownership interest will be effected only through, records maintained by such Participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws and limits may impair a Holder's ability to transfer beneficial ownership in the Notes.

    Except as set forth below, book-entry beneficial owners of the Notes will not be entitled to have such book-entry beneficial ownership registered in their names on the Security Register, will not receive or be entitled to receive physical delivery of the Notes beneficially owned by book-entry registration, and will not be deemed to be the registered holders of the Notes under the Indenture.

    Accordingly, such person holding a book-entry beneficial interest in the Notes must rely upon the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder of the Notes under the Indenture. The Indenture provides that the Depositary may grant proxies or otherwise authorize Participants to take any action which a registered holder of a Note under the Indenture is entitled to take. (Section 104) The Company understands that under existing industry practice, in the event that the Company requests any action of registered holders of the Notes; under the Indenture or a book-entry beneficial owner of such Notes desires to take any action which a registered holder of a Note under the Indenture would be entitled to take, the Depositary would authorize the Participants to take any such action and the Participants would authorize the book-entry beneficial owners holding the Notes through such Participants to take such action or would otherwise act upon the instructions of the book-entry beneficial owners holding the Notes through them.

    The total amount of any principal and/or interest due to book-entry beneficial owners with regard to the Notes on any Interest Payment Date, redemption date or upon maturity will be made available by the Company to the Paying Agent on such date. As soon as practicable thereafter, the Paying Agent will make such payments available to the Depositary in accordance with arrangements between the Paying Agent and the Depositary. The Company expects that the Depositary upon receipt of any payment of interest or principal in respect of the Notes will credit immediately the Participants' book-entry accounts in amounts proportionate to their respective book-entry beneficial interests in the Notes as reflected on the records of the Depositary. The Company also expects that payments by the Participants to the book-entry owners of beneficial interests in the Notes will be governed by standing instructions and customary practices, as is the case with any securities held for the accounts of customers in bearer form or registered in "street name." Neither the Company, the Paying Agent, the Trustee nor any agent of the Company, Paying Agent or Trustee will have any responsibility or liability for any aspect of such payments to the book-entry accounts by the Depositary or the Participants or for maintaining, supervising or reviewing any records relating to book-entry beneficial interests in the Notes.

    Pursuant to the policies of the Depositary, the Notes held by the Depositary may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or such nominee to a successor depositary or its nominees. Book-entry beneficial interests in the Notes are exchangeable for Notes in denominations of $1,000 and integral multiples thereof and fully registered in such names as the Depositary directs if: (i) the Depositary holding the Notes notifies the Company that the Depositary is unwilling, unable or ineligible to continue as Depositary for the Notes and a successor depositary is not appointed by the Company within 60 days;
(ii) the Company, executes and delivers to the Trustee a Company Order that such book-entry beneficial interests in the Notes be exchangeable for fully registered Notes; or (iii) an Event of Default occurs and shall be continuing as to the Notes. Subject to the foregoing, the book-entry beneficial interests in the Notes shall not otherwise be exchangeable for fully registered Notes. (Section 305)

EVENTS OF DEFAULT, NOTICE AND WAIVER

    An Event of Default under the Indenture includes: (i) failure to pay the principal on the Notes when due at Maturity, upon redemption or upon repayment, as provided in the Indenture, or, with respect to any Securities issued under the Indenture which provides for sinking fund payments, failure to deposit a sinking fund payment and, in each case, which default continues for five days;
(ii) failure to pay any interest on the Notes when due, which default continues for ten days; (iii) failure to perform any other covenant set forth in the Indenture for 30 days after receipt of written notice from the Trustee or holders of at least 25% in principal amount of the outstanding Securities under the Indenture specifying the default and requiring the Company to remedy such default; (iv) default in the payment at stated maturity of any Indebtedness for Money Borrowed of the Company or a Significant Subsidiary having an outstanding principal amount greater than $1,000,000 and such default having continued for a period of 30 days beyond any applicable grace period; (v) an event of default as defined in any mortgage, indenture or instrument of the Company or any Significant Subsidiary shall have happened and resulted in indebtedness in a principal amount in excess of $1,000,000 being accelerated, and such acceleration having continued for a period of 30 days after notice has been given to the Company by the Trustee or Holders of at least 25% in principal amount of the outstanding Securities under the Indenture requesting such acceleration be rescinded or annulled; (vi) certain events of insolvency, receivership, or reorganization of the Company or any Significant Subsidiary, and (vii) entry of a final judgment, decree or order against the Company or any Significant Subsidiary for the payment of money in excess of $5,000,000 in certain circumstances. (Section 501)

    If an Event of Default shall occur and be continuing, the Trustee, in its discretion may, and, at the written request of Holders of at least 25% in aggregate principal amount of the outstanding Notes and upon being indemnified to its satisfaction shall, proceed to protect and enforce its rights and the rights of the Holders. If an Event of Default shall occur and be continuing, subject to the subordination provisions of the Indenture, either the Trustee or the Holders of at least 25% in aggregate principal amount of outstanding Notes may accelerate the maturity of all such outstanding Notes. Prior to any judgment or decree for the payment of money being obtained, the Holders of a majority in aggregate principal amount outstanding Notes may waive an Event of Default resulting in acceleration of such Notes but only if all Events of Default have been remedied and all payments due, other than those due as a result of acceleration, have been made. (Sections 502, 503, 512 and 513)

    The Company must furnish annually to the Trustee an Officers' Certificate stating whether, to the best of the knowledge of the officers executing such certificate, the Company is in default under any of the provisions of the Indenture, and specifying all such defaults, and the nature thereof, of which they have knowledge. (Section 1012)

    A Holder will not have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (i) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default,
(ii) the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made a written request, and offered reasonable indemnity, to the Trustee to institute such proceedings, (iii) the Trustee shall have failed to institute such proceeding within 60 days and (iv) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request. (Section 507) However, the Holder of any Note will have an absolute right to receive payment of the principal of and interest on such Note on or after the respective due dates and to institute suit for the enforcement of any such payments. (Section 508)

MODIFICATION AND WAIVER

    With certain limited exceptions which permit modification of the Indenture by the Company and Trustee only and without the consent of any holders of the Securities, the Indenture may be modified by the Company with the consent of Holders of not less than a majority in aggregate principal amount of outstanding Notes, if the Notes are affected thereby; provided, however, that no such changes shall without the consent of the Holder of each Note affected thereby
(i) change the Maturity or the principal of, or the due date of any installment of principal or interest on, any Note, (ii) reduce the principal of, or the rate of interest on any Note, (iii) change the coin or currency it which any portion of the principal of, or interest on, any Note is payable, (iv) impair the right to institute suit for the enforcement of any such payment, (v) reduce the above-stated percentage of Holders of the outstanding Notes necessary to modify the Indenture, (vi) modify the foregoing requirements or reduce the percentage of outstanding Notes necessary to waive any past default, (vii) impair the Special Redemption Event or any optional right to redemption or repayment provided the Holders, or (viii) adversely affect a Holder's rights to convert 25% of the principal amount of its Notes into Common Stock. (Sections 513, 901 and 902)

    The Holders of a majority in aggregate principal amount of outstanding
Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1013)

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

    The Indenture provides that the Company may terminate its obligations under the Indenture with respect to all Notes which have become due and payable, will become due and payable at their Stated Maturity within one year or are redeemable at the option of the Company within one year, by delivering to the Trustee, in trust for such purpose, money and/or Government Obligations which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide on the due dates of any payment of principal and any premium, and interest with respect thereof, or a combination thereof, money in an amount sufficient to discharge the entire indebtedness on such Notes. Defeasance of the Notes is subject to delivery to the Trustee of an opinion of independent counsel that Holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and termination and certain other conditions. (Sections 401 and 402)

CERTAIN DEFINITIONS

    "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have the meanings correlative to the foregoing.

    "Capitalized Lease Obligations" means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal property which obligations are required to be classified and accounted for as capital lease obligations on a balance sheet of such Person under generally accepted accounting principles and, for purposes of the Indenture, the amount of such obligations at any date shall be the capitalized amount thereof at such date, determined in accordance with generally accepted accounting principles.

    "Consolidated Net Income" means the amount of net income (loss) of the Company and its Subsidiaries determined in accordance with generally accepted accounting principles; provided, however, that there shall not be included in Consolidated Net Income any net income (loss) of any Person acquired or disposed of in a pooling of interests transaction for any period prior to the acquisition thereof or subsequent to the disposition thereof.

    "Consolidated Net Worth" means the excess, as determined in accordance with generally accepted accounting principles, after making appropriate deductions for any minority interest in the net worth of Subsidiaries of (i) the assets of the Company and its Subsidiaries over (ii) the liabilities of the Company and its Subsidiaries; provided, however, that any write-up in the book value of any assets owned subsequent to the date of the Indenture, other than as required for and at the time of assets acquired in connection with the purchase of a Person or business, shall not be taken into account.

    "Indebtedness for Money Borrowed" means any of the following obligations of the Company or any Subsidiary which by its terms matures at or is extendable or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than twelve months after the date of the creation or incurrence of such obligation: (i) any obligations, contingent or otherwise, for borrowed money or for the deferred purchase price of property, assets, securities, or services (including, without limitation, any interest accruing subsequent to an Event of Default), (ii) all obligations (including the Notes) evidenced by bonds, notes, debentures, letters of credit, or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), except any such obligation that constitutes a trade payable and an accrued liability arising in the ordinary course of business, if and to the extent any of the foregoing indebtedness would appear as a liability on a balance sheet prepared in accordance with generally accepted accounting principles, (iv) all Capitalized Lease Obligations, (v) all indebtedness of the type referred to in clause (i), (ii), (iii) or (iv) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or in property of the Company (including, without limitation, accounts and contract rights), even though the Company has not assumed or become liable for the payment of such indebtedness, and (vi) any guaranty or endorsement (other than for collection or deposit in the ordinary course of business) or discount with recourse of, or other agreement, contingent or otherwise, to purchase, repurchase, or otherwise acquire, to supply or advance funds, or become liable with respect to, any indebtedness or any obligation of the type referred to in any of the foregoing clauses (i) through (v), regardless of whether such obligation would appear on a balance sheet; provided, however, that Indebtedness for Money Borrowed shall not include (x) Interest Rate Swap Obligations with respect to any obligations included in the foregoing clauses (i) through (vi), or any guarantees of any such Interest Rate Swap Obligations or (y) amounts due under or represented by asset-backed securities or other interest-bearing certificates issued by trusts formed by Subsidiaries in connection with the securitization of automobile installment sale contracts or other receivables.

    "Interest Rate Swap Obligations" means the obligation of the Company or any Subsidiary pursuant to any interest rate swap agreement, interest rate collar agreement, forward rate agreement, interest rate cap insurance, option or futures contract or other similar agreement or arrangement, and any renewal or extension thereof, designed to protect the Company or any of its Subsidiaries against interest rate risk.

    "Nonrecourse Indebtedness" means an obligation, the payment or performance of which is secured by a security interest in any property or asset if recourse by the obligee under such obligation upon the non-payment or non-performance thereof is limited to realization pursuant to such security interest upon such property or asset.

    "Senior Indebtedness" means the principal amount of, premium, if any, and interest on (i) any Indebtedness for Money Borrowed whether outstanding as of the date of the Indenture or thereafter created, incurred, assumed or guaranteed, unless in the instrument creating or evidencing such Indebtedness for Money Borrowed or pursuant to which such Indebtedness for Money Borrowed is outstanding it is provided that such Indebtedness for Money Borrowed is subordinate in right of payment or in rights upon liquidation to any other Indebtedness for Money Borrowed of the Company and (ii) refundings, renewals, extensions, modifications, restatements, and increases of any such indebtedness.

    "Significant Subsidiary" means any Subsidiary which accounted for more than 10% of the Company's Consolidated Net Worth or more than 10% of the Company's consolidated revenue, in each case, as of the end of the Company's most recent fiscal year.

    "Special Redemption Event" means the occurrence of any one or more of the following: (i) (x) the Company shall consolidate with or merge into another Person, (y) the Company shall convey, transfer or lease all or substantially all of its assets to any Person or (z) any Person shall consolidate with or merge into the Company pursuant to a transaction in which the outstanding common stock of the Company is reclassified, changed or exchanged; provided that the following shall be excluded from the operation of this clause (i): a transaction which is part of a sale, financing or securitization of receivables, entered into in the ordinary course of business; a transaction between the Company and one or more of its wholly-owned Subsidiaries; or a transaction of the type described in clause (i) (x) or (i) (z) above unless immediately after giving effect to such transaction, a Person or "group" (as such term is used for purposes of Section 13 (d) and 14(d) of the Exchange Act), other than any Person who is a director of the Company or a "related Person" on the date of the Indenture, is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors; and (ii) any Person or "group" (as such term is used for purposes of Section 13(d) or 14(d) of the Exchange Act) other than any Person who is a director of the Company or a "related Person" on the date of the Indenture, shall purchase or otherwise acquire in one or more transactions or series of transactions beneficial ownership of 50% or more of the outstanding common stock of the Company on the date immediately prior to the last such purchase or other acquisition. For purposes of this definition, "related Person" means, in addition to such director, (a) any relative or spouse of such director, or any relative of such spouse, (b) any trust or estate in which such Person or any of the Persons specified in clause (a) collectively own 50% or more of the total beneficial interest or (c) any corporation or other organization (other than the Company) in which such director or any of the Persons specified in clause (a) or (b) are the beneficial owners collectively of 50% or more the voting power.

    "Subordinated Indebtedness" means any Indebtedness for Money Borrowed that is not Senior Indebtedness.

    "Subsidiary" means any corporation of which at that time of determination the Company or one or more Subsidiaries owns or controls directly or indirectly more than 50% of the shares of Voting Stock.

    "Voting Stock" means stock of a corporation of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, or trustees of such corporation, provided that, for the purposes hereof, stock which carries only the right to vote conditionally on the happening of an event shall not be considered Voting Stock whether or not such event shall have happened.

    "Warehouse Indebtedness" means the Warehouse Line of Credit and any replacement or additional facility under which the Company borrows money against Contracts held for sale, pending their sale in securitization transactions.

RATING

    The Notes are rated "______" by Duff & Phelps Credit Rating Co. ("Duff & Phelps"), which is below investment grade. Ratings are not a recommendation to purchase, hold or sell the Notes, as ratings do not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Duff & Phelps by the Company and obtained from other sources. The ratings may be changed, suspended or withdrawn at any time as a result of changes in, or unavailability of, such information.

THE TRUSTEE

    Bankers Trust Company is the Trustee under the Indenture. Its principal corporate trust office is located at ______________________________.


                             DESCRIPTION OF COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, except that holders of Common Stock are entitled to cumulate their votes in the election of directors if they comply with the provisions of the Company's Bylaws as to cumulative voting. In cumulative voting, each holder is permitted to cast such number of votes in the aggregate as equals the number of shares of stock held multiplied by the number of directors to be elected. The holders may cast the whole number of such votes for one nominee for director or distribute the votes among two or more nominees as the holder sees fit. The shareholders of the Company have approved a proposal to change the Company's state of incorporation to Delaware. If that change is made, then directors will be elected by a simple plurality, and no cumulative voting rights will apply.

    Holders of Common Stock are entitled to such dividends as the Company's Board of Directors, in its discretion, may declare out of funds available therefore, subject to the terms of any outstanding shares of preferred stock and other restrictions. In the event of liquidation of the Company, holders of the Common Stock are entitled to receive, pro rata, all of the assets of the Company available for distribution after payment of any liquidation preference to the holders of any preferred stock then outstanding. No shares of preferred stock are presently outstanding. Holders of the shares of Common Stock have no conversion or preemptive or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock issuable upon conversion of the Notes offered hereby will be, validly issued, fully paid and nonassessable.

                                     UNDERWRITING

    Subject to the terms and conditions set forth in the Purchase Agreement between the Company and the Underwriters named below, the Underwriters have severally agreed to purchase from the Company the respective principal amounts of the Notes set forth opposite their names below.

                                                    Principal
         Underwriters                            Amount of Notes
         ------------                            ---------------
    Piper Jaffray Inc.......................          $
    Legg Mason Wood Walker Incorporated.....          $
    Dain Bosworth Incorporated..............          $
                                                       ----------

         Total..............................          $35,000,000
                                                      -----------
                                                      -----------

    The Purchase Agreement provides that the obligations of the several Underwriters are subject to certain conditions precedent set forth therein and that the Underwriters must purchase all of the Notes if they purchase any Notes.

    The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the Price to Public and to selected dealers at such price less a concession of not more than ___% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, concessions not in excess of ___% of the principal amount of the Notes to certain other brokers and dealers. After the initial distribution of the Notes has been completed, the Price to Public and other selling terms may be changed by the Underwriters.

    The Offering of the Notes is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the Notes.

    The Company has granted the Underwriters an option, exercisable within 30 days from the date of this Prospectus, to purchase up to an additional $5,250,000 in aggregate principal amount of Notes at the Price to Public less the Underwriting Discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the Notes offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase a principal amount of Notes approximately proportionate to that Underwriter's initial commitment, and the Company will be obligated, pursuant to the option, to sell such Notes to the Underwriters.

    The Company has applied to have the Notes approved for listing on the New York Stock Exchange. The Underwriters have indicated an intention to make a market in the Notes as permitted by applicable laws and regulations. No Underwriter, however, is obligated to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of such Underwriter. There can be no assurance that an active trading market for the Notes will develop. If the Notes are traded after their initial issuance, they may trade at a discount from their principal amount.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

    Piper Jaffray Inc. has provided certain investment banking services to the Company from time to time and has received compensation customary for such services.

                                    LEGAL MATTERS

    The legality of the Notes offered hereby is being passed upon for the Company by Troy & Gould Professional Corporation, Los Angeles, California. Certain legal matters in connection with the sale of the Notes offered hereby will be passed upon for the Underwriters by Orrick, Herrington & Sutcliffe LLP, Washington, D.C.

                                       EXPERTS

    The consolidated financial statements of Consumer Portfolio Services, Inc. and subsidiaries as of December 31, 1995 and March 31, 1995, and for the nine-month period ended December 31, 1995 and for each of the years in the two-year period ended March 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                  INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    There are hereby incorporated by reference herein (i) the Company's Annual Report on Form 10-KSB for the nine-month transition period ended December 31, 1995, (ii) the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996, (iii) the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996, (iv) the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1996, (v) the Company's current report on Form 8-K dated September 20, 1996, (vi) the Company's current report on Form 8-K dated September 26, 1996, (vii) the Company's current report on Form 8-K dated December 11, 1996, (viii) the Company's current report on Form 8-K dated December 19, 1996, and (ix) the description of the Common Stock contained in the Company's registration statement on Form 8-A filed September 4, 1992, as amended on October 21, 1992, and December 6, 1995.

    The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to the Company's principal office: Consumer Portfolio Services, Inc., 2 Ada, Suite 100, Irvine, California 92618, Attention: Corporate Secretary, (714) 753-6800.

                                ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement (as amended, the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed therewith, which may be inspected without charge at the principal office of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the material contained therein may be obtained from the SEC upon payment of applicable copying charges. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at the offices of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York

10048. The SEC also maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding issuers, including the Company, that file electronically with the SEC. The address of such site is http://www.sec.gov. Copies of such materials can also be obtained by written request to the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                      INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                                  Page
                                                                                                                Reference
                                                                                                                ---------
Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-1
  Consolidated Balance Sheets as of December 31, 1995 and March 31, 1995 . . . . . . . . . . . . . . . . . . . . .  F-2
  Consolidated Statements of Operations for the nine-month period ended December 31, 1995 and for each of the years in the two-year period ended March 31, 1995. . . . . . . . . . . . . . . . . . . . .  F-3
  Consolidated Statements of Shareholders' Equity for the nine-month period ended December 31, 1995 and for each of the years in the two-year period ended March 31, 1995. . . . . . . . . . . . . . . . . . . . .  F-4
  Consolidated Statements of Cash Flows for the nine-month period ended December 31, 1995 and for each of the years in the two-year period ended March 31, 1995. . . . . . . . . . . . . . . . . . . . .  F-5
  Notes to Consolidated Financial Statements for the nine-month period ended December 31, 1995 and for each of the years in the two-year period ended March 31, 1995. . . . . . . . . . . . . . . . . . . . .  F-6
  Condensed Consolidated Balance Sheets as of September 30, 1996 and December 31, 1995 (unaudited) . . . . . . . .  F-22
  Condensed Consolidated Statements of Operations for the nine-month periods ended
    September 30, 1996 and 1995 (unaudited). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-23
  Condensed Consolidated Statements of Cash Flows for the nine-month periods ended
    September 30, 1996 and 1995 (unaudited). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-24
  Notes to Condensed Consolidated Financial Statements (unaudited) . . . . . . . . . . . . . . . . . . . . . . . .  F-25


                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders
Consumer Portfolio Services, Inc.

     We have audited the accompanying consolidated balance sheets of Consumer Portfolio Services, Inc. and subsidiaries ( the "Company" ) as of December 31, 1995 and March 31, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the nine-month period ended December 31, 1995 and for each of the years in the two-year period ended March 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consumer Portfolio Services, Inc. and subsidiaries as of December 31, 1995 and March 31, 1995 and the results of their operations and their cash flows for the nine-month period ended December 31, 1995 and for each of the years in the two-year period ended March 31, 1995, in conformity with generally accepted accounting principles.


                              KPMG Peat Marwick LLP


Orange County, California
February 22, 1996

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                           December 31,         March 31,
                                                           --------------------------------
                                                               1995               1995
                                                               ----               ----
ASSETS  (note 11)

Cash                                                       $  10,895,157      $  5,767,372
Contracts held for sale (notes 5 and 11)                      19,548,842        21,896,386
Servicing fees receivable                                      1,454,707           796,322
Investment in subordinated certificates (note 2)               2,174,666          --
Investments in credit enhancements (note 2)                   30,477,793        23,201,485
Excess servicing receivables (note 7)                         11,108,251         5,154,361
Furniture and equipment, net (note 3)                            548,535           459,594
Deferred tax asset (note 10)                                    --                 555,814
Deferred financing costs (note 11)                             1,100,430          --
Other assets                                                     569,944            144,249
                                                           --------------------------------
                                                           $  77,878,325      $  57,975,583
                                                           --------------------------------
                                                           --------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable & accrued expenses                        $   1,341,905      $   1,473,288
Warehouse line of credit (note 11)                             7,500,000         19,730,389
Taxes payable                                                  2,912,084          4,777,548
Deferred tax liability (note 10)                               1,643,254           --
Notes payable (note 11)                                       20,000,000           --
Convertible subordinated debt (note 11)                        3,000,000          5,000,000
                                                           --------------------------------
                                                              36,397,243         30,981,225

SHAREHOLDERS' EQUITY  (notes 8 and 11)

Preferred stock, $1 par value; authorized
5,000,000 shares; none issued                                   --                 --

Series A preferred stock, $1 par value;
authorized 5,000,000 shares; 3,415,000
shares issued; none outstanding (note 8)                        --                 --

Common stock, no par value; authorized
30,000,000 shares; 13,298,642 and 10,820,800
shares issued and outstanding at December 31,
1995 and March 31, 1995, respectively                         33,265,239         26,353,637

Retained earnings                                              8,215,843            640,721
                                                           --------------------------------
                                                              41,481,082         26,994,358
Commitments and contingencies (notes 2,
  4, 5, 6, 7, 8, 9 and 12)
Subsequent event (note 14)
                                                           --------------------------------
                                                           $  77,878,325      $  57,975,583
                                                           --------------------------------
                                                           --------------------------------

See accompanying notes to consolidated financial statements

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Nine Months Ended
                                                  December 31,          Year Ended March 31,
                                               -------------------------------------------------
                                                      1995              1995           1994
                                                      ----              ----           ----
REVENUES:
Net gain on sale of contracts (note 7)            $ 11,549,413      $  9,454,620    $  5,424,584
Servicing fees (note 6)                              6,983,255         7,201,062       3,556,019
Interest                                             5,722,045         5,849,154       1,443,083
                                               -------------------------------------------------
  Total revenues                                    24,254,713        22,504,836      10,423,686

EXPENSES:
Charge from release of escrow shares (note 8)         --                --             6,450,000
Interest                                             2,724,403         3,407,598         446,402
Employee costs                                       3,309,139         2,990,253       2,219,199
General and administrative                           2,799,599         1,905,155       1,172,414
Marketing                                            1,231,110         1,764,121         686,118
Occupancy                                              267,641           254,845         171,362
Related party consulting fees (note 4)                 262,500           350,000         350,000
Depreciation                                           174,555           153,355         186,226
Provision for credit losses (note 5)                   828,458           532,947          30,008
                                               -------------------------------------------------
  Total expenses                                    11,597,405        11,358,274      11,711,729
                                               -------------------------------------------------
Income (loss) before income taxes                   12,657,308        11,146,562      (1,288,043)

Income taxes (note 10)                               5,082,186         4,480,932         490,026
                                               -------------------------------------------------
Net income (loss)                                 $  7,575,122      $  6,665,630    $ (1,778,069)
                                               -------------------------------------------------
                                               -------------------------------------------------
Net income (loss) per common  and common
 equivalent share                                 $       0.53      $       0.60    $      (0.21)
                                               -------------------------------------------------
                                               -------------------------------------------------
Weighted average number of common
    and common equivalent shares                    14,323,592        11,143,268       8,520,548
                                               -------------------------------------------------
                                               -------------------------------------------------
Fully diluted net income (loss) per common
    and common equivalent share                   $       0.52      $       0.56    $      (0.21)
                                               -------------------------------------------------
                                               -------------------------------------------------
Fully diluted weighted average number of
     common and common equivalent shares            14,803,592        12,538,352       8,520,548
                                               -------------------------------------------------
                                               -------------------------------------------------

See accompanying notes to consolidated financial statements

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                   Series A                                           Retained
                                               Preferred Stock               Common Stock             Earnings
                                          -------------------------    -------------------------    (Accumulated)
                                            Shares        Amount          Shares       Amount          Deficit)         Total
                                            ------        ------          ------       ------          --------         -----
Balance at March 31, 1993                  3,415,000   $  3,415,000     8,400,000   $  4,920,686    $ (4,246,840)    $  4,088,846
Common stock issuance, net of offering
  costs of $60,000                            --             --           333,334      1,440,003          --            1,440,003
Value of Escrow Shares released (note 8)      --             --            --          6,450,000          --            6,450,000
Net Loss                                      --             --            --             --          (1,778,069)      (1,778,069)
                                          ----------   ------------    ----------   ------------    ------------     ------------
Balance at March 31, 1994                  3,415,000   $  3,415,000     8,733,334   $ 12,810,689    $ (6,024,909)    $ 10,200,780

Common stock issued upon exercise
  of warrants                                 --             --            39,466        118,398          --              118,398
Common stock issued upon exercise
  of options                                  --             --            48,000        120,000          --              120,000
Common stock issuance, net of offering
  costs of $1,445,450                         --             --         2,000,000     13,304,550          --           13,304,550
Redemption of Preferred Stock (note 8)    (3,415,000)    (3,415,000)       --             --              --           (3,415,000)
Net income                                    --             --            --             --           6,665,630        6,665,630
                                          ----------   ------------    ----------   ------------    ------------     ------------
Balance at March 31, 1995                     --       $     --        10,820,800   $ 26,353,637    $    640,721     $ 26,994,358

Common stock issued upon exercise of
  warrants                                    --             --           100,534        301,602          --              301,602
Common stock issued upon exercise
  of options                                  --             --         1,843,974      4,610,000          --            4,610,000
Common stock issued upon conversion
  of debt (note 11)                           --             --           533,334      2,000,000          --            2,000,000
Net income                                                                                             7,575,122        7,575,122
                                          ----------   ------------    ----------   ------------    ------------     ------------
Balance at December 31, 1995                  --       $     --        13,298,642   $ 33,265,239    $  8,215,843     $ 41,481,082
                                          ----------   ------------    ----------   ------------    ------------     ------------
                                          ----------   ------------    ----------   ------------    ------------     ------------

See accompanying notes to consolidated financial statements

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              Nine Months Ended
                                                                 December 31,              Year Ended March 31,
                                                              ---------------------------------------------------------
                                                                     1995               1995                1994
                                                                     ----               ----                ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                             $   7,575,122      $   6,665,630        $  (1,778,069)
  Adjustments to reconcile net income (loss) to net cash
   used in operating activities:
    Charge from release of escrow shares (note 8)                     --                 --                 6,450,000
    Depreciation                                                      174,555            153,355              186,226
    Amortization of purchased and excess servicing                  2,023,938          1,210,120              240,114
    Amortization of financing costs                                     5,265
    Provision for credit losses                                       828,458            532,947               30,008
    Gain on sale of contracts from excess
     servicing receivables                                         (7,977,828)        (4,065,899)          (1,994,307)
    Changes in operating assets and liabilities:
      Purchases of contracts held for sale                       (160,150,781)      (164,263,577)         (53,102,819)
      Liquidation of contracts held for sale                      156,890,700        142,472,028           57,443,126
      Prepaid committment fees                                        --                 --                   100,000
      Servicing fees receivable                                      (658,385)          (615,063)              29,586
      Prepaid related party expenses                                  --                 233,333             (233,333)
      Initial deposits to credit enhancement accounts              (4,931,325)       (13,237,454)         (10,457,138)
      Excess servicing deposited to credit enhancement accounts    (7,553,086)        (5,390,422)          (1,953,489)
      Release of cash from credit enhancement accounts              7,693,839          5,923,201            1,913,817
      Deferred taxes                                                2,199,068           (381,616)            (174,198)
      Other assets                                                   (425,695)             3,810              (18,787)
      Accounts payable and accrued expenses                          (131,382)           528,256              111,893
      Warehouse line of credit                                    (12,230,389)        19,730,389              --
      Taxes payable                                                (1,865,464)         4,385,724              391,824
                                                                -------------      -------------         ------------
        Net cash used in operating activities:                    (18,533,390)        (6,115,238)          (2,815,546)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of furniture and equipment                               (263,496)          (334,458)             (80,072)
  Advances to affiliate on note receivable                            --                 --                  (714,494)
  Payments from affiliate on note receivable                          --                 --                 1,014,494
  Payments received on subordinated certificates                      118,764            --                   --
                                                                -------------      -------------         ------------
        Net cash provided by (used in) investing activities          (144,732)          (334,458)             219,928

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of convertible subordinated debt                           --                 --                 3,000,000
  Issuance of promissory notes                                      2,000,000          5,000,000              --
  Issuance of promissory note to related party                      2,000,000            --                   --
  Issuance of long term notes                                      20,000,000            --                   --
  Payment of financing costs                                       (1,105,695)           --                   --
  Repayment of promissory notes                                    (2,000,000)        (5,000,000)             --
  Repayment of promissory note to related party                    (2,000,000)           --                   --
  Issuance of common stock                                            --              13,304,550            1,440,003
  Redemption of preferred stock                                       --              (3,415,000)             --
  Exercise of options and warrants                                  4,911,602            238,398              --
                                                                -------------      -------------         ------------
        Net cash provided by financing activities                  23,805,907         10,127,948            4,440,003
                                                                -------------      -------------         ------------
Increase in cash                                                    5,127,785          3,678,252            1,844,385

Cash at beginning of period                                         5,767,372          2,089,120              244,735
                                                                -------------      -------------         ------------
Cash at end of period                                           $  10,895,157      $   5,767,372        $   2,089,120
                                                                -------------      -------------         ------------
                                                                -------------      -------------         ------------
Supplemental disclosure of cash flow information:
  Cash paid during the period
    Interest                                                    $   2,542,718      $   3,288,848        $     136,244
    Income taxes                                                $   4,759,050      $     523,000        $     167,400
Supplemental disclosure of non-cash investing and financing
 activities:
Issuance of common stock upon conversion of debt                $   2,000,000      $     --             $     --

See accompaying notes to consolidated financial statements

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Consumer Portfolio Services, Inc. ("the Company") was incorporated in California on March 8, 1991. The Company and its subsidiaries engage primarily in the business of purchasing, selling and servicing retail automobile installment sale contracts ("Contracts") originated by dealers located throughout the US and predominantly in California. The Company specializes in Contracts with borrowers who generally would not be expected to qualify for traditional financing such as that provided by commercial banks or automobile manufacturers' captive finance companies. Because of the Company's concentration of dealers located in California, a significant decline in regional economic conditions, or some other regional catastrophe, could result in fewer Contracts available for purchase by the Company and ultimately a decline in gain on sale of contracts and servicing fees. Moreover, such an event or events could affect the ability of borrowers to make timely scheduled principal and interest payments on the Company's Contracts held for sale. The Company's maximum potential loss in such an event, could be equal to the amount of California Contracts held for sale at the time of the event, restricted cash and the excess servicing receivables. At December 31, 1995, approximately 19.4% of the Company's Contracts held for sale were California Contracts.

The automobile financing business is highly competitive. The Company competes with a number of national, local and regional finance companies with operations similar to those of the Company. In addition, competitors or potential competitors include other types of financial services companies, such as commercial banks, savings and loan associations, leasing companies, credit unions providing retail loan financing and lease financing for new and used vehicles, and captive finance companies affiliated with major automobile manufacturers such as General Motors Acceptance Corporation, Ford Motor Credit Corporation, Chrysler Credit Corporation and Nissan Motors Acceptance Corporation. Many of the Company's competitors and potential competitors possess substantially greater financial, marketing, technical, personnel and other resources than the Company. Moreover, the Company's future profitability will be directly related to the availability and cost of its capital in relation to the availability and cost of capital to its competitors. The Company's competitors and potential competitors include far larger, more established companies that have access to capital markets for unsecured commercial paper and investment grade-rated debt instruments and to other funding sources which may be unavailable to the Company. Many of these companies also have long-standing relationships with dealers and may provide other financing to dealers, including floor plan financing for the dealers' purchase of automobiles from manufacturers, which is not offered by the Company.

The Company purchases Contracts with the intent to re-sell them to institutional investors either as bulk sales or in the form of securities backed by the Contracts. Purchasers of the Contracts receive a pass through rate of interest set at the time of the sale and the Company receives a base servicing fee for its duties relating to the accounting for and collection of the Contracts. In addition, the Company is entitled to certain excess servicing fees which represent collections on the Contracts in excess of those required to pay investor principal and interest, and the base servicing fees.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Consumer Portfolio Services, Inc. and its wholly-owned subsidiaries, G&A Financial Services, Inc. ("G&A"), a consumer loan servicing company, Alton Receivables Corp. ("Alton") , CPS Receivables Corp. ("CPSRC") and CPS Funding Corp. ("CPSFC"). Alton, CPSRC and CPSFC are limited purpose corporations formed to accommodate the structures under which the Company sells its Contracts. All significant intercompany balances and transactions have been eliminated in consolidation.

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

CONTRACTS HELD  FOR SALE

The Contracts which the Company purchases from dealers provide for annual percentage rates of approximately 20%, in most cases. Each Contract provides for full amortization, equal monthly payments and can be fully prepaid by the borrower at any time without penalty. The Company typically purchases the Contracts from dealers at a discount from the amount financed under the Contract. Contracts are generally sold to institutional investors at par. In the case of whole loan sales, the investor withholds a portion of the purchase price as an initial credit enhancement. In the case of Contracts sold in the form of asset backed securities, the Company pledges certain cash balances as an initial credit enhancement. Contracts are generally sold by the Company within one to three months of their purchase, although they may be held longer.


Contracts held for sale are stated at the lower of cost or market value. Market value is determined by purchase commitments from investors and prevailing market prices. Gains and losses are recorded as appropriate when contracts are sold.

ALLOWANCE FOR CREDIT LOSSES

The Company provides an allowance for credit losses which management believes provides adequately for current and possible future losses that may develop in the Contracts held for sale. Management evaluates the adequacy of the allowance by examining current delinquencies, the characteristics of the portfolio, the value of underlying collateral, and general economic conditions and trends.

CONTRACT ACQUISITION FEES AND COSTS

The Company generally receives an acquisition fee from the dealer for each Contract purchased. Fee proceeds are used to offset the direct expenses associated with the purchase of the Contracts, with any excess amount deferred until the Contracts are sold at which time the deferred portions are recognized as a component of the gain on sale.

INVESTMENTS

The Company determines the appropriate classification of its investments in debt securities at the time of purchase or creation. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Securities available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. At December 31, 1995, the Company had no investments that qualified as trading or held to maturity.

The amortized cost of debt securities classified as available for sale is adjusted for amortization of premiums and accretion of discounts, over the estimated life of the security. Such amortization and interest are included in interest income.

GAIN ON SALE OF CONTRACTS

Gains or losses are determined based upon the difference between the sales proceeds for the portion of Contracts sold and the Company's recorded investment in the Contracts sold. The Company allocates the recorded investment in the Contracts between the portion of the Contracts sold and the portion retained based on the relative fair values of those portions on the date of sale.

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

EXCESS SERVICING RECEIVABLES

Excess servicing receivables ("ESR") result from the sale of Contracts on which the Company retains servicing rights and all, or a portion of, the excess cash flows. ESRs are determined by computing the difference between the weighted average yield of the Contracts sold and the yield to the purchaser, adjusted for the normal servicing fee based on the agreements between the Company and the purchaser. The resulting differential is recorded as a gain at the time of the sale equal to the present value of the estimated cash flows, net of any portion of the excess that may be due to the purchaser and adjusted for anticipated prepayments, repossessions, liquidations and other losses. The excess servicing cash flows are only available to the Company to the extent that there is no impairment of the credit enhancement that is established at the time the Contracts are sold to the purchaser. The excess servicing cash flows over the estimated remaining life of the Contracts have been calculated for all applicable periods using estimates for prepayments, losses (charge-offs) and weighted average discount rates, which the Company expects market participants would use for similar instruments. Losses are discounted at an assumed risk free rate. The ESRs are amortized using the interest method and are offset against servicing fees. To the extent that the actual future performance of the Contracts results in less excess cash flows than the Company estimated, the Company's ESRs will be adjusted at least quarterly, with corresponding charges recorded against income in the period in which the adjustment is made. To the extent that the actual cash flows exceed the Company's estimates the Company will record additional servicing fees.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost net of accumulated depreciation which is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the related lease term.

SERVICING

Servicing fees are reported as income when earned, net of related amortization of purchased and excess servicing. Servicing costs are charged to expense as incurred.

NET INCOME (LOSS) PER SHARE

The computation of net income (loss) per common and common equivalent share is based upon the Treasury Stock Method using the weighted average number of common shares outstanding during the period plus (in periods in which they have a dilutive effect) the effect of common shares contingently issuable, primarily from stock options and warrants. The fully diluted net income per share computation reflects the effect of common shares contingently issuable upon the conversion of convertible debt in which such conversion would cause dilution. Fully diluted net income per common share also reflects additional dilution related to stock options and warrants due to the use of the market price at the end of the period, when higher than the average price for the period.

INCOME TAXES

The Company and its subsidiaries file a consolidated Federal income and combined state franchise tax return on a fiscal year basis. The Company utilizes the asset and liability method of accounting for income taxes under which deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has accounted for income taxes in this manner since its inception.

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

STOCK SPLIT

On February 16, 1996, the Board of Directors authorized a two-for-one stock split to be distributed on or about March 14, 1996, to shareholders of record on March 7, 1996. All references in the consolidated financial statements to number of shares, per share amounts and market prices of the Company's common stock have been retroactively restated to reflect the increased number of common shares outstanding.

CURRENT ACCOUNTING PRONOUNCEMENTS

In November 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." This statement establishes financial accounting standards for stock-based employee compensation plans. SFAS 123 permits the Company to choose either a new fair value based method or the current APB Opinion 25 intrinsic value based method of accounting for its stock-based compensation arrangements. SFAS 123 requires pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under Opinion 25. SFAS 123 applies to all stock-based employee compensation plans in which an employer grants shares of its stock or other equity instruments to employees except for employee stock ownership plans. SFAS 123 also applies to plans in which the employer incurs liabilities to employees in amounts based on the price of the employer's stock, i.e., stock option plans, stock purchase plans, restricted stock plans, and stock appreciation rights. The statement also specifies the accounting for transactions in which a company issues stock options or other equity instruments for services provided by non-employees or to acquire goods or services from outside suppliers or vendors. The recognition provisions of SFAS 123 for companies choosing to adopt the new fair value based method of accounting for stock-based compensation arrangements may be adopted immediately and will apply to all transactions entered into in fiscal years that begin after December 15, 1995. The disclosure provisions of SFAS 123 are effective for fiscal years beginning after December 15, 1995; however, disclosure of the pro forma net income and earnings per share, as if the fair value method of accounting for stock-based compensation had been elected, is required for all awards granted in fiscal years beginning after December 31, 1994. The Company will continue to account for stock-based compensation under APB Opinion 25 and, as a result, SFAS 123 will not have a material impact on the Company's operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of income and expenses during the reported periods. Specifically, a number of estimates were made in connection with the recording of excess servicing receivables and the related gain. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts for the prior periods have been reclassified to conform to the current presentation.

(2)  INVESTMENTS

The Company is a party to various agreements with institutional investors and investment banks for the sale of the Company's Contracts. The agreements call for the Company to sell Contracts to one of its special purpose corporation subsidiaries, either Alton or CPSRC (the "SPCs"), which subsequently transfer the Contracts to various grantor trusts (the "Trusts") which then issue interest bearing certificates which are purchased by institutional investors. The terms of the agreements provide that simultaneous with each purchase of certificates by the investor, the Company is required to provide a credit enhancement in the form of a cash capital contribution to the SPC equal to a specified percentage of the

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

amount of the certificates purchased by the investor. The SPC then deposits the initial cash deposit, and subsequent excess servicing cash flows as required by the terms of the various agreements, to an account held by a trustee (the "Spread Account") and pledges the cash to the Trust, which in turn invests the cash in high quality liquid investment securities as defined by the various agreements. In the securitizations since June 1995, the Company altered the credit enhancement mechanism to create a subordinated class of asset-backed securities ("B Piece") in order to reduce the size of the required initial deposit to the Spread Account. The Company's June 1995 securitization was structured to include a B Piece with an initial principal balance of $2,485,736 as a component of the Spread Account. The Company's September and December 1995 securitizations were structured with B Pieces separate from the Spread Accounts and had initial principal balances of $2,293,430 and $2,822,863, respectively. These B Pieces are accounted for as available for sale and, when originated, are treated as non-cash investing activities in the Company's consolidated statement of cash flows. The B Piece of the December 1995 securitization was sold at the time of securitization. The carrying value of the September 1995 B Piece was $2,174,666 at December 31, 1995. In the event that the cash flows generated by the Contracts transferred to the Trust are insufficient to pay obligations of the Trust, including principal or interest due to certificateholders or expenses of the Trust, the trustee will draw an amount necessary for the Spread Accounts to pay the obligations of the Trust. The agreements provide that the Spread Accounts shall be maintained at a specified percent of the principal balance of the certificates, which can be increased in the event delinquencies and/or losses exceed certain specified levels. In the event delinquencies and/or losses on the Contracts serviced exceed specified levels defined in certain of the Company's securitization agreements, the terms of those securitizations may require the transfer of servicing to another servicer. Consequently, as principal payments are made to the certificateholders, and if the Spread Accounts are in excess of the specified percent of the principal balance of the certificates, the trustee shall release to the SPC the portion of the pledged cash that is in excess of the amount necessary to equal the specified percent of the principal balance of the certificates. Except for releases in this manner, the cash in the Spread Accounts is restricted from use by the SPC or the Company. Spread Account balances for the periods shown were made up of the following components:

                                             December 31,       March 31,
                                            -----------------------------
                                               1995               1995
                                            ------------     ------------
          Cash                              $    --          $    145,006
          Funds held by investor               2,211,363        2,473,260
          Investment in subordinated
            certificates                       2,137,333          --
          Commercial paper                       --             7,706,661
          US government securities            26,129,097       12,876,558
                                            ------------     ------------
                                            $ 30,477,793     $ 23,201,485
                                            ------------     ------------
                                            ------------     ------------

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

(3) FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following:

                                         December 31,       March 31,
                                         ------------       ---------
                                            1995               1995
                                            ----               ----
       Furniture and fixtures            $  629,613         $  603,133
       Computer equipment                   682,541            489,921
       Leasehold improvements                65,103             20,707
                                         ----------         ----------
                                          1,377,257          1,113,761
       Less accumulated depreciation       (828,722)          (654,167)
                                         ----------         ----------
                                         $  548,535         $  459,594
                                         ----------         ----------
                                         ----------         ----------

(4) RELATED PARTY TRANSACTIONS

Prior to December 11, 1995 the Company was a majority-owned subsidiary of CPS Holdings, Inc., a Delaware corporation ("Holdings"). In September 1995, the shareholders of the Company approved the merger of Holdings into the Company, as well as a change in the Company's state of incorporation from California to Delaware. The merger was completed on December 11, 1995 and had no effect on the Company's consolidated finanical statements. Management of the Company anticipates that the reincorporation into the state of Delaware will be completed in April 1996. Prior to the merger, Charles E. Bradley, Sr., the Company's Chairman of the Board, was the principal shareholder of Holdings.

The Company is a party to a consulting agreement with Stanwich Partners, Inc. ("SPI") that called for monthly payments of $29,167 through December 31, 1995. Included in the accompanying consolidated statements of operations for the nine months ended December 31, 1995 and for the years ended March 31, 1995 and 1994 is $262,500, 350,000 and $350,000, respectively, of consulting expense related to this consulting agreement. In December 1995, a new consulting agreement was signed for $75,000 per year for three years beginning January 1, 1996. The Chairman of the Board of Directors of the Company is a principal shareholder of SPI.

During the years ended March 31, 1995 and 1994, the Company advanced to Holdings $714,494 and $300,000, respectively, pursuant to various notes which were to mature on or before July 1, 1995. As of March 31, 1995 all principal and interest under the notes had been paid in full.

On September 27, 1995, the Company borrowed $2 million through a promissory note to Charles E. Bradley, Sr., Chairman of the Board of Directors. Interest accrues as 11.5% and was payable on the maturity date, December 31, 1995, or upon the exercise of an option by CPS Holdings, Inc., for the purchase of 1,800,000 shares of the Company's common stock at $2.50 per share, whichever is earlier. On December 6, 1995, Holdings exercised its option and the note was repaid in full.

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

(5)  CONTRACTS HELD FOR SALE

The balance of Contracts held for sale was made up of the following components:

                                                        December 31,         March 31,
                                                        ------------       ------------
                                                            1995               1995
                                                            ----               -----
Gross receivable balance                                $  24,694,964      $  30,358,454

Unearned finance charges                                   (3,820,267)        (6,889,231)

Dealer discounts                                           (1,054,776)        (1,123,726)

Deferred loan origination fees (net of related costs)          59,077           (125,480)

Allowance for credit losses                                  (330,156)          (323,631)
                                                        -------------      -------------
Net contracts held for sale                             $  19,548,842      $  21,896,386
                                                        -------------      -------------
                                                        -------------      -------------

Activity in the allowance for credit losses consisted of the following:

                                       December 31,      Year ended March 31,
                                      --------------   ------------------------
                                           1995            1995         1994
                                           ----            ----        ----
Balance, beginning of period          $    323,631     $    50,169    $  17,446

Provisions                                 828,458         532,947       30,008

Charge-offs                             (1,076,982)       (386,408)      (7,788)

Recoveries                                 255,049         126,923       10,503
                                      ------------     -----------    ---------
Balance, end of period                $    330,156     $   323,631    $  50,169
                                      ------------     -----------    ---------
                                      ------------     -----------    ---------

The Company is required to represent and warrant certain matters with respect to the Contracts sold to the investors, which generally duplicate the substance of the representations and warranties made by the dealers in connection with the Company's purchase of the Contracts. In the event of a breach by the Company of any representation or warranty, the Company is obligated to repurchase the Contracts from the investors at a price equal to the investors' purchase price less the related credit enhancement and any principal payments received from the borrower. In most cases, the Company would then be entitled under the terms of its agreements with its dealers to require the selling dealer to repurchase the Contracts at the Company's purchase price less any principal payments received from the borrower.

As of December 31, 1995, March 31, 1995 and March 31, 1994, the Company had commitments to purchase approximately $910,325, $706,720 and $309,343, respectively of Contracts from Dealers. The Company signed an agreement with an investment bank for the placement of up to $65.0 million in securities backed by its Contracts. The Company expects to fulfill this commitment in March 1996 and further expects that the terms associated with this securitization will be similar to the terms of the December 1995 securitization.

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

(6) SERVICING

Servicing fees are reported as income when earned, net of related amortization of purchased and excess servicing. Servicing costs are charged to expense as incurred. Servicing fees for the periods shown included the following components:

                                      Nine months ended
                                         December 31,           Year ended March 31,
                                      -----------------    ------------------------------
                                             1995              1995              1994
                                             ----              ----              ----
Gross loan servicing fees                $  9,007,193      $  8,411,182      $  3,796,133
Amortization of purchased servicing           --                 (4,849)          (36,243)
Amortization of excess servicing           (2,023,938)       (1,205,271)         (203,871)
                                         ------------      ------------      ------------
Net Servicing fees                       $  6,983,255      $  7,201,062      $  3,556,019
                                         ------------      ------------      ------------
                                         ------------      ------------      ------------

For the year ended March 31, 1994, servicing fees for the two clients to whom the Company had sold its Contracts accounted for approximately 32% of its total revenues.

Contracts serviced for the Company's largest servicing client were $49.2 million at December 31, 1995. The Company services Contracts and loans to borrowers residing in approximately 50 states, with the largest concentrations of loans in California, Florida, Pennsylvania, Texas, Illinois and Nevada. Servicing balances for the periods shown were made up of the following components:

                                             December 31,             March 31,
                                             ------------    ----------------------------
                                                 1995            1995            1994
                                                 ----            ----            ----
Third party servicing                        $    --         $    --        $  1,958,592
Contracts held for sale                        20,764,205      23,469,223        744,210
Servicing subject to recourse provisions:
  Whole loan portfolios                        21,213,050      29,754,103      9,604,485
  Alton Receivables Corp.                      22,732,021      35,324,463     52,859,416
  CPS Receivables Corp.                       224,218,079     104,252,042        --
                                             ------------    ------------    ------------
                                             $288,927,355    $192,799,831    $ 65,166,703
                                             ------------    ------------     ------------
                                             ------------    ------------     ------------

(7)  EXCESS SERVICING RECEIVABLES

The following table summarizes ESR activity for the periods shown:

                               Nine months ended
                                  December 31,         Year ended March 31,
                               -----------------   ----------------------------
                                     1995             1995             1994
                                     ----             ----             -----
Balance, beginning of period     $  5,154,361      $  2,293,733    $    503,297
ESR gains recognized                7,977,828         4,065,899       1,994,307
Amortization of ESR                (2,023,938)       (1,205,271)       (203,871)
                                 -------------     ------------    ------------
Balance, end of period           $ 11,108,251      $  5,154,361    $  2,293,733
                                 -------------     ------------    ------------
                                 -------------     ------------    ------------

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

                                             December 31,                March 31,
                                            -------------     -----------------------------
                                                 1995             1995            1994
                                                 ----             ----            ----
Present value of future cash flows          $  34,538,442     $  19,551,370    $  7,319,713
Discounted allowance for credit losses        (23,430,191)      (14,397,009)     (5,025,980)
                                            -------------     -------------    ------------
Net ESR balance                             $  11,108,251     $   5,154,361    $  2,293,733
                                            -------------     -------------    ------------
                                            -------------     -------------    ------------

Servicing subject to recourse provisions    $ 268,163,150     $ 169,330,608    $ 62,463,901
                                            -------------     -------------    ------------
                                            -------------     -------------    ------------

Discounted allowance as percentage of
servicing subject to recourse provisions             8.74%             8.50%           8.05%
                                            -------------     -------------    ------------
                                            -------------     -------------    ------------

(8) SHAREHOLDERS' EQUITY

PREFERRED STOCK

The holders of the Series A Preferred Stock were entitled to receive non-cumulative annual dividends equal to 6% of par value, payable quarterly in cash (or, at the option of the Company, in-kind in additional shares of Series A Preferred Stock), when and as declared by the Board of Directors, after the Company's cumulative net income from the date of the Company's initial public offering reached $5,000,000. No dividends or other distributions may be made with respect to the common stock until accrued dividends have been declared and paid (or reserved for payment) on the Series A Preferred Stock. Upon liquidation, the Series A Preferred Stock is entitled to receive, in preference to any payment on the common stock, an amount equal to par value plus any accrued and unpaid dividends. After March 31, 1994, the Series A Preferred Stock was subject to redemption at the option of the Company at a price of $1.00 per share plus accrued and unpaid dividends. On March 15, 1995 the company redeemed, for an aggregate price of $3.4 million, all of the outstanding Series A Preferred stock with proceeds from the March 7, 1995 public offering of 2,000,000 shares of its common stock.

COMMON STOCK

On October 29, 1992 the Company completed its initial public offering of 2,400,000 shares of common stock. On November 12, 1992 the underwriter executed its option to sell an additional 200,000 shares of the Company's common stock. Net of related expenses, the Company raised $4,910,686 in the offering. On November 19, 1993 the Company sold 333,334 shares of its common stock in a private placement resulting in net proceeds of $1,440,003. On March 7, 1995 the Company completed a public offering of 2,000,000 shares of its common stock.
Net of related expenses, the company raised $13,304,550 in this offering.

Holders of the common stock are entitled to such dividends as the Company's Board of Directors, in its discretion, may declare out of funds available, subject to the terms of any outstanding shares of preferred stock and other restrictions. In the event of liquidation of the Company, holders of common stock are entitled to receive, pro rata, all of the assets of the Company available for distribution, after payment of any liquidation preference to the holders of outstanding shares of preferred stock. Holders of the shares of common stock have no conversion or preemptive or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock.

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

Upon the consummation of the Company's initial public offering which became effective on October 22, 1992, Holdings deposited 1,200,000 shares of common stock (the "Escrow Shares") in escrow with the Company's transfer agent for the common stock, pursuant to an agreement by and among Holdings, the Company, the escrow agent and Whale Securities Co., LP. During the escrow period, Holdings may vote, but may not transfer, the Escrow Shares. While in escrow, the Escrow Shares have been excluded from computations of primary earnings per common and common equivalent share due to the contingent nature of their release. The escrow agreement provided for the Escrow Shares to be released either in their entirety or in increments of 600,000 depending on the Company's attainment of certain net income levels for the fiscal years ending March 31, 1994 and March 31, 1995, or, alternatively, if the Company's common stock trades above certain levels for a specified period of time during the fiscal years ending March 31, 1994 and March 31, 1995. The release of the Escrow Shares is deemed to be compensatory and results in a charge to the Company equal to the fair market value of the Escrow Shares as of the date on which they are released. This charge related to the release of the shares is not deductible for income tax purposes.

As of March 31, 1994, the Company had exceeded the target in the escrow agreement which provided for the release of all of the Escrow Shares in the event that the Company's net income for the fiscal year ended March 31, 1994 exceeded $2.9 million. For purposes of the escrow agreement, net income is measured after full provision for taxes, without benefit from any net operating loss carryforwards, and without consideration for any compensation charges associated with the release of the Escrow Shares.

The release of the Escrow Shares was deemed compensatory and resulted in a one-time expense for the year ended March 31, 1994 of $6,450,000, or the estimated fair market value of the Escrow Shares at the time of their release. This one-time charge is offset by an increase in common stock. There was no impact on total shareholders' equity on the Company's financial statements as a result of the release of the Escrow Shares and the corresponding charge.

OPTIONS AND WARRANTS

The Board of Directors of the Company adopted the 1991 Stock Option Plan (the "Plan") on December 16, 1991 that was subsequently approved by the Company's then sole shareholder. In September 1995, the Board of Directors and Shareholders approved a 500,000 share increase to the Plan increasing the total number of shares reserved for issuance pursuant to the Plan to 2,700,000. The Plan provides for the grant of options to purchase shares of Common Stock to officers and other key employees of the Company. The Plan is administered by a committee of the Board of Directors. Options granted under the Plan may or may not be incentive stock options as defined in section 422 of the Internal Revenue Code, depending upon the terms agreed by the Board of Directors at the time of the grant. The Plan is effective for ten years.

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

The following table summarizes option activity for the periods shown:

                                                       Options Outstanding
                                                 -------------------------------
                                                 Number of
                                                   Shares        Price Per Share
                                                 ---------       ---------------
   Options outstanding March 31,1993             1,352,520            $2.50
     Granted                                       355,720        $2.50 - $4.38
     Exercised                                      --                  --
     Canceled                                       30,400            $2.50
                                                 ---------
   Options outstanding March 31, 1994            1,677,840        $2.50 - $4.38
     Granted                                       415,200        $5.38 - $6.63
     Exercised                                      48,000            $2.50
     Canceled                                       --                  --

   Options outstanding March 31, 1995            2,045,040        $2.50 - $6.63
     Granted                                        84,160            $7.25
     Exercised                                      44,000            $2.50
     Canceled                                       --                  --
                                                 ---------
   Options outstanding December 31, 1995         2,085,200        $2.50 - $7.25
                                                 ---------
                                                 ---------

Vesting schedules and expiration dates vary with each grant. As of December 31, 1995, 1,276,786 options were vested and exerciable and 522,800 shares were available for grant under the Plan.

On August 21, 1992, the Board of Directors approved the grant to Holdings of a non-qualified option to purchase 1,800,000 shares of common stock at an exercise price of $2.50 per share, the estimated fair market value at the date of grant. This option is in addition to and is not part of the Plan. This option vests in full on the date of grant and expires ten years from the date of grant. On December 6, 1995, Holdings exercised its option in full.

In connection with the Company's initial public offering, the Company has sold to the underwriter of the offering, for an aggregate price of $120, warrants to purchase up to 240,000 shares of the Company's common stock at an exercise price of $3.00 per share. The warrants are exercisable during the four year period commencing one year from the date of the offering. The shares represented by the warrants have been registered by the Company. During the nine months ended December 31, 1995, and the year ended March 31, 1995, the underwriter exercised 100,534 and 39,466 warrants, respectively, leaving a balance of 100,000 at December 31, 1995.

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

(9)  COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases its facilities and certain computer equipment under non-cancelable operating leases which expire through 2001. Future minimum lease payments at December 31, 1995 under these leases are as follows:


                 1996                    $    648,826
                 1997                         685,675
                 1998                         611,290
                 1999                         590,169
                 2000                         590,169
                 Thereafter                    87,433
                                         ------------
                                         $  3,213,562
                                         ------------
                                         ------------

Rent expense for the nine months ended December 31, 1995 and the years ended March 31, 1995 and 1994 was $186,483, $219,835 and $157,203, respectively. The
Company's facility lease contains certain rental concessions and escalating rental payments which are recognized as adjustments to rental expense and are amortized on a straight-line basis over the term of the lease.

LITIGATION

The Company is subject to lawsuits which arise in the ordinary course of its business. Management is of the opinion, based in part upon consultation with its counsel, that the liability of the Company, if any, arising from existing and threatened lawsuits would not have a material adverse effect on the Company's financial position and results of operations.


(10) INCOME TAXES

Income taxes are comprised of the following:

                                          Nine months ended
                                             December 31,       Year ended March 31,
                                          -----------------  --------------------------
                                                 1995            1995           1994
                                                 ----            ----           ----
Current
  Federal                                    $  2,156,799    $  3,718,390   $   326,668
  State                                           726,319       1,144,158       337,556
                                             ------------    ------------   -----------
    Current tax expense                         2,883,118       4,862,548       664,224
Deferred
  Federal                                       1,683,960        (353,739)    1,327,087
  State                                           515,108         (27,877)      234,614
                                             ------------    ------------   -----------
                                                2,199,068        (381,616)    1,561,701
    Change in valuations allowance                  --              --       (1,735,899)
                                             ------------    ------------   -----------
    Deferred tax benefit                        2,199,068        (381,616)     (174,198)
                                             ------------    ------------   -----------
      Total tax expense                      $  5,082,186    $  4,480,932   $   490,026
                                             ------------    ------------   -----------
                                             ------------    ------------   -----------

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

The Company's effective tax expense differs from the amount determined by applying the statutory Federal rate of 35% for the nine months ended December 31, 1995, and the year ended March 31, 1995, and 34% for the year ended March 31, 1994, to income (loss) before income taxes as follows:

                                     Nine months ended
                                        December 31,        Year ended March 31,
                                     -----------------  ---------------------------
                                            1995            1995           1994
                                            ----            ----           ----
Expense at Federal tax rate             $  4,430,058    $  3,901,297    $  (437,935)
California franchise tax, net of
  Federal income tax benefit                 737,192         727,267        470,860
Change in valuation allowance                 --              --         (1,735,899)
Escrow share expense                          --              --          2,580,000
Other                                        (85,064)       (147,632)      (387,000)
                                        ------------    ------------    -----------
                                        $  5,082,186    $  4,480,932    $   490,026
                                        ------------    ------------    -----------
                                        ------------    ------------    -----------

The tax effected cumulative temporary differences that give rise to deferred tax assets and liabilities as of December 31, 1995 and March 31, 1995 are as follows:

                                             December 31,        March 31,
                                             -------------       ----------
                                                 1995               1995
                                                 ----               ----
Deferred Tax Assets:
  Accruals                                   $      77,716       $   11,793
  Furniture and equipment                           52,938           28,337
  Provision for credit losses                       33,727          142,398
  State taxes                                      489,856          375,046
                                             -------------       ----------
                                                   654,237          557,574

  Valuation allowance                              --                 --
                                             -------------       ----------
  Total tax asset                                  654,237          557,574

Deferred Tax Liabilities:
  Excess servicing receivables                  (2,297,491)           --
  Organization costs                               --                (1,760)
                                             -------------       ----------
  Net deferred tax asset (liability)         $  (1,643,254)      $  555,814
                                             -------------       ----------
                                             -------------       ----------

In determining the possible future realization of deferred tax assets, future taxable income from the following sources be taken into account: (a) the reversal of taxable temporary differences, (b) future operations exclusive of reversing temporary differences and (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire.

The Company believes that the deferred tax asset will more likely than not be realizable due to the reversal of the deferred tax liability and expected future taxable income.

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

(11)  DEBT

At March 31, 1995 the Company had a $50 million warehouse line of credit (the "Line") with General Electric Capital Corp. The Line provides the Company with an interim financing facility to hold Contracts for sale in greater numbers and for longer periods of time prior to their sale to other institutional investors. In June 1995 the Company entered into two new agreements which restructured the Line and increased the maximum available amount to $100.0 million. The primary agreement provides for loans by Redwood Receivables Corporation ("Redwood") to the Company, to be funded by commercial paper issued by Redwood and secured by Contracts pledged periodically by the Company. The Redwood facility provides for a maximum of $100.0 million of advances to the Company, with interest at a variable rate tied to prevailing commercial paper rates. When the Company wishes to securitize these Contracts, a substantial part of the proceeds received from Investors is paid to Redwood, which simultaneously releases the pledged Contracts for transfer to a pass-through securitization trust. The second agreement is a standby line of credit with GECC, also with a $100.0 million maximum, which the Company may use only if and to the extent that Redwood does not provide funding as described above. The GECC line is secured by Contracts and substantially all the other assets of the Company. Both agreements extend through November 30, 1998. The two agreements are viewed as a single short-term warehouse line of credit, with advances varying according to the amount of pledged Contracts. At December 31, 1995 and March 31, 1995, there was $7.5 million and $19.7 million, respectively, outstanding under the Line which was secured by contracts held for sale.

On December 20, 1995, the Company issued $20.0 million in rising interest subordinated redeemable securities due January 1, 2006 ("the Notes"). The Notes are unsecured general obligations of the Company. Interest on the Notes will be payable on the first day of each month, commencing February 1, 1996, at an annual interest rate of 10.0% per annum. The interest rate increases 0.25% on
each January 1 for the first nine years and 0.50% in the last year.   In
connection with the issuance of the Notes, the Company incurred and capitalized issuance costs of $1,105,695. The Company recognizes interest and amortization expense related to the Notes using a method which approximates the effective interest method over the expected redemption period. At December 31, 1995, there was $1,100,430 of unamortized deferred financing costs related to the Notes. The Notes are subordinated to certain existing and future indebtedness of the Company as defined in the indenture agreement. The Company is required to redeem, subject to certain adjustments, $1.0 million of the aggregate principal amount of the Notes through the operation of a sinking fund on each of January 1, 2000, 2001, 2002, 2003, 2004 and 2005. The Notes are not redeemable at the option of the Company prior to January 1, 1998. The Company may at its option elect to redeem the Notes from the registered holders of the Notes, in whole or in part, at any time, on or after January 1, 1998 and prior to January 1, 1999 at 102% of their principal amount, on or after January 1, 1999 and prior to January 1, 2000 at 101% of their principal amount, and on or after January 1, 2000 at 100% of their principal amount, in each case plus accrued interest to and including the date of redemption.

On March 12, 1993, the Company issued a $2 million Five Year Convertible Subordinated Note ("Note 1") to an institutional investor in conjunction with an agreement by that investor to commit to purchase up to $50 million of the Company's Contracts. Interest accrues at 11% and is payable semi-annually. At any time prior to the maturity date, and subject to a full pre-payment of Note 1, the holder may convert it, in its entirety, to 533,334 shares of common stock, at $3.75 per share, of the Company. On July 5, 1995, the holder converted Note 1. On November 16, 1993, the Company issued a $3 million Five Year Convertible Subordinated Note ("Note 2") to the same institutional investor in conjunction with an agreement by that investor to commit to purchase an additional $50 million of the Company's Contracts. Interest accrues at 9.5% and is payable semi-annually. At any time prior to the maturity date, and subject to a full pre-payment of Note 2, the holder may convert it, in its entirety, to 480,000 shares of common stock, at $6.25 per share, of the Company. At December 31, 1995, $71,250 of interest related to the notes is included in accounts payable and accrued expenses

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

The terms of Note 2 provide that the Company shall not make any distributions to holders of its common stock (other than dividends or distributions payable in common stock of the Company) or purchase, redeem or otherwise acquire or retire for value any of its common stock or any warrants, rights or options, if at the time of such action the Company is in default on Note 2, or if it would be in default after giving effect to such action. Note 2 is subordinate to all other debt of the Company. The Company is in compliance with all of the terms and conditions of Note 2.

On May 15, 1994 the Company issued a promissory note in the amount of $2 million to the same institutional investor who holds Note 2. On October 25, 1994, the Company borrowed an additional $3 million under two new promissory notes from two different institutional investors. These Promissory notes bear interest at 400 basis points over the Citibank Base Rate and mature on February 28, 1995, with provisions for extensions to April 30, 1995, at the option of the Company. The Company repaid each of these notes with the proceeds from its March 7, 1995 public common stock offering.

On July 6, 1995, the Company borrowed $2.0 million from the same investor who holds Note 2 pursuant to a promissory note which bears interest at the rate which Citibank, NA announces from time to time as its base rate plus 2.00% and which matures on December 31, 1995. On December 6, 1995, the note was repaid in full. On September 27, 1995, the Company borrowed $2.0 million from Charles E. Bradley, Sr., which was repaid on December 6, 1995.

(12)  EMPLOYEE BENEFITS

The Company sponsors a pretax savings and profit sharing plan under section 401(k) of the Internal Revenue Code (the "Plan"). Under the Plan, eligible
employees are able to contribute up to 1% to 15% of their compensation.   The
Company matches 20% of employees contributions up to $400 per employee per calendar year. The Company's contribution to the Plan was $13,811 and $16,245 for the nine months ended December 31, 1995 and the year ended March 31, 1995, respectively.


(13)  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following summary presents a description of the methodologies and assumptions used to estimate the fair value of the Company's financial instruments. Much of the information used to determine fair value is highly subjective. When applicable, readily available market information has been utilized. However, for a significant portion of the Company's financial instruments, active market values do not exist. Therefore, considerable judgments were required in estimating fair value for certain items. The subjective factors include, among other things, the estimated timing and amount of cash flows, risk characteristics, credit quality and interest rates, all of which are subject to change. Since the fair value is estimated as of December 31, 1995, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different. The estimated fair values of financial assets and liabilities at December 31, 1995, were as follows:


       Financial Instrument                     Carrying Value       Fair Value
----------------------------------------        --------------      ------------
Cash                                             $ 10,895,157       $ 10,895,157
Contracts held for sale                            19,548,842         20,700,000
Investment in subordinated certificates             2,174,666          2,174,666
Investment in credit enhancements                  30,477,793         30,477,793
Excess servicing receivable                        11,108,251         11,108,251
Warehouse line of credit                            7,500,000          7,500,000
Notes payable                                      20,000,000         20,000,000
Convertible subordinated debt                    $  3,000,000       $  3,000,000

                       Consumer Portfolio Services, Inc.
                   Notes to Consolidated Financial Statements
                     Nine months ended December 31, 1995 and
                       years ended March 31, 1995 and 1994

CASH

The carrying value approximates fair value.

CONTRACTS HELD FOR SALE

The fair value of the Company's contracts held for sale is determined in the aggregate based upon current investor yield requirements and by discounting the future cash flows using the current credit and discount rates that the Company believes reflect the estimated credit, interest rate and prepayment risks associated with similar types of instruments.

INVESTMENTS IN SUBORDINATED CERTIFICATES

The fair value is estimated by discounting future cash flows using credit and discount rates that the Company believes reflect the estimated credit, interest rate and prepayment risks associated with similar types of instruments.

INVESTMENTS IN CREDIT ENHANCEMENTS

The fair value is estimated by discounting future cash flows using credit and discount rates that the Company believes reflect the estimated credit, interest rate and prepayment risks associated with similar types of instruments.

EXCESS SERVICING RECEIVABLES

The fair value is estimated by discounting future cash flows using credit and discount rates that the Company believes reflect the estimated credit, interest rate and prepayment risks associated with similar types of instruments.

WAREHOUSE LINE OF CREDIT

The carrying value approximates fair value because the warehouse line of credit is short-term in nature and the related interest rates are estimated to reflect current market conditions for similar types of instruments.

NOTES PAYABLE

The fair value is estimated based on quoted market prices and on current rates for similar debt with similar remaining maturities.

CONVERTIBLE SUBORDINATED DEBT

The carrying value approximates fair value because the related interest rates are estimated to reflect current market conditions for similar types of instruments.


(14)  SUBSEQUENT EVENT

In February 1996, the Company entered into an agreement to acquire 1.6 million shares (approximately 38%) of NAB Asset Corporation ("NAB"), for $2.50 per share.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

                                                      September 30,  December 31,
                                                      ------------   ------------
                                                          1996           1995
                                                          ----           ----
ASSETS
Cash                                                  $    145,109   $ 10,895,157
Contracts held for sale (note 3)                        17,772,503     19,548,842
Servicing fees receivable                                2,732,971      1,454,707
Investment in subordinated certificates (note 2)            --          2,174,666
Investments in credit enhancements (note 2)             46,525,564     30,477,793
Excess servicing receivables                            19,110,958     11,108,251
Furniture and equipment, net                               630,520        548,535
Deferred financing costs                                   982,524      1,100,430
Other assets                                             5,528,007        569,944
                                                      ------------   ------------
                                                      $ 93,428,156   $ 77,878,325
                                                      ------------   ------------
                                                      ------------   ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable & accrued expenses                   $  4,526,558   $  1,341,905
Warehouse line of credit                                 9,838,856      7,500,000
Taxes payable                                            2,091,084      2,912,084
Deferred tax liability                                   1,643,254      1,643,254
Notes payable                                           20,000,000     20,000,000
Convertible subordinated debt                            3,000,000      3,000,000
                                                      ------------   ------------
                                                        41,099,752     36,397,243
SHAREHOLDERS' EQUITY

Preferred stock, $1 par value; authorized
5,000,000 shares; none issued                               --             --

Series A preferred stock, $1 par value;
authorized 5,000,000 shares; 3,415,000
shares issued; none outstanding                             --             --

Common stock, no par value; authorized
30,000,000 shares; 13,556,842 and 13,298,642
shares issued and outstanding at
September 30, 1996 and December 31, 1995, respectively  33,955,739     33,265,239

Retained earnings                                       18,372,665      8,215,843
                                                      ------------   ------------
                                                        52,328,404     41,481,082
Subsequent event (note 5)
                                                      ------------   ------------
                                                      $ 93,428,156   $ 77,878,325
                                                      ------------   ------------
                                                      ------------   ------------

See accompanying notes to condensed consolidated financial statements

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

                                                          Nine Months Ended
                                                            September 30,
                                                  ------------------------------
                                                      1996              1995
                                                      ----              ----
REVENUES:
Net gain on sale of contracts                     $15,864,442        $ 9,941,674
Servicing fees (note 4)                            12,939,146          7,105,684
Interest                                            7,347,704          5,384,990
                                                  -----------        -----------
                                                   36,151,292         22,432,348
                                                  -----------        -----------
EXPENSES:
Interest                                            4,309,859          2,835,237
Employee costs                                      6,121,280          3,087,263
General and administrative                          5,072,144          2,607,669
Marketing                                           1,117,051            708,097
Occupancy                                             542,009            271,411
Related party consulting fees                          56,250            262,500
Depreciation and amortization                         207,527            143,898
Provision for credit losses                         1,655,330            888,631
                                                  -----------        -----------
                                                   19,081,450         10,804,706
                                                  -----------        -----------
Income before income taxes                         17,069,842         11,627,642

Income taxes                                        6,913,020          4,733,542
                                                  -----------        -----------
Net income                                        $10,156,822        $ 6,894,100
                                                  -----------        -----------
                                                  -----------        -----------
Net income per common  and common
 equivalent share                                 $      0.69        $      0.54
                                                  -----------        -----------
                                                  -----------        -----------

Weighted average number of common
    and common equivalent shares                   14,746,930         12,837,934
                                                  -----------        -----------
                                                  -----------        -----------

Fully diluted net income per common
    and common equivalent share                   $      0.67        $      0.49
                                                  -----------        -----------
                                                  -----------        -----------

Fully diluted weighted average number of
    common and common equivalent shares            15,452,640         14,001,510
                                                  -----------        -----------
                                                  -----------        -----------

See accompanying notes to condensed consolidated financial statements

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

                                                               Nine Months Ended
                                                                 September 30,
                                                          ----------------------------
                                                              1996           1995
                                                              ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                             $  10,156,822  $   6,894,100
   Adjustments to reconcile net income to net cash
     used in operating activities:
     Depreciation and amortization                              207,527        143,898
     Amortization of excess servicing receivables             4,401,858      1,617,628
     Amortization of deferred financing costs                   117,906         --
     Provision for credit losses                              1,655,330        888,631
     Gain on sale of contracts from excess
      servicing receivables                                 (12,404,565)    (6,198,271)
     Loss on investment in NAB Asset Corporation                124,000         --
     Changes in operating assets and liabilities:
       Purchases of contracts held for sale                (254,322,070)  (114,803,980)
       Liquidation of contracts held for sale               254,443,079    117,891,066
       Servicing fees receivable                             (1,278,264)    (1,099,273)
       Prepaid related party expenses                            --            (30,834)
       Initial deposits to credit enhancement
         accounts                                            (9,020,145)    (7,262,503)
       Excess servicing deposited to credit
         enhancement accounts                               (13,274,535)    (6,721,998)
       Release of cash from credit enhancement
         accounts                                             6,246,909      8,087,419
       Deferred taxes                                            --           (381,616)
       Other assets                                          (1,082,063)       304,931
       Accounts payable and accrued expenses                  3,184,653        288,795
       Warehouse line of credit                               2,338,856    (15,416,779)
       Taxes payable                                           (821,000)       329,681
       Deferred rent                                             --            (33,677)
                                                          -------------  -------------
          Net cash used in operating activities:             (9,325,702)   (15,502,782)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of subordinated certificates            2,022,220         --
   Investment in NAB Asset Corporation                       (4,000,000)        --
   Purchases of furniture and equipment                        (289,512)      (381,616)
   Payments received on subordinated certificates               152,446        118,764
                                                          -------------  -------------
          Net cash used in investing activities              (2,114,846)      (262,852)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of note to related party                             --          2,000,000
   Repayment of notes payable                                    --         (5,000,000)
   Issuance of common stock                                      --         13,304,550
   Exercise of options and warrants                             690,500        227,764
                                                          -------------  -------------
          Net cash provided by financing activities             690,500     10,532,314
                                                          -------------  -------------
Decrease in cash                                            (10,750,048)    (5,233,320)
Cash at beginning of period                                  10,895,157      6,686,844
                                                          -------------  -------------
Cash at end of period                                     $     145,109  $   1,453,524
                                                          -------------  -------------
                                                          -------------  -------------
Supplemental disclosure of cash flow information:
   Cash paid during the period
        Interest                                          $   3,766,359  $   2,568,007
        Income taxes                                      $   6,679,000  $   4,844,050
Supplemental disclosure of non-cash investing and
    financing activities:
Issuance of common stock upon conversion of debt          $      --       $  2,000,000

See accompanying notes to condensed consolidated financial statements

               Consumer Portfolio Services, Inc. and Subsidiaries
              Notes to Condensed Consolidated Financial Statements
                               September 30, 1996
                                   (Unaudited)

NOTE 1:  BASIS OF PRESENTATION

The Company is engaged in the business of purchasing, selling and servicing retail installment sales contracts ("Contracts") originated by automobile dealers ("Dealers") that sell both new and used automobiles, light trucks and passenger vans.

The unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. All such adjustments are, in the opinion of management, of a normal recurring nature. Results for the nine month periods ended September 30, 1996 and 1995 are not necessarily indicative of the operating results to be expected for the full year.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein.

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Alton Receivables Corp. ("Alton"), CPS Receivables Corp. ("CPSRC") and CPS Funding Corp. ("CPSFC"). The consolidated financial statements also include the accounts of SAMCO Acceptance Corp. ("SAMCO") and LINC Acceptance Company, LLC ("LINC") both of which are 80% owned subsidiaries of the Company. All significant intercompany transactions and balances have been eliminated.

On June 5, 1996, the Company purchased 38% of the outstanding common stock of NAB Asset Corporation ("NAB") for approximately $4 million. The investment in NAB is included in other assets and is accounted for by the Company under the equity method. All significant intercompany transactions and balances have been eliminated.

Included in other assets is a loan to a subsidiary of NAB. At September 30, 1996, the balance of the loan was approximately $600,000.


NOTE 2:  INVESTMENTS IN CREDIT ENHANCEMENTS

The Company is a party to various agreements with institutional investors and investment banks for the sale of the Company's Contracts. The agreements call for the Company to sell Contracts to one of its special purpose corporation subsidiaries, either Alton or CPSRC (the "SPCs"), which subsequently transfer the Contracts to various grantor trusts (the "Trusts") which then issue interest bearing certificates which are purchased by institutional investors. The terms of the agreements provide that simultaneous with each purchase of certificates by the investor, the Company is required to provide a credit enhancement in the form of a cash capital contribution to the SPC equal to a specified percentage of the amount of the certificates purchased by the investor. The SPC then deposits the initial cash deposit, and subsequent excess servicing cash flows as required by the terms of the various agreements, to an account held by a trustee (the "Spread Account") and pledges the cash to the Trust, which in turn invests the cash in high quality liquid investment securities as defined by the various agreements. In the securitizations since June 1995, the Company altered the credit enhancement mechanism to create a subordinated class of asset-backed securities ("B Piece") in order to reduce the size of the required initial deposit to the Spread Account. The Company has sold five of six B Pieces created in conjunction with the sale of the related senior certificates. Unsold B Pieces are accounted for as available for sale and, when originated, are treated as non-cash investing activities.

               Consumer Portfolio Services, Inc. and Subsidiaries
              Notes to Condensed Consolidated Financial Statements
                               September 30, 1996
                                   (Unaudited)

In the event that the cash flows generated by the Contracts transferred to the Trust are insufficient to pay obligations of the Trust, including principal or interest due to certificate holders or expenses of the Trust, the trustee will draw an amount necessary from the Spread Accounts to pay the obligations of the Trust. The agreements provide that the Spread Accounts shall be maintained at a specified percent of the principal balance of the certificates, which are increased in cases where delinquencies, repossessions or losses exceed certain specified levels. In the event delinquencies, repossessions or losses on the Contracts serviced exceed specified higher levels defined in certain of the Company's securitization agreements, the terms of those securitizations may allow for the transfer of servicing to another servicer. As principal payments are made to the certificate holders, and if the Spread Accounts are in excess of the specified percent of the principal balance of the certificates, the trustee shall release to the SPC the portion of the pledged cash that is in excess of the specified percent of the principal balance of the certificates. Except for releases in this manner, the cash in the Spread Accounts is restricted from use by the SPC or the Company.

NOTE 3:  CONTRACTS HELD FOR SALE

The Contracts which the Company purchases from dealers provide for finance charges of approximately 20% per annum, in most cases. Each Contract provides for full amortization, equal monthly payments and can be fully prepaid by the borrower at any time without penalty. The Company generally purchases the Contracts from dealers at a discount, ranging from zero to ten percent, from the amount financed under the Contract. In addition, the Company generally charges the Dealer a fee of $200 per Contract purchased. Contracts are generally sold by the Company within three months of their purchase, although they may be held longer. Contracts held for sale are stated at the lower of aggregate cost or market value, net of related reserves. At September 30, 1996 and December 31, 1995, the balance of Contracts held for sale was made up of the following components:

                                                September 30,     December 31,
                                                    1996              1995
                                                -------------     -------------
  Gross receivable balance                      $  23,351,660     $  24,694,964
  Unearned finance charges                         (4,327,496)       (3,820,267)
  Dealer discounts                                   (956,968)       (1,054,776)
  Deferred contract acquisition net costs              61,127            59,077
  Reserves for losses                                (355,820)         (330,156)
                                                -------------     -------------
  Net contracts held for sale                   $  17,772,503     $  19,548,842
                                                -------------     -------------
                                                -------------     -------------

               Consumer Portfolio Services, Inc. and Subsidiaries
              Notes to Condensed Consolidated Financial Statements
                               September 30, 1996
                                   (Unaudited)

NOTE 4:  SERVICING FEES

Servicing fees are reported as income when earned, net of related amortization of excess servicing. Servicing costs are charged to expense as incurred. Servicing fees for the nine month periods ended September 30, 1996 and 1995, included the following components:


                                           Nine Months Ended September 30,
                                           -------------------------------
                                                1996              1995
                                                ----              ----
  Gross contract servicing fees            $  17,341,004     $  8,723,312
  Amortization of excess servicing            (4,401,858)      (1,617,628)
                                           -------------     ------------
  Net servicing fees                       $  12,939,146     $  7,105,684
                                           -------------     ------------
                                           -------------     ------------

NOTE 5:  SUBSEQUENT EVENT

On January 17, 1997 the holder of the 9.5% $3 million convertible note exercised its right to convert the note into 480,000 shares of common stock.


NOTE 6:  NEW ACCOUNTING PRONOUNCEMENTS

On June 28, 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No.
125). This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished.

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management is in the process of evaluating what future effect SFAS No. 125 will have on the Company's financial position and results of operations.

   NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.


                            -----------------------------

                                  TABLE OF CONTENTS

                                                                            PAGE
                                                                           ----
Prospectus Summary.........................................................    3
Risk Factors...............................................................   11
Use of Proceeds............................................................   17
Price Range of Common Stock and Dividend Policy............................   17
Capitalization.............................................................   18
Selected Consolidated Financial Data.......................................   19
 Management's Discussion and Analysis of
 Financial Condition and Results of Operations.............................   22
Business...................................................................   33
Management.................................................................   48
Certain Transactions.......................................................   51
Principal Shareholders.....................................................   52
Description of the Notes...................................................   54
Underwriting...............................................................   65
Legal Matters..............................................................   66
Experts....................................................................   66
Incorporation of Certain Information by Reference..........................   66
Additional Information.....................................................   66
Index to Consolidated Financial Statements.................................   68


                                     $35,000,000


                                  CONSUMER PORTFOLIO
                                    SERVICES, INC.


                          ____% PARTICIPATING EQUITY NOTES-SM-
                                       DUE 2004
                                      "PENs-SM-"





--------------------------------------------------------------------------------
                                      PROSPECTUS

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                                  PIPER JAFFRAY INC.
                                LEGG MASON WOOD WALKER
                                     INCORPORATED
                                    DAIN BOSWORTH
                                     INCORPORATED





                                          , 1997

                                       PART II
                      INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below are the expenses estimated in connection with the issuance and distribution of the Company's securities, other than underwriting discounts and commissions. All expenses incurred with respect to the distribution will be paid by the Company. Except for the SEC registration fee, the NASD filing fee, and the NYSE filing fee, all expenses are estimated and assume that the Underwriters' over-allotment option is not exercised.


 SEC registration fee . . . . . . . . . . . . . . . . . . .        $12,197
 NASD filing fee. . . . . . . . . . . . . . . . . . . . . .          4,525
 NYSE filing fee. . . . . . . . . . . . . . . . . . . . . .          2,500
 Printing and engraving expenses. . . . . . . . . . . . . .         70,000
 Accounting fees and expenses . . . . . . . . . . . . . . .         75,000
 Legal fees and expenses
  (not including blue sky). . . . . . . . . . . . . . . . .         50,000
 Blue sky filing fees and expenses. . . . . . . . . . . . .         10,000
 Rating agency fees . . . . . . . . . . . . . . . . . . . .         35,000
 Trustee fees . . . . . . . . . . . . . . . . . . . . . . .          5,000
 Miscellaneous expenses . . . . . . . . . . . . . . . . . .          5,878
                                                                  --------
    Total. . . . . . . . . . . . . . . . . . . . . . . . .        $270,000
                                                                  --------
                                                                  --------

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under California law, a California corporation may eliminate or limit the personal liability of a director to the corporation for monetary damages for breach of the director's duty of care as a director, provided that the breach does not involve certain enumerated actions, including, among other things, intentional misconduct or knowing and culpable violation of the law, acts or omissions which the director believes to be contrary to the best interests of the corporation or its shareholders or which reflect an absence of good faith on the director's part, the unlawful purchase or redemption of stock, payment of unlawful dividends, and receipt of improper personal benefits. The Company's Board of Directors believes that such provisions have become commonplace among major corporations and are beneficial in attracting and retaining qualified directors, and the Company's Articles of Incorporation include such provisions.

    The Company's Articles of Incorporation and Bylaws also impose a mandatory obligation upon the Company to indemnify any director or officer to the fullest extent authorized or permitted by law (as now or hereinafter in effect), including under circumstances in which indemnification would otherwise be at the discretion of the Company.

    The Purchase Agreement to be entered into between the Company and the Underwriters, the form of which is included as an exhibit to this Registration Statement, includes the Company's agreement to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the Underwriters may be required to make with respect thereto. The Purchase Agreement also includes certain reciprocal indemnification rights in favor of the Company and its directors, officers and control persons.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a)  Exhibits.

 Exhibit
    No.    Description of Exhibit
 --------  ----------------------
  1.1      Form of Purchase Agreement.*
  4.1      Form of Indenture.
  4.2      Form of Participating Equity Note (included in Exhibit 4.3 herein).
  4.3      Form of First Supplemental Indenture.
  5.1      Opinion of Troy & Gould Professional Corporation.*
 12.1      Statement re: computation of ratio of earnings to fixed charges.
 25.1      Form T-1 Statement of Eligibility of Trustee.*
 23.1      Consent of KPMG Peat Marwick LLP.
 23.2      Consent of Troy & Gould Professional Corporation (contained in
           Exhibit 5.1).(*)
---------------
(*)        To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has already been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and shall be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (other than as provided in the proviso and instructions to Item 512(a)of Regulation S-K)(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Irvine, California on February 5, 1997.

                             CONSUMER PORTFOLIO SERVICES, INC.


                             By /s/ Charles E. Bradley, Jr.
                                ----------------------------
                                  Charles E. Bradley, Jr.
                                  President and Chief Executive Officer

                                  POWER OF ATTORNEY

    Each person whose signature appears below hereby appoints Charles E. Bradley, Jr. and Jeffrey P. Fritz his true and lawful attorneys-in-fact, each with power to act alone, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                          Title                       Date


/s/ Charles E. Bradley, Jr.
---------------------------  President, Chief Executive        February 5, 1997
Charles E. Bradley, Jr.      Officer (Principal Executive
                             Officer) and Director


/s/ Charles E. Bradley, Sr.
---------------------------  Chairman of the Board             February 5, 1997
Charles E. Bradley, Sr.


/s/ Jeffrey P. Fritz
---------------------------  Senior Vice President and Chief   February 5, 1997
Jeffrey P. Fritz             Financial Officer (Principal
                             Financial and Accounting Officer)


/s/ William B. Roberts
---------------------------  Director                          February 5, 1997
William B. Roberts


/s/ John G. Poole
---------------------------  Director                          February 5, 1997
John G. Poole


---------------------------  Director
Robert A. Simms


---------------------------  Director
Thomas L. Chrystie